

Rule 2



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BlueScope Steel Limited

ABN

16 001 011058



We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,974,755 issued
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	14,974,755 issued: • 5,400 shares issued pursuant to Employee Share Ownership Plan 2003; • 2,605,400 shares issued pursuant to the Long Term Incentive Plan – Public Listing Award 2002 at nil exercise price; and • 12,363,955 shares issues pursuant to the Long Term Incentive Plan – Public Listing Award 2002 at $2.85 exercise price.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	• 5,400 shares issued at $7.86 per share; • 2,605,400 shares issues at $nil per share; and • 12,363 955 shares issued at $2.85 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• 5,400 shares were issued pursuant to the ESOP 2002 Award; and • 14,969,355 were issued pursuant to the Long Term Incentive Plan - Public Listing Award 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	• 1 September 2004 commenced and finalised 6 October 2004 – ESOP shares; and • 5 October 2004 – Long Term Incentive Plan shares.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
749,310,252	ORD

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	Nil

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary securities.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 [+]Quotation of our additional [+]securities is in ASX's absolute discretion. ASX may quote the [+]securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the [+]securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those [+]securities should not be granted [+]quotation.

- An offer of the [+]securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any [+]securities to be quoted and that no-one has any right to return any [+]securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the [+]securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the [+]securities to be quoted, it has been provided at the time that we request that the [+]securities be quoted.

- If we are a trust, we warrant that no person has the right to return the [+]securities to be quoted under section 1019B of the Corporations Act at the time that we request that the [+]securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18/10/2004
SECRETARY

Print name: LISA NICHOLSON

== == == == ==

+ See chapter 19 for defined terms.


BLUESCOPE
STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 13 October 2004

BLUESCOPE STEEL'S ANNUAL GENERAL MEETING

As previously announced, the Annual General Meeting of BlueScope Steel Limited will be held on Tuesday, 19 October 2004 at The Westin, 1 Martin Place, Sydney, commencing at 2pm (Sydney time).

At the meeting, shareholders will consider resolutions 4 to 8, being resolutions proposed by shareholders under section 249N of the *Corporations Act 2001*. The Australian Securities and Investments Commission has asked the Company to elaborate on the impact of some of those resolutions.

The directors have provided detailed disclosure in the Notice of Annual General Meeting as to why they believe resolutions 4 to 8 are not in the interests of BlueScope Steel or its shareholders and have encouraged shareholders to vote against the resolutions.

Additionally, at the time of finalising the Notice of Annual General Meeting, the directors received legal advice that resolutions 7 and 8 (and possibly resolution 6) need not be put to shareholders on the basis of the uncertainty and ambiguity of their operation. However, the directors have decided to put those resolutions to shareholders as, notwithstanding the absence of merit, questions on the governance of BlueScope Steel are ones that should be debated by shareholders. The BlueScope Steel directors have, since their appointment, worked hard to implement best corporate governance practice consistent with the distinctive features of the Company's business.

It is important to note that if any of resolutions 4 to 8 were approved by a special majority of shareholders at the Annual General Meeting, the directors would further explore the implications for the Company.

As a matter of principle, the directors do not consider any of resolutions 4 to 8 to be in the interests of BlueScope Steel and its shareholders. If passed, it is always open for the merits of the constitutional amendments made by those resolutions to be examined by the Company and further considered by shareholders at a later date.

In respect of the interpretation of the constitutional changes proposed by resolutions 4 to 8, the Company would not be seeking to clarify the operation of resolutions 4 and 5 as it considers the wording of the changes to be clear.

Resolutions 6, 7 and 8 however, are ambiguous and raise difficulties of interpretation. If any of these are passed by a special majority of shareholders, the Company would at least consider what refinements are needed to the wording of these resolutions to make the provisions workable. This process may include proposing further amendments to the constitution at a subsequent date. If the changes proposed by any of resolutions 6, 7 and 8 are included in BlueScope Steel's constitution, the operation of the new provisions will be uncertain, until such time as shareholders approve any clarifying amendments.

If resolution 6 was approved by a special majority of shareholders at the Annual General Meeting, the Chairman, Mr Kraehe and Mr McCann would automatically vacate their offices as directors of BlueScope Steel. It is possible – based on the wording of resolution 6 – that the Deputy Chairman, Mr McNeilly may also automatically vacate office.

Neither Mr Kraehe, Mr McCann nor Mr McNeilly have indicated what they would do if resolution 6 were approved. It is open for each of them to resign from other positions on listed public companies that they may hold, in order to be eligible to be re-appointed to the BlueScope Steel board. However, as each of the directors considers that it is unlikely that resolution 6 will be passed, they do not consider it necessary to speculate on their future actions or create unnecessary uncertainty for the other boards on which they serve.

As the Board has clearly indicated in the Notice of Annual General Meeting, they do not support any of the proposed resolutions and intend to vote all undirected proxies against them.

About BlueScope Steel Limited (ASX: *BSL*)

BlueScope Steel (formerly known as BHP Steel) is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA and on 27 April 2004 completed the acquisition of Butler Manufacturing, with operations in North America and China, creating a strong, global steel building components and pre-engineered buildings business.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

ADDRESS TO IISI WORLD STEEL INDUSTRY CONFERENCE
ISTANBUL
MONDAY, 4 OCTOBER 2004

SPEECH BY KIRBY ADAMS
CHAIRMAN

BUILDING THE SIX PILLARS OF A WISER, STRONGER STEEL INDUSTRY

Introduction

Ladies and Gentlemen,

It is four years since I first addressed our Institute, when IISI 34 was held in Melbourne, Australia. At that time, just after the 2000 Sydney Olympics, steel was heading toward the bottom of the cycle.

I'm sure you can recall the mood that shrouded our industry. I do not think a single analyst had a "buy" on any steel company.

Needless to say, the changes that have occurred since then have been profound. With prices now at new highs, and the world's hunger for steel showing no signs of abating, the turn-around has indeed been remarkable.

Four years ago in Melbourne, who among us would have predicted such optimism, so soon?

So I think it is fair to say that for the moment, our industry is perceived as dynamic. In the short-term, the outlook for our industry is positive.

However, despite the current good times, our long-term outlook will only remain positive if we use our current prosperity to address the challenges that face us.

(slide 2)

What are these challenges?

Firstly, the structure of the global steel industry remains too fragmented.

Second, the investment industry continues to view our business as highly volatile – a view that our current successes only serve to reinforce.

Third, far too much of the rent in the steel supply chain is going to the suppliers of raw materials.

So while China is driving demand at present - accounting for three-quarters of the increase in global steel production since 2001 – we cannot rely on growth from China, alone, if we are to fundamentally change our industry.

And if we are to prosper in the long term, the global steel industry must change.

The growth phase we are witnessing in China will not achieve long-term certainty for all of us. We must build this from within our global steel industry.

(slide 3)

Change must come from us. If not from those of you in this room, then from whom?

We need to learn from the lessons of the past.

We need to improve the effectiveness of our industry.

Now is the time for us to take control of our industry's future.

If we are to prosper in the long term, I believe that as an industry, we must be wiser in our approach and make fundamental changes today in order to be stronger tomorrow.

To be wiser is to become more responsive to the market place. More trusted by investors. More valued by the communities in which we do business.

To be stronger is to be less susceptible to the ebb and flow of the steel and economic cycles.

How do we achieve this?

By directing our energy toward the essential support structures of a renewed and sustainable steel industry.

I believe there are six areas we need to focus on. Six pillars that we must build.

(slide 4)

The first is the reshaping - the restructuring – of our industry

1. Restructure

Consolidation will strengthen our industry.

We have seen other industries become revitalised by consolidation. The oil industry, aluminium in the early 1990s and iron ore in the late 1990s are cases in point.

By contrast, steel is still emerging from the national identity paradigm of the last century, where every country wanted at least one major steel company.

Today, Europe is leading the way in steel industry consolidation. There are also encouraging signs in the USA and North Asia. Yet some hurdles remain.

For example, in the USA, strong barriers continue to block closure of inefficient steelmaking operations.

If we are to become stronger as an industry, the closure of long-term uneconomic capacity must be advanced. Uneconomic capacity must not be further underwritten during times of strong market conditions.

While we can expect growth in demand to stimulate new steel capacity, we must be aware of the long-term effects of increased capacity if it is not confined to growing markets. It is distressing to hear in various conversations so many of us again focused on size, on tonnes – rather than markets and returns.

On the positive side, it is clear that most capacity growth is currently occurring in markets where capacity is required, such as China. And we are seeing net closures in slow growth regions. However, we need more vigour, and greater breadth of initiatives, if the industry is to meet the challenge of sustainably matching supply and demand.

We will also become stronger by forming alliances.

As I've previously said, global partnerships within our industry will assist us in demonstrating the scale required to attract capital. And global partnerships will give our customers the steel solutions and level of specialisation they need.

Finally, steel companies must restructure so there is an increased capability and willingness to flex production in response to market signals.

A restructured steel industry will flex production as demand levels change. It will be market responsive. It will gain strength through this flexibility. It will have the courage to produce less in weaker markets rather than more.

We can restore this ability, this courage. Look to Europe to see how successfully this has been done in 2003 / 2004.

The second pillar requires a shift of mind-set.

(slide 5)

2. Volatility is the Enemy of our Industry

Volatility has been the norm for our industry. To become stronger and wiser, we must question this paradigm.

Volatility discourages investors.

While the current good times are to be enjoyed, we must bear in mind that the bottom of the most recent down turn was less than three years ago.

Prospective investors are viewing our rapid change of fortunes as more evidence of volatility. Perversely, our current success means that our reputation for unpredictability has increased, and will continue to cloud perceptions of our companies' worth.

We must build financial sustainability.

The ongoing requirement to attract significant amounts of capital simply to achieve necessary blast furnace re-lines demonstrates how critical this is.

Volatility also hinders new applications.

We cannot penetrate and entrench steel in new market applications if price and availability are uncertain. Yet we must create and nurture demand in new markets if we are to diminish the cyclicality that impedes us.

The third pillar is to change our raw materials situation.

(*slide 6*)

2. Change Raw Materials Situation

Some argue that raw material prices are too high.

Others contend that the raw materials suppliers are creating the production discipline that we in the steel industry do not naturally possess. Perhaps they are correct?

Scrap, pig iron, DRI, coking coal, natural gas and fuel oil, as well as transport, have all shown major cost increases.

A recent report from the United States said that since 2002, raw material and energy costs for integrated mills have risen by between 53 and 74 percent, depending on the level of integration.

Mini-mills have experienced raw material and energy cost increases of between 116 and 119 per cent.

Clearly, too much rent in the supply chain is going to raw materials.

How do we address this situation?

By expanding our raw materials base.

Basic economics suggests that those steel companies with the capital and capability should consider investing in raw materials. We can help overcome raw materials consolidation by again growing steel industry-owned operations.

There are better returns available in raw materials, even today, than in any part of the steel industry. And investors consistently value these earnings more highly.

We should also encourage new entrants as raw material suppliers, and provide the opportunity for them to participate in the business of supplying our companies.

However, the current pricing situation cannot be solved by the steel industry alone.

Raw material suppliers must also be responsible in their pricing.

Raw material suppliers must understand that they and the steel industry are competing inter-materially against aluminium, concrete, wood, plastics and so forth. If, because of raw material pricing, people stop choosing steel, we all lose.

Further, high raw material prices threaten the new application potential that is so vital to our industry's future. Again, we all lose.

A win-win is the *only* workable outcome for this situation. Therefore, we *and* our raw materials suppliers must make a collective commitment to steel as a material in the modern economy.

The fourth pillar is to continue our stand against Government and taxpayer funded steel subsidies.

(*slide 7*)

3. Continue Our Stand Against Steel Subsidies.

Government distortion of global steel markets must end.

We must redress this distortion of global steel economies.

Efficient steel companies without access to subsidies from their own governments continue to be penalised. Any industry that penalises efficiency is undermining its long-term business viability.

So, for the sake of our industry's future, we must stay firmly committed to the success of the Steel Subsidies Agreement negotiations. Your support, echoed in this room yesterday, is critical.

Now is not the time to change our tune.

For the most part, we have succeeded in getting governments out of our industry.

In many countries, governments have ceased being owners or operators of steel mills. Privatisation has accelerated. This trend needs to continue.

Our aim must be a globally privatised steel industry, free of the distortions wrought by government intervention.

We must maintain our resolve. Reviewing our position every six months is not the answer.

As long as we maintain uneconomic excess capacity, and as long as our industry creates life-long inefficiencies by subsidising new capacity, we will continue to be defined by headlines that scream 'protectionism,' and 'trade dispute.'

And investors will hesitate to place their long-term capital with us.

We need to be united on this issue.

This is not a quick fix.

We must not allow today's high level of demand to cause us to waver.

Hesitating and stalling are not the answer. Together we must make a proclamation that this is a chance to improve things, permanently.

The fifth pillar is to spend wisely to strengthen our future.

(*slide 8*)

Spend Wisely to Strengthen Our Future

How do we use our profits wisely?

There is no long-term advantage in simply using today's profits to build more capacity. Or to use capacity to keep making the same products. To do this is to trap ourselves in cyclicality.

We must ensure that we only invest where the economics of this investment make sense at all points in the cycle.

Uneconomic and unsustainable expansions in capacity will only serve to compromise our industry's long-term health.

Restraint is essential. Exercising restraint will maximise the prospects of investors re-rating steel industry stocks.

At the same time, many established parts of the industry still need restructuring, and we must invest now to achieve this restructuring.

But now, it is important that we spend to take care of our owners.

World-wide, our shareholders have been patient. By and large, they have stuck with us for several decades. In return, we have lost them money over the long-term.

If we are to prosper in the long term, we need to re-build shareholder confidence for the long-term.

The profits we have generated should be focused on our investors.

Now, while times are good, we should express our gratitude to our shareholders.

We must reward their faith with capital returns, and with dividends, now.

If we do this, our shareholders will continue to stick with us and the market will reward us.

My own company's experience bears this out. Right from the start, the Board and management of BlueScope Steel have made shareholders our priority.

Our focus has been to tax effectively return funds to shareholders. We have done this by providing attractive, fully franked dividends, and through a share buy-back program, which has boosted earnings per share.

From the company's public listing in July 2002 to 30 September this year, BlueScope Steel achieved a Total Shareholder Return (dividends plus share price appreciation) of 198 per cent.

BlueScope Steel's experience has been that shareholders recognise and reward companies which are focused on shareholder value, and are prepared to return funds to their shareholders.

As an industry, we must not measure our success by how big we are. Return on investment is far more important than size.

We must also spend to become smarter.

By investing in innovation – by stimulating new thinking through more and better R&D, we will produce new products, and we will drive steel into new applications more efficiently.

Greater intellectual input will result in added value to our industry. And this will give us a far better future than adding capacity.

So, I emphasise. Let's spend on innovation. On new products, new processes and new applications for steel. We must ensure that we place proper value on the imaginations of our people. They are key company assets.

Let's create the new steel products, and find the new steel applications, that will signify a new steel industry.

The sixth pillar is a greater awareness of our licence to operate.

(*slide 9*)

Re-affirm Our Licence to Operate.

We know that our companies do not exist in social or environmental vacuums.

To be viable, we must reflect the social and environmental values of the communities in which we do business.

And where possible, we should strive to exceed the expectations that are placed upon us.

In particular, we are obliged to care for our people.

We must ensure the safety of every employee and contractor. We must be sure that no one leaves our sites in a worse condition than when they arrived.

That is our duty. So what is the reality?

The reality is that every year, more than one hundred people die in our industry. More than one hundred human lives are lost.

This was the position a year ago when we met in Chicago. It remains the position today as we meet in Istanbul.

This is simply not acceptable. We do not have the right to expose our fellow human beings to grief and suffering.

From our discussions, we know that fatalities and safety incidents are down in some of our companies. But in others, a negative trend continues.

I have said before that as Chairman, my hope is that we can reduce fatalities year-over-year by 20 per cent. I dearly hope that, in five years, no one will die because they work in our industry.

Safety is right, and it is good business. I urge you all to spare no effort in Making it Zero fatalities in our industry, within five years.

Progress towards Zero is possible. Some of you will undoubtedly suffer setbacks, but we must persevere towards our goal of Making it Zero fatalities in our industry, within five years.

We must care for our people, and so must we care for the natural world.

An environmental threat is an industry threat. The Greenhouse Gas issue and its consequent regulations demand ongoing attention. We must continue demonstrating responsibility toward this issue.

Ratification of the Kyoto Protocol is likely to constrain the building of new capacity in many parts of the world. It is also likely to increase costs for many of us.

Governments and communities will demand greater environmental accountability from us.

A Greenhouse Gas Tool for use in accounting for gas emissions is a much needed development.

Also, I urge you all to become involved in the CO2 Breakthrough Programme. It is an opportunity to further improve the global perception of our industry as responsible and pro-active in our efforts to reduce greenhouse gas emissions.

This is a chance to present our industry as forward thinking. Seize it.

(iii) Conclusion

To summarise,

There are six specific areas we need to work on in order to improve our steel industry. Six pillars that will form the basis of a wiser, stronger steel industry.

(slide 10)

We must restructure.

We must focus on reducing volatility.

We must address the raw materials situation.

We must continue our stand against steel subsidies and excessive government interference in our industry.

We must spend on innovation to produce new wealth, and on our owners.

We must ensure the safety of every employee and contractor and re-affirm our licence to operate within our host communities.

Meet these six challenges, build these six pillars, and we – the leadership of the world's steel industry in 2004 - will have made the fundamental changes our industry needs.

Then, the steel industry will be more highly regarded.

Then, our companies will be even more desirable for long-term investment.

More desirable as employers.

And more desirable as neighbours, as members of a community.

And we will indeed, be a wiser, stronger industry.

As leaders of the world's steel companies, we can each make a difference.

(slide 11)

Together, we are the people who can make the steel industry better.

We must re-deploy our current profitability responsibly.

I would also like to express my gratitude for this opportunity to speak. It has been a privilege to lead the IISI during these past twelve months.

Progress must be made.

Ladies and gentlemen, I thank you.

-END-



Building the Six Pillars of a Wiser, Stronger Steel Industry

Kirby Adams
Chairman

October 2004



Six Pillars of a Wiser, Stronger Steel Industry



LONG TERM OUTLOOK POSITIVE IF CHALLENGES ARE ADDRESSED



Six Pillars of a Wiser, Stronger Steel Industry

CHANGE MUST COME FROM US





First Pillar of a Wiser, Stronger Steel Industry

RESTRUCTURE AND CONSOLIDATION



33 %
55 %
'98
'03
Top 3 Companies
NORTH AMERICA
31 %
50 %
'98
'03
Top 3 Companies
ASIA
49 %
64 %
'98
'03
Top 3 Companies
SOUTH AMERICA
AUSTRALIA AND OCEANIA
© 2001 EB, Inc.



Second Pillar of a Wiser, Stronger Steel Industry

FOCUS ON REDUCING VOLATILITY


Spot Price Hot Rolled Coil (US Midwest)
US$/tonne
900
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300
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100
0
Jan-00
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Oct-02
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Apr-03
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Oct-03
Jan-04
Apr-04
Jul-04



Third Pillar of a Wiser, Stronger Steel Industry

ADDRESS THE RAW MATERIALS SITUATION



Fourth Pillar of a Wiser, Stronger Steel Industry

OECD

STAND AGAINST STEEL SUBSIDIES

NYSE
New York Stock Exchange
The World Puts its Stock in Us.®


TOKYO
STOCK EXCHANGE


London
STOCK EXCHANGE





Fifth Pillar of a Wiser, Stronger Steel Industry



SPEND ON INNOVATION AND REWARD OUR INVESTORS



Sixth Pillar of a Wiser, Stronger Steel Industry





BECOME SAFER AND RE-AFFIRM OUR LICENCE TO OPERATE





Six Pillars of a Wiser, Stronger Steel Industry

- Restructure / Consolidate
- Focus on Reducing Volatility
- Address Raw Materials Situation
- Stand Against Steel Subsidies
- Spend on Innovation and Reward our Investors
- Become Safer and Re-affirm Our Licence to Operate



Six Pillars of a Wiser, Stronger Steel Industry

TOGETHER WE CAN MAKE THE STEEL INDUSTRY BETTER



Building the Six Pillars of a Wiser, Stronger Steel Industry

Kirby Adams
Chairman

October 2004

Australia China Business Council (ACBC) China Oration

Wednesday, 24 November 2004
7.00pm
The Australian Club, William Street, Melbourne

Topic: *"Five Steps to Engaging the Dragon"*
- *The challenges for Australian manufacturing in the Chinese century"*

Introduction

Thank you, Warwick.

Good evening, ladies and gentlemen.

It is my great pleasure to deliver the 2004 China Oration tonight!

China is extremely important to my company, BlueScope Steel, and increasingly important to our nation – Australia.

I believe that China's growth will offer wonderful opportunities for world-competitive Australian manufacturers.

As you may know, China is now contributing some 40 per cent of annual world economic growth.

Like Britain, The United States and Japan in earlier centuries, the world is now seeing China write its own very significant chapter in the economic history books.

There is every reason to believe that the 21st Century may be the 'Chinese Century'.

Our Company, BlueScope Steel, participates in the steel and building products industries, industries which are feeling the benefit of the surging Chinese economy.

To give you an idea of the scale of China's impact on the steel industry…

In the year to October 2004, Chinese steel production grew 22 per cent to a record 263 million tonnes (annualised). This is more than USA, Japan and Germany combined.

To place this growth in perspective, in 1994, steel production in China was 93 million tonnes.

So in just ten years, China's steel production has almost trebled (270 per cent).

And Chinese demand for steel is still growing strongly.

As we would expect, this economic growth is affecting Australia.

In 2003, Australia's exports to China increased by 8.4 per cent to $9.1 billion, and China is now Australia's third largest export market and trading partner.

Exports to the United States, by comparison, fell 17 per cent to $9.5 billion.

While Australia largely exports primary products to China, China mainly exports labour intensive manufactured products to Australia.

But there are signs of change.

Between 1999 and 2003, Australia's manufactured exports to China grew from $658 million to $1.8 billion – an increase of 165 per cent in just 5 years.

Given China's inexorable rise, I believe it is necessary to stimulate discussion about the implications for Australia.

And in particular, the implications for our manufacturing sector.

So, tonight I would like to put forward some ideas about how our Australian manufacturing sector can successfully engage with China.

I believe there are five steps we must take.

I believe we must:

1) Communicate the true worth of Australia's manufacturing sector.
2) Raise awareness of the possibilities of engagement with China.
3) Ensure a fair, competitive basis for two-way trade between China and Australia.
4) Commit to reforms in infrastructure, energy and water.
5) Acknowledge that we are all stakeholders in Australian manufacturing's future, and we must behave in a way that secures its future.

To do these things properly, we must be clear that Australian manufacturing is a valuable part of Australian society.

(1.) So the First Step is to communicate the worth of Australia's manufacturing sector.

Let's start by asking, what is the state of Australian manufacturing?

Some of you may be surprised to learn that we are in fairly good shape, although clearly some manufacturers are faring better than others.

There are now plenty of examples of Australian manufacturing companies that have greatly improved their fitness, and in some cases undergone successful surgery, over the past decade.

In 2003, manufactured products comprised 23 per cent of Australia's exports and manufacturing generated about 13 per cent of the country's gross domestic product.

Although manufacturing's share of GDP has fallen in recent years, this is largely because the value of services has grown so much.

As a proportion of GDP, manufacturing still contributes more than double the output of mining, for example.

Manufacturing employs about 12 per cent of the workforce; and provides full-time employment for over 1 million Australians; and it undertakes about 50 per cent of Australia's private sector research and development.

So a competitive Australian manufacturing sector delivers significant broad-based benefits for this country and it's also of great strategic importance.

No high-ranking OECD country is without a significant manufacturing sector.

As many of you know, Australian manufacturing has been under significant pressure to reinvent itself over recent decades.

The manufacturing sector now absolutely accepts that it has no right to demand protection and be assisted to survive – the sector has to earn its way in the global marketplace. And we are held to high standards.

As protection and tariffs have dropped, so manufacturing has become more competitive, and more sophisticated or it has disappeared.

Today, lead times are shorter, order sizes smaller, and delivery performance more critical than ever before.

The old, slow ways of operating would virtually guarantee defeat in the present business climate.

We in the manufacturing sector are competing with the world's best.

To do so, we have had to become more agile and flexible.

Our sales and marketing activities are more clever, and our value propositions are stronger.

For Australian manufacturers to stay in business, and continually improve productivity, we must be internationally cost competitive.

That is the 'ticket to the game'.

At BlueScope Steel, for example, that means remaining at the low end of the international cost curve in all our manufacturing operations.

And ensuring that the product and service packages we provide to our customers deliver real value.

Already, we are seeing many successes in Australian manufacturing.

For instance, since 1998 the value of exports of passenger motor vehicles has more than doubled.

One in three vehicles manufactured in Australia are now exported.

And I am very proud that the overwhelming majority of the steel in these cars is sourced from BlueScope Steel –

That's Australian steel being exported in highly value-added form.

There are many individual companies in Australia – many of them our customers – who are highly competitive in world terms.

Increasingly, we are seeing that successful Australian manufacturing companies are innovative.

To prosper in the new environment, to engage with China, Australian manufacturers must do more than simply keep costs down.

They must go beyond just making commodities.

They need to exploit niches.

Innovation is an area I feel very strongly about.

It's something we are driving hard at BlueScope Steel.

In many cases, innovation means getting out of low value added products into design or technology intensive products, often wrapped with a valued service component.

It means exploiting intellectual capital or proprietary technology.

It means developing specialised capabilities or focusing on niche markets.

And, in local markets, it means exploiting local advantages such as faster delivery times, shorter supply lines and better distribution systems.

A national imperative is that successful manufacturing companies, and the manufacturing sector, are nurtured and encouraged.

By engaging with China, the manufacturing sector can play a key role in boosting the living standards of all Australians, and ensuring our long-term prosperity.

But, in order to engage, manufacturing companies must see that engagement is achievable, and can have great benefits.

Which brings me to the Second Step.

(2.) Raising awareness of the possibilities of engagement with China.

Let me share some insights from our experiences in China.

Last year, less than 5 per cent of BlueScope Steel's global sales were derived from the Chinese market, but we expect this to increase once our current growth projects are complete.

China's economic performance is characterised by rapid urbanisation and industrialisation, with the building and construction industries central to this growth.

In China, BlueScope Steel occupies two niches in the building and construction markets…

These are pre-engineered buildings and premium steel building products.

We have been involved in some significant projects, including the Guangzhou Stadium, the Jin Mao tower in Shanghai, and developments at Beijing airport, amongst the first sights many visitors to China encounter.

Our China businesses are growing.

Soon, they'll extend along the value chain from putting high quality metallic and painted coatings onto steel coil, to designing and erecting complete steel buildings.

From our experience of doing business in China, we are very aware of that market's appetite for leading edge, high quality technology and products, the ease of access to many world-class development zones and very supportive investment conditions – incentives, support and speed of decision-making.

We also know first-hand what a dynamic, youthful, high quality and well-educated workforce pool exists in China.

Just over a year ago, we were evaluating whether to proceed with our new coating and painting line at Suzhou.

I visited Shanghai and met with Mr Xu Da Quan, the then CEO of Baosteel. His company is a potential supplier of steel feedstock to our project.

Bao is one of the world's largest and most impressive steel companies.

I made the comment that, in seeking to build our China business, we at BlueScope Steel were mindful of being a very small fish in a very large pond.

Mr Xu replied, "Ah yes, but you are a very fast little fish".

Subsequently, the project team developing our Suzhou facility adopted the motto "Chao Xiao Yu" and the cartoon logo you can see printed on the small boxes on your tables.

Translated, the words mean "super little fish", and that's how we see ourselves in China.

I think this story helps illustrate the way in which Australian companies can establish effective niches in the Chinese market.

And in the markets in which we compete, we are swimming downstream as fast as we can.

So Australian manufacturers can do business in China, and do it very well.

Of course, if we are to succeed, we must be able to compete fairly.

So, to the Third Step.

(3.) Ensuring a fair, competitive basis for two-way trade between China and Australia.

The United States and China are key players in the new economic order.

We have a well-established alliance with the United States, and we have a timely opportunity to negotiate a free trade agreement with China.

A well-negotiated Australia-China FTA has the potential to operate as a positive force for economic advancement in both countries.

Yet the risks and challenges posed to Australian manufacturing by the inexorable rise of Chinese productive capacity over the years ahead are considerable.

Chinese firms will increasingly strive to compete with Australian enterprises in export and third country markets.

And strive to establish footholds in Australian markets, with ease of entry likely to be further smoothed in the event of an FTA.

Now, the prospect of heightened competition is not a reason for Australia to avoid an FTA with China.

Australian manufacturing has met considerable challenges, and can certainly meet the challenge of China…provided we are able to do business in a fair competitive environment.

If we are to secure the best future for our manufacturing sector, we need a more clear articulation of a national policy position and framework in support of manufacturing.

If Australia is to proceed with an FTA with China, this is critically important.

The threads of effective national policies are already visible.

The Federal Government is contemplating a range of actions in areas of importance: for example, international tax, competition policy, skills-based training and workplace relations.

Much of the public discussion about an Australia-China FTA over recent months has been about China's threshold requirement to be granted 'market economy status' as a pre-condition to FTA negotiations, and about the consequences for Australia's anti-dumping measures.

Australian manufacturers have strongly expressed reservations about the potential for a weakening of existing anti-dumping processes.

The various views on this issue have been well voiced, and I don't intend to wade into them tonight other than to say that these issues are of great importance to our customer base here in this country, and the effectiveness of Australia's anti-dumping regime is a matter of great significance.

A vigorous, fair and transparent Australian anti-dumping system is a key element in achieving the right balance for participants in the challenging global trading environment.

This is not about protection. It's about ensuring products are fairly priced.

The next step concerns the need for better infrastructure for Australian manufacturing.

We must make this a priority.

(4) So, Step Four is a call for government commitment to further reforms in Australia's infrastructure, energy and water.

And the Productivity Commission has also urged action in these areas.

Australia's historical successes in manufacturing were founded on low energy costs, efficient transport infrastructure and ready availability of low cost inputs such as water and raw materials.

But our recent economic success has exposed major capacity constraints in our ports, railways and shipping.

Further government action and greater infrastructure investment is badly needed to alleviate these bottlenecks.

On the interstate rail network, this includes upgrading track to allow greater axle loads, standardising gauges, and relieving rail congestion in the Sydney area.

Here in Victoria, gauge standardisation of the Melbourne-Hastings line would remove the need for BlueScope Steel to gauge transfer some 500,000 tonnes of steel product per year.

On our roads, the introduction of B-Triple trailers on the National Highway System would make a step-change in capacity and efficiency in the transport of non-bulk freight.

Greater integration of road and rail facilities into intermodal hubs, and better connections into seaports are needed.

There's also a need to work towards a competitively neutral freight system, a system which will encourage investment in places where it will generate the greatest economic rewards.

Recent power outages in a number of states have highlighted the need for investment in energy infrastructure.

Further development of the national energy market is needed.

Governments also need to ensure that energy pricing is not discouraging investment.

The recent series of dry years in this country has drawn attention to the way we manage our water resources.

A number of areas stand out as requiring more attention.

For example, Australia currently makes limited use of recycled water.

Systems to re-use household grey water, such as the third pipe system now being installed in some new housing developments, should be encouraged.

And more steps should be taken to encourage re-use of treated effluent for agriculture and industry, as is currently being considered at Werribee, and underway at BlueScope Steel's Port Kembla Steelworks.

In our cities, most stormwater is simply flushed away to the ocean.

There is clearly potential to capture this water and pipe it to irrigate gardens, sports grounds, golf courses and other facilities, and re-use it in manufacturing processes.

Finally, what we need in Australian manufacturing is a greater sense of unity and a greater focus on growing a world-competitive manufacturing base in Australia.

And this leads me to the Fifth and final Step toward successful engagement with China.

(5.) Acknowledging that we are all stakeholders in manufacturing's future.

Which means that everyone involved in Australian manufacturing must behave in a way that secures its future.

Regrettably, Australian manufacturing is handicapped relative to international competition in one key area: the way our manufacturing sector trade union leaders appear to see their roles.

I am not talking about our employees here, who for the most part are terrific.

In part, the industrial issues we face are a function of the regulatory framework for industrial relations that currently operate in this country.

One example: the framework seems to encourage a season of strikes whenever EBAs are up for renewal.

Too often, there seems to be a desire by union leaders and officials in manufacturing to demonstrate their power to 'take the workforce out' and 'take the management on'.

In the "Chinese Century", this is not constructive behaviour.

Over the last three years, BlueScope Steel has been subjected to a range of strike actions.

If they weren't so serious and damaging to our customers, they would be almost comic.

For example…

- A 24-hour strike at Western Port, in Victoria, just prior to Christmas 2002, because Christmas hampers were not offered to all employees at that site.

- At Port Kembla, in March 2002 we suffered a strike that involved the dumping of $1million worth of molten iron.

- This strike occurred when four employees were two minutes late getting back to the change rooms for their end of shift shower.

- In February last year, a rail operations employee at our Port Kembla plant was dismissed.

- The reason?

- He was observed doing chin-ups on the outside of a moving locomotive.

  And the response to this dismissal?

  Unions instigated a stop work meeting, in breach of the enterprise agreement.

  And the result?

  Two and a half thousand tonnes of iron being dumped on the ground at a cost of half a million dollars.

- While at Port Kembla in 2001, unions took persistent industrial action to undermine our Alcohol and Other Drug policy.

- The policy involves alcohol and drug testing only after accidents or near misses.

- It has one aim – to help achieve our goal of a Zero Harm workplace.

And the list goes on, and on, and on.

Throughout this year we have been seeking to negotiate new enterprise bargaining agreements for our downstream Australian operations.

Our EBA offer has been on terms which an objective observer might regard as quite reasonable – including a 13.5% pay increase for a proposed three year agreement, well in excess of the manufacturing industry average.

The benefits we provide to our employees, such as superannuation, lead Australian industry standards.

We share the prosperity and performance of our company with all employees through bonuses and employee share plans.

However, our business has been subjected to repeated strikes and stopworks designed to impede our ability to get product to customers.

At Western Port, here in Victoria, for example, our 'on time' delivery performance at this time last year was a commendable 95 per cent.

Our employees worked diligently to get it to this impressive level.

In the four weeks of October 2004, as a result of industrial action at Western Port, delivery performance fell as low as 73 per cent.

A delivery performance of 73 per cent meant that of the 1,350 orders that the plant had to deliver to customers by the end of a week, approximately 335 orders were late.

In the last four financial years, BlueScope Steel has suffered over 300 strikes and over 460,000 man-hours lost.

This financial year alone, BlueScope Steel has suffered 110 strikes, with over 40,000 man-hours lost.

In all cases, where the terms of an enterprise bargain have been agreed over the past year, this has been either:

1. a result of employees accepting the Company's offer, despite their union's position,

2. or a result of an independent arbitration to settle the dispute on materially the same terms as the Company's initial offers at the beginning of the bargaining period.

Unfortunately, the people who really suffer are our employees.

The pay rises they eventually receive are much delayed, to enable months of union posturing (and they endure days without pay).

The leadership of a trade union brings with it certain rights under the Australian system.

But leadership also carries significant responsibilities:

- recognition that union members' future job security is connected to the success of the enterprise they are working for,

- and, understanding that community welfare depends on an internationally competitive and reliable manufacturing industry.

And in case some of you think I am 'crying wolf' with these comments, I say this...

BlueScope Steel operates 75 manufacturing plants in 16 countries across three continents.

In the last four years, we have had strikes in only one country– Australia – and we have had hundreds of them.

It is not surprising that, as Australian domestic demand for manufactured products has continued to grow strongly over the last few years and local manufacturers have moved to meet that demand, the country's overall exports of manufactures have dropped.

Growth in productive capacity here has not kept pace with local economic growth. Australia's manufactured exports have suffered as manufacturers have re-directed products to meet local market demand.

As a result, other countries are grabbing a bigger share of the growth in global markets, which is being driven by China.

Industrial action hurts the reputation of Australian manufacturing and its international competitiveness.

It is an unfortunate truth, and not widely stated, that the irresponsible actions of a few union leaders and officials are creating real hesitation about new, large-scale manufacturing investment in this country.

Their behaviour is driving manufacturing investment away from Australia.

Over the course of the past year, BlueScope Steel has made commitments to new capital projects with a planned value of around A$1 billion.

The majority of our new investments are being made outside Australia, in Asia and in North America.

We have committed to a couple of significant capital projects in Australia, which will amount to well over $200 million.

But we do so with some apprehension because of our experience of union leaders' behaviour.

And we observe that there are not many other major new manufacturing investments being made in this country.

As well as driving investment away, this behaviour also risks driving customers away.

Manufacturing industry's customers are increasingly global, with worldwide supply chains.

If Australian manufacturers are not reliable suppliers, then customers will simply shop elsewhere, dual-source from overseas, or relocate their own operations.

Whatever the union leaders' agenda – and it's often difficult to fathom – the end result of their behaviour is to damage Australia's reputation as a reliable supplier and **to** damage Australia's manufacturers.

If unchecked, this behaviour will ultimately lead to a future in which the vast majority of manufacturing activities to meet Australian market demand are located outside Australia – perhaps much of it in China – with products imported back into this country.

I don't think this is a future any of us in this room wish to see.

So to conclude.

I have outlined five areas – Five Steps – that I believe will help Australian manufacturing to prosper in the new Chinese century:

- Communicate the real worth of Australia's manufacturing sector.
- Raise awareness of the possibilities of engagement with China.
- Ensure a fair, competitive basis for two-way trade between Australia and China.
- Commit to domestic reforms in infrastructure, energy and water.
- And acknowledge that we are all stakeholders in Australian manufacturing's future and, together, behave in a way that secures its future.

Australian manufacturing is a far more robust and vibrant sector than many believe.

It is making a broad and valuable contribution to this country.

The sector is entering a critical phase – that will determine its future.

If we can achieve the steps I have outlined, then Australian manufacturing can prosper from (rather than fear) the many opportunities that the rise of China offers.

I believe that China's growth will offer wonderful opportunities for world-competitive Australian manufacturers.

So, as we enter the Chinese Century, we must be aware of the gravity of the decisions that are being taken today.

Let's make sure that when we look back in 5 or 10 years time, we can confidently say we did not shirk the challenges, and we did create a more prosperous future for all Australians.

Thank you.





BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

Statement

Release Time: IMMEDIATE
Date: 23rd November 2004

BLUESCOPE LYSAGHT ACQUIRES ASSETS OF RANBUILD

BlueScope Steel Limited today announced that its BlueScope Lysaght business has entered into a conditional contract to purchase the assets of the Ranbuild business. The transaction will settle on 1 December 2004. Ranbuild is a privately owned Australian company that commenced operations in Newcastle in 1948.

Ranbuild is a successful designer and distributor of pre-fabricated steel garages, barns, farm sheds and shed kits in Australia, with a comprehensive reseller network. BlueScope Steel and Ranbuild have a long-standing commercial relationship.

The acquisition of the Ranbuild assets is consistent with BlueScope Steel's strategy to build its downstream branded products offer and will enhance the capability of BlueScope Lysaght to offer "lite" pre-engineered steel buildings in the Australian marketplace.

About BlueScope Steel Limited (ASX: *BSL*)

BlueScope Steel is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of roll-forming facilities across the Asia Pacific region that is unmatched by any other steel company. Additional metal coating and painting lines are under construction in China, Vietnam and Thailand.

BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA. In April 2004, the Company completed the acquisition of Butler Manufacturing, with operations in North America and China, creating a strong, global steel building components and pre-engineered buildings business.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

Contacts:

Media
Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor
John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com



BlueScope Steel Limited
Level 11, 120 Collins Street
Melbourne VIC 3000
AUSTRALIA
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 23 November 2004

BLUESCOPE STEEL ANNOUNCEMENT OF HALF YEAR RESULTS ON 21 FEBRUARY 2005

BlueScope Steel Limited (ASX: *BSL*) confirms that it will be releasing its half year results for the six months ended 31 December 2004 on Monday, 21 February 2005.

About BlueScope Steel Limited (ASX: *BSL*)
BlueScope Steel is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of roll-forming facilities across the Asia Pacific region that is unmatched by any other steel company. Additional metal coating and painting lines are under construction in China, Vietnam and Thailand.

BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA. In April 2004, the Company completed the acquisition of Butler Manufacturing, with operations in North America and China, creating a strong, global steel building components and pre-engineered buildings business.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media
Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Telephone: +61 3 9666 4039
Mobile: +61 411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investors
John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Telephone: +61 3 9666 4150
Mobile: +61 419 893 491
E-mail: John.Knowles@bluescopesteel.com


BLUESCOPE
BUTLER

BlueScope Butler China


BlueScope Butler Shanghai
BlueScope Butler Tianjin

Analyst Briefing - Shanghai – 12th November, 2004

Presented by:
Mike Alossi President BlueScope Steel China

Presentation Outline

1. Overview
2. Facilities and Processes
3. Products and Markets
4. Financials
5. Strategy
6. Reference Projects
7. Summary


BUTLER


BLUESCOPE
BUTLER

Presentation Outline

1. Overview
2. Facilities and Processes
3. Products and Markets
4. Financials
5. Strategy
6. Reference Projects
7. Summary


BUTLER


BLUESCOPE
BUTLER

Development of BlueScope Butler

- 1992 – Opened representative office in China
- 1995 - Registered a wholly owned venture
- 1996 - Built our plant in Shanghai
- 2001 – Expanded Shanghai facilities to include beam manufacture
- 2002 – Built our second plant in Tianjin
- 2004 – Commenced construction of beam facility at Tianjin
- Finished over 1,100 projects - 14.6 million square meters


BUTLER


BLUESCOPE
BUTLER

Safety



LDI
No Lose Time Days
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Days Of LDI
3000
2500
2000
1500
1000
500
0
Days Lost Time Days
4
2
1
0
134
714
849
2,701
Structural Line
Maintanance
5 Rolling Lines
Shipping
Stations



Efficient work but where is safety ?



Decrease shipping costs ?



Teamwork





Safety

- Regular safety meetings & reviews
- Clear safety regulations
- Implementing BlueScope Steel Safety management System
- Company sponsored annual medical checkup for employees aged 30 years and over



Butler was awarded Safety Model Unit of 2002 and 2003.



BLUESCOPE BUTLER


BlueScope Butler Process
Owner's Concept
Customer Tour
Manufacturing
Design team develops fully engineered solution
Final Contract Negotiation
Detailed discussions to finalise project design
Deliver a high quality, complete building solution
100% Customer Satisfaction

Complete Building Solutions

Value Engineering

Design

Manufacturing

Project Management

Transportation

On-Site Consultation

Construction Services

Local Support

Building Solution

Key Success Factors to Date

BlueScope Butler's Name

Right Timing

Our Core Strength

Management Personal Involvement

Performance

Service

Quality

Factors of Success

Perfect timing to enter the market

- Massive industrial developments
- Foreign Investors rushed into China
- The market's appetite for quick Construction, economical solutions and quality solutions

Positioning ourselves in the Market

- Right Setup and solutions for the market need
- Quality solutions, Customer focus, Competitive price.



Right Approach to the Market - Total construction solution

- ❑ Promote our strengths and the Difference – whole system solution that has stood the test of time




Value
Local Support
Design
Single Source Capability



Single Source

Factors of Success

Right Approach to the Market - Total construction solution

- ❑ Select the right products / solutions
- ❑ Hire the right people
- ❑ Build state of the art facilities
- ❑ Set up effective processes
- ❑ Transferred the best our culture from Butler USA
- ❑ Adopted the best of the local culture





Number 1 in PEB and 3rd Overall in Metal Construction in China

Sales Ranking for Metal Structure Industry (1999 – 2003)

Value in '000 RMB

PEB Ranking	Company Names	Ranking					Sales				
		2003	2002	2001	2000	1999	2003	2002	2001	2000	1999
	Jiangnan Heavy Industry Co., Ltd.	1	6	7	5	5	1,040,873	467,736	411,984	348,528	425,894
	Hangzhou Hangxiao Steel Structure Co., Ltd.	2	4	-	-	-	959,280	510,550			
1	Butler (Shanghai) Inc.	3	1	3	2	4	893,229	819,780	514,634	491,431	496,458
	Zhejiang Dongnan Frame Group	4	2	-	-	-	869,610	805,864			
	Jiangsu Changsheng Group Co., Ltd.	5	7	-	-	-	654,390	388,081			
2	Shanghai ABC Steel Structure Co., Ltd.	6	3	6	-	6	567,413	527,797	431,190		320,333
	Baoding Mancheng Shuangfeng Non-ferrous Metal Products Co., Ltd.	7	-	-	-	-	531,168				
	Shanghai Sanhang-Yaxin Steel Pine Co., Ltd.	8	-	-	-	-	493,386				
	Zhejiang Huadong Light Steel Construction Materials Co., Ltd.	9	-	-	-	-	483,678				
	Caohu Fuhuang Light Construction Material Co., Ltd.	10	-	-	-	-	472,501				
	Chian Railway Turnout Bridge Inc.	-	5	-	-	-		471,067			
	China Jingye Construction Engineering Contractor Company	-	-	9	-	-			259,684		
	China Shengli Group	-	-	8	-	-			280,210		
	Gaoyao Jinli United Hardware Factory	-	-	-	9	-				196,110	
3	Hangzhou Dongnan Net Frame Factory	-	-	-	-	7					278,146
	Hangzhou Hangxiao Machinery Structures Development Co., Ltd.	-	-	-	7	-				268,591	
	Hebei Xingtai Longhai Steel Products Co., Ltd.	-	9	-	-	-		291,513			
	Heilongjiang Shengli Real Estates Development Group Co., Ltd.	-	8	-	-	-		300,383			
	Hubei Xingxin Group	-	-	-	-	1					932,700
	Hubei Zhenshen Group Co. ,Ltd	-	-	-	-	2					645,426
	Jiangyin Changjiang Industrial General Corp.	-	-	-	-	3					551,720
	Lixin County Zhanggou Xingxin Group	-	-	2	1	-			536,810	842,623	
	Shanghai Dingfeng Metal Products Co., Ltd.	-	-	-	8	-				227,824	
	Shanghai Grand Tower Steel Structure Co., Ltd.	-	-	-	-	9					202,469
	Shanghai Jialiang Iron & Steel Co., Ltd.	-	-	-	-	10					193,355
	Sihui Aluminum Alloy Shape Factory	-	-	10	10	-			258,986	187,472	
	Siping Hongzui Metallurgical Equipment Co., Ltd.	-	-	5	-	-			445,755		
	Tangshan Iron & Steel Group Co., Ltd. Enterprises General Corp.	-	-	4	4	-			491,739	356,864	
	Zhejiang Dongnan Net Frame Group Company	-	-	1	3	-			547,704	390,453	
	Zhejiang Huilun Industrial Co., Ltd	-	-	-	6	8				280,400	259,350
	Zhejiang Qianghuang Building Material Co., Ltd.	-	10	-	-	-		265,023			

Data Source: Dun & Bradstreet Report, 2004

PEB market participants



Supply Sources



Majority locally Produced CRC
Some Imported CRC
Metal Coating
Painting
External Coil Customers
Building Solutions
Lysaght & Butler
Solutions Customers
Domestic Bar & Plate for beam manufacture
Imported Coated & Painted steel (specifications not produced at Suzhou)
The BlueScope Steel Suzhou Coating line will become the core coated and painted steel supplier once commissioned. Currently most coated steel is sourced from high quality imports





Excellent People Make Difference

Recruiting the right people

- ❑ Education / experience as well as attitude, stability, commitment, and fitness with Butler culture

Retaining the right People

- ❑ Pay for performance culture
- ❑ Share success – Bonuses, Recent BlueScope Steel share award



% of Employees by Qualification
60
50
40
30
20
10
0
Master
Bachelor
Diploma
Technical
High School
Primary School



Salary and Benefit Structure
Grand Total
Base Salary
Benefit Total
Un-employment
Medical
Pensio
Housing
162.0%
100.0%
62.0%
2.0%
14.5%
22.5%
23.0%
0%
20%
40%
60%
80%
100%
120%
140%
160%
180%





Training, Development & Engagement

- Internal training:
  - ➢ Cross-department business training
  - ➢ Technical training
  - ➢ Cross BSL Training
  - ➢ Business Acumen Training
  - ➢ Culture training



- External training:
  - ➢ Language training
  - ➢ Qualification training
  - ➢ Managerial Skill training



Senior Managers update all associates on our business





People Make Difference

- Localized Management Staff- many Sr. Managers with over 30 years experience combined with young tigers



BUTLER
巴特勒(上海)有限公司



Presentation Outline

1. Overview
2. Facilities and Processes
3. Products and Markets
4. Financials
5. Strategy
6. Reference Projects
7. Summary

BlueScope Butler China Facilities


Shanghai Plant



Vistawall Shanghai



Tianjin Plant


BUTLER

State-of-the-Art Manufacturing Facilities



Part of our Strong Greater China Production and Sales Network

BlueScope Stee

1 Metal Coating & Pa

7 Solutions manufacturing

Over 70 sales offices

Shangha

ngzhou

Manufacturing Plants



Heilongjiang
Nei Mongol
Jilin
Liaoning
Tianjin
Qinghai
Gansu
Shaanxi
Shanxi
Shandong
Jiangsu
Anhui
Shanghai
Henan
Hubei
Zhejiang
Xizang
Sichuan
Nanchang
Jiangxi
Hunan
Fujian
Guizhou
Xiamen
Taiwan
Yunnan
Guangxi
Guangdong
Hong Kong



BUTLER



BLUESCOPE BUTLER

Sub-fabrication Plants



Heilongjiang
Jilin
Nei Mongol
Liaoning
Hebei
Shanxi
Shandong
Qinghai
Gansu
Xizang
Sichuan
Guizhou
Yunnan
Hunan
Jiangxi
Nanchang
Fujian
Zhejiang
Taiwan
In addition, we have a network of accredited Butler builders however, unlike in the US, these business partners do not generally sell but are contracted to erect buildings directly with customers





Presentation Outline

1. Overview
2. Facilities and Processes
3. Products and Markets
4. Financials
5. Strategy
6. Reference Projects
7. Summary





Manufacturing – Make-up of Products



Typical % Frames & Plant production
Plant
41%
Frames
59%



% Plant Production
Components
22%
Truss
2%
BR-II
21%
Stylwall
0%
Purlins
27%
MR-24
28%

Solutions for Wide Range of Industries

Manufacturing



DELL

Dell Computer: 15,133 sqm


GE Engine : 5,000 sqm

Infrastructure


DKS Indoor Soccer Stadium : 47,320 sqm


Xiamen International Convention Center: 13,500 sqm


Vistawall

Pharmaceutical


Dongsheng Pharmaceutical: 13,000 sqm

Commercial & Retail


Metro Supermarket 28,000 sqm


OBI Supermarket 13,000 sqm

Our Facilities are used as show case for customer's Visit



Warmly Greeting Customers



Showing the Capabilities



Elaborating the Product Difference



Project Focus Discussion

Trade Shows & Seminars













Newspapers & Magazines Ads

上海金融報
SHANGHAI FINANCIAL NEWS




China Brief
Microfinance
atives


AmChat


BUTLER
The World Leader in Pre-Engineered Steel Buildings
We have Completed 972 Projects
12.1 Million M²





Brochures & Technical material



Butler Asia Pacific
Blue Cover (En/Ch)



Butler Building Systems
(English/ Chinese)



Butler Differences
(English & Chinese)



Butler Standard Building
Project Profile (En & Ch)



Landmark 2000 Structural System
(Ch/En)



Widespan Structural System
(English/ Chinese)



Multi-Story Architectural
Details (Ch/En)





Certifications





Factory Mutual Certificate





Underwriter Laboratory
(UL) Certificate

The Way We Treat Our Customers

100% Customer Satisfaction Guaranteed

- Involvement in Sales Support by each department
- Project Management Progress – Customers are our partners, we share their concerns, issues and success.



Strong Targeted Brands


BLUESCOPE
BUTLER


BUTLER
VISTAWALL
Architectural Products
MODULINE
NATURALITE
SKYLIGHT SYSTEMS
SKYWALL

Consistent with the wider BlueScope Steel, Butler have always promoted and maintained strong brands

Customers & Competitors

Customers

- Project Owners
- Government
- Key Accounts

Repeat & referral business is a key success factor


9%
91%
Concrete
Steel Structure

Competitors

- Local PEB producers (some with international affiliations)
- Importers
- Contractors / rollformers
- Concrete

Local & international competitors continue to improve. In response we drive product development, customer satisfaction & cost effectiveness.

BlueScope Steel has unparalleled geographic and capability breadth in China & the right solutions

Major strategic Accounts - Local





Cris – 25 Projects

Midea – 14 Projects

Dascom – 130 M2





Haier – 43 Projects

Orient Home 28 Stores

GreatWall Computer – 6 Plants

Major strategic Accounts – Multi-National Customers





Kodak -Xiamen

GM -Shanghai

Metro – Xi'an





OBI - Shanghai

Weatherford - Shanghai

Dell Computer - Xiamen



Some of Our Customers in China



3M
AVERY DENNISON
Canon
Carrefour
intel
Haier
IBM
Ford
Kodak
TOYOTA
Our Customers In China
METRO
ROLLS ROYCE
上海外高桥保税区
OBI
Coca-Cola
DELL
P&G
MOTOROLA
JAC
GreatWall

Market Profile in China

<u>Market Profile:</u>

- Average contract size is over US$ 1 million
- We can stay competitive in the local market
- Our customers will continue to be the end users
- All senior managers spending 50% of the time supporting sales
- Continue to develop our builder organization
- Expand our strategic relationship accounts
- Focus is <u>100% customer</u> satisfaction after installation

Success in Management Localisation



Presentation Outline

1. Overview
2. Facilities and Processes
3. Products and Markets
4. Financials
5. Strategy
6. Reference Projects
7. Summary

Orders & Sales CY 1997-2003

US$ Millions

■ Sales ■ Orders

40% Average Sales Growth

Year	Sales	Orders
1997	$18	$24
1998	$29	$32
1999	$60	$61
2000	$59	$62
2001	$62	$76
2002	$98	$105
2003	$138	$200

Manufacturing History



Total output in '000 metric tonnes
140
120
100
80
60
40
20
0
13
18
40
45
49
93
131
1997
1998
1999
2000
2001
2002
2003

Cost Reduction is a Continuous Process

Main Elements of a Building by Cost


BOI
15%
Primary
30%
Engineering
7%
Service
4%
Freight
4%
Roof Panel
15%
Wall Panel
10%
Secondary
15%

Cost Reduction - Developed regional & local sourcing

Raw Materials Cost - MR24 Reinforcing Clip Example


US$/Clip
% Savings
0%
-59%
0%
-20%
-40%
-60%
-80%
U.S. Price
Local Price

Cost Reduction - Engineering Cost ($ / Hr.)

Developed regional & local sourcing


Engineering Cost $/Hr


% Change


0%
0%
-19%
-28%
-48%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
-80%
-90%
1997
1998
1999
2000
2001
2002
2003





Presentation Outline

1. Overview
2. Facilities and Processes
3. Products and Markets
4. Financials
5. Strategy
6. Reference Projects
7. Summary






Growth Strategy
Grow
Regional Sales
Support from
Existing Centers
Build
in-Market
Manufacturing

Pre-acquisition we focussed on growing existing markets and new geographies within China

As part of BlueScope Steel, we are now also expanding our range of solutions and leveraging the wider businesses outside China

To Continue Our Success in China

Product development
Introduce new
solutions / Lysaght
linkage

Offer High Quality
Products

Expansion
Market coverage,
capacity & range

To maintain
Market leadership
In China

Local presence
To get
local support

Competitive

Presentation Outline

1. Overview
2. Facilities and Processes
3. Products and Markets
4. Financials
5. Strategy
6. Reference Projects
7. Summary






intel



Intel Shanghai: 27,842 sqm






Kodak


Kodak

Kodak Xiamen : 65,000 sqm


GreatWall
IBM



Greatwall Computer : 65,000 sqm





Motorola Tianjin: 75,514sqm







Chery Auto: 124,684 sqm







Dongsheng Pharmaceutical: 13,000 sqm



Markor Furniture Showroom : 5,154 sqm


GREENCOOL



Jiangxi Greencool: 128,000 +5,000sqm

Haier



Haier Research Center: ,26,503sqm



DMS Indoor Soccer Stadium : 47,880 sqm


GM
SHANGHAI GM

General Motor – 85,000 sqm

Presentation Outline





Summary

- **Very strong, consistent growth achieved to date in China**
- **Significant further growth opportunities remain :**
  - ***Ongoing economic growth;***
  - ***Further geographic expansion within Greater China;***
  - ***Inter-material replacement and new products;***
  - ***Leverage BlueScope Steel solutions and network within Greater China and elsewhere***







BlueScope Butler China

BlueScope Butler Shanghai

Analyst Briefing - Shanghai – 12th November, 2004

Presented by:
Mike Alossi President BlueScope Steel China

BlueScope Butler Tianjin


BLUESCOPE STEEL
Coated Steel in China
Asian Building & Manufacturing Markets
Presented by:
Bill Moss President BlueScope Steel (Suzhou)
Celine Zhang National Sales Manager

Presentation Overview

- Business Strategy
- Investment Discipline
- Sales Operations
- Product Portfolio
- China Market Size
- Sales & Marketing Development
- Project Implementation



Presentation Overview

- Business Strategy
- Sales Operations
- Product Portfolio
- China Market Size
- Sales & Marketing Development
- Project Implementation



BlueScope Steel Strategy: Downstream, Value-Added, Branded Products





Past
Illustrative
Future
PEB/ Solutions
Painted
Hot Rolled Coil, Plate
Slab
BlueScope Butler
PEB/Solutions
BlueScope Lysaght
Roll forming
Vietnam China Indonesia
Painted
Australia and NZ Brownfields
Vietnam China Thailand
Metallic Coated
Australia and NZ Brownfields
Hot Rolled Coil, Plate
Slab

BlueScope Steel China Business Development



Solutions Business →

Year	Solutions Business
1990	Establish brand Lysaght sales office • Hong Kong • Beijing • Shanghai Import Lysaght products
1995	Set up Lysaght manufacturing in Shanghai and Guangzhou
2003	Set up Lysaght manufacturing in Chengdu and Beijing
2004	Acquire Butler Grow Lysaght scale and capability Expand product and solutions capability

Year	Coated Steel Business
1990	Import coil through distributors
1997	Set up coil sales office(s) and representation
2000	Set up coil warehouse in Shanghai and Tianjin with stocking program
2004	Expanding sales offices and representation Continue to import coil
2006	Establish coated and painted steel manufacturing in Suzhou

Coated Steel Business →

China versus SE Asia



Same
Business development by seeding and backward integration
Target market in Building and Construction
Local feed sources
Different
Niche position in Premium segment
Selected customer base
ZINCALUME® steel and TRUZINC® steel
"Show Case" facilities
100% BSL-owned

The Strategy: Produce in China and "do more of the same"



	Low Segment	Middle Segment	Premium Segment
Branded Products Direct to Customer			
Branded Products Via Distributors			
Unbranded Products Via Distributors			

Target Position
Domestic Producer
Importer
Current Position
"Virtual Coating Line"

The Strategy builds upon an established and successful market position.

Producing in China is a direct response to the "limits on growth" situation (continuing imports not sustainable):

- Retain current business
- Basis for growth
- Security for downstream

China Coating Project



BlueScope Steel (Suzhou) Co Ltd
博思格钢铁（苏州）有限公司

- Metallic coating and painting plant approved by BSL Board 18 February 2004
- Capital cost AUD280 million
- Located in Suzhou, Jiangsu Province (80km west of Shanghai)
- In production mid-2006



企业法人

营业执照

Capital Case Development – China Coating Project



Detailed assessment of coated steel business options in China 2000-2002
Growing market presence through Lysaght and "virtual paint line"
ELT Approval to Proceed
Concept Study Oct-Nov 2002
Pre-Feasibility Study Feb-Aug 2003
Feasibility Study Aug 2003-Jan 2004
• Evaluate options
• Develop the strategy concept
• Internal market study verified by market study by international consultant
• Independent Peer Review team assessment
• Select preferred option
• Develop business case for preferred option
• Detailed financial analysis (probabalistic, deterministic, Monte Carlo simulation)
• Detailed risk management evaluation
• Independent Peer Review team assessment
• Regular review by ELT

The Investment: Physical assets to match market position



Equipment Configuration

MCL 250,000tpa for ZINCALUME® steel and TRUZINC® galvanised steel

CPL 150,000tpa for Clean COLORBOND® steel and OPAL® steel

SRL 20,000tpa for slit and recoiled product

Equipment Supplier

Major process equipment supplier is Sumitomo/Kawasaki partnership (same as BSV)

Design and manufacturing underway

Opportunities for standardisation with BSV

Land

Land Transfer Contract signed with Suzhou Industrial Park (SIP) in April 2004

Project site 25ha, with 24ha optional site alongside for future development

Buildings

Architectural concept by architect working with BlueScope Steel Lysaght China

Concept based on "no factory boxes", showcase for steel in construction and BlueScope Steel products

Suzhou





S H A N D O N G
J I A N G S U
A N H U I
Shanghai





Suzhou Industrial Park





Zhangjiagang
Expressway
Changshu
Yangtze River
Taicang
Kunshan
Suzhou
Suzhou Urban Area
Tai Lake
Suzhou Industrial Park
Shanghai
Wujiang

S[illegible]zhou Industria[illegible]risdiction Area

0 1 2 km

Jinji Lake

- Covering 260 sq km

The Project Site


Canal
Canal
Main Plot
Optional Plot
N
Main Road
Main Road

The Finished Plant (1)





The Finished Plant (2)





Targeted Customers





BlueScope Lysaght
BlueScope Butler
Existing External Customers
New Customers
Continuing Imports

- Existing customers support additional volume.
- Keep importing (unlikely to be impeded due to local investment). Imports create a platform for further growth.

BlueScope Steel China

Distributor

Contractor

Coil Manufacture | Coil Sales

BlueScope Steel (Suzhou)

Coated Steel China

PEB Supplier

BlueScope Butler & BlueScope Lysaght

Rollformers

Project Owner

✓ **The China Businesses – working together to provide steel solutions to the market !**

Supply Sources




BSS External Customers
Majority locally Produced CRC
Some Imported CRC
Metal Coating
Painting
Building Solutions
Lysaght & Butler
Solutions Customers
Domestic Bar & Plate for Beam Manufacture
Imported Coated & Painted steel (specifications not produced at Suzhou)

Presentation Overview

- Business Strategy
- Sales Operations
- Product Portfolio
- China Market Size
- Sales & Marketing Development
- Project Implementation



Coated Steel China Office and Warehouse Locations

In market service offer :

- Ex-stock
- Small coil sizes
- Standard colours and sizes
- Full back-up and support
- Solid base from which to grow once in-country manufacturing commissioned

★ 11 Offices

⬟ 2 Warehouses

Shenyang

Tianjin

Qingdao

Xi'an

Shanghai

Chengdu

Wuhan

Xiamen

Kunming

Guangzhou

Hong Kong

Presentation Overview

- Business Strategy
- Sales Operations
- Product Portfolio
- China Market Size
- Sales & Marketing Development
- Project Implementation



Building with COLORBOND® Steel



关于BHP镀铝锌彩色压型钢板的使用评价

我桂林甲山饭店从一九七九年始建时使用澳大利亚BHP公司生产的镀铝锌彩色压型钢瓦，至今已使用十八年，除主楼部分屋面于八四年因大火烧掉外，其余两幢屋面及墙面彩板使用完好，表面颜色仍较艳丽，未发现明显生锈现象（除部分螺钉生锈外）。我们认为，BHP公司生产的彩色镀铝锌压型钢板在桂林多雨地区是适用的，质量是可靠的。



一九九七年三月二十七日

Strong Performance after 20 Years

Building with COLORBOND® Steel





BHP彩色镀铝锌屋面、墙面板使用评价

[illegible]

我们认为，BHP公司[illegible]



Project Over 15 Years Old

Product Portfolio

- **ZINCALUME® Steel**
- **Clean COLORBOND® Steel**
  - Clean COLORBOND XRW
  - Clean COLORBOND XPD
  - Clean COLORBOND ULTRA
  - Clean COLORBOND METALLIC
- **COLORGRAIN® Designer Steel**
- **OPAL® Steel**



Flagship Metal Coated Product

Zincalume®

Atmospheric exposure tests confirm in correct application, corrosion resistance is far superior to that of ordinary zinc coating, lasting up to four times longer in an identical environment.

Flagship Painted Product


恒丽板
彩色镀铝锌钢板
Colorbond®

- Superior Corrosion Resistance
- Excellent Color Retention
- Resistance to Dirt Staining

Product Positioning


恒丽板
Colorbond®
Zincalume®
TM
OPAL
Premium
High
Medium
Low



Changsha He Long Sports Center



International Convention Center, Dongguan, Guangzhou



Ford, Chongqing



Shanghai BaoSteel Krupp Stainless Steel

Siemens, Xi’an



Fu Chun Shan Villa, Hangzhou

Presentation Overview

- Business Strategy
- Sales Operations
- Product Portfolio
- China Market Size
- Sales & Marketing Development
- Project Implementation



Crude Steel Consumption (China versus World)


Y2003
China
27%
Others
73%
China
Others

Crude Steel Consumption in China


Million tonnes per year
300
250
200
150
100
50
0
Consumption
Domestic Production
151
163
196
230
250
124
126
141
175
210
Y1999
Y2000
Y2001
Y2002
Y2003

Domestic GI Steel Consumption (includes EGI)



Million tonnes per year
8
7
6
5
4
3
2
1
0
3.2
4.1
4.5
6.5
7.5
2.2
2.8
3.1
4.9
5.0
1.1
1.3
1.4
1.7
2.5
Y1999
Y2000
Y2001
Y2002
Y2003
Domestic Production
Import
Consumption

Domestic Pre-Painted Steel Consumption



Million tonnes per year
3
2.5
2
1.5
1
0.5
0
Domestic Production
Imports
Y1999
Y2000
Y2001
Y2002
Y2003

Presentation Overview

- Business Strategy
- Sales Operations
- Product Portfolio
- China Market Size
- Sales & Marketing Development
- Project Implementation



Core Customer Strategy

Presentation of Core Customer Awards






Core Customer Strategy



Customer Training



Customer Base Growth


% Growth YOY
No. of Customers
300
250
200
150
100
50
0
31%
-1%
16%
150
197
195
227
00'01
01'02
02'03
03'04

Market Contacts


Coated Steel China
Roll Former
压板厂
Contractor
承包商
Project Owner
业主
Design Institutes
设计院

Brand Awareness Growth


恒丽板
Colorbond
Brand Awareness
80%
70%
60%
50%
40%
30%
20%
10%
0%
59%
64%
71%
Y2001
Y2002
Y2003

Seminars



Themes

Y2000 Clean COLORBOND® launch

Y2001 Sydney Olympics

Y2002 Green Steel

Y2003 Steel Building Design Flexibility

Y2004 New Company Image

- 5 rounds of seminars;
- 72 seminars
- Covered 24 cities
- Approximately 6000 people have attended seminars
- Seminar attendees: 40% architects, 35% roll formers, 10% project owners, 5% contractors

Community Involvement

Children's Rugby Day

Community Involvement

6th Shanghai Handicap Sports Games



Business Overview

- Business Strategy
- Sales Operations
- Product Portfolio
- China Market Size
- Sales & Marketing Development
- Project Implementation



Project KPIs



KPI	Target	Current Performance
Safety	Zero fatalities LTIFR < 1.2	Zero fatalities LTIFR = 0
Schedule	On time Accelerated schedule	On time
Cost	Budget	On Budget
Full plant operations	Mid 2006	

Project Team


Chinese
Recruited externally
M Mandarin speaking
President L M
Bill Moss
Regional Support
The China Regional Team provides strong support for this and other growth projects
VP Sales & Marketing M
VP Customer Service & Logistics
Project Manager
VP Manufacturing
VP Finance M
VP Human Resources M
Manager HSE M
Project Operations Manager M
Engineering Manager Infrastructure
Engineering Manager Process
Manager Operations
Operation Manager MCL M
Operations Manager CPL M
Supervisory & Automation Manager
Construction Manager M
Engineering Manager M
Technical Manager M

Site Layout




N
Future Development
Wharf
Admin Complex
CPL
CRC Store
AREA OF BLOCK 253950m²
WHARF
CANAL
MCL1 & 2 (future)
Product Despatch
SRL

Groundbreaking 22 April 2004




BlueScope Steel

Site Earthworks Commenced May 2004





Piling Commenced 14 July 2004



Piling to Complete by end-November 2004







Foundations Work Commenced October 2004









BSL Project Review Process



BlueScope Steel ELT Quarterly Review Monthly Capital Development Report	***Asia*** Quarterly Project Review (following slide) Monthly Project Reports
China Monthly Review Regular Informal Reviews	

Asia Project Review Process



Project Review

A quarterly review of major coating projects (Thailand, Vietnam and China) by BlueScope Steel Asia management

Review Team

President Asian B&MM
VP Finance Asian B&MM
VP Ops& Engineering Asian B&MM
Corporate Counsel Asian B&MM
VP Capital Development BSL
President BlueScope Steel Malaysia
President BlueScope Steel Thailand
President BlueScope Steel Vietnam
President BlueScope Steel Suzhou
Project Manager Thailand
Project Manager Vietnam
Project Manager China


First Review
24-25 May 04
China Project Review
Second Review
2-3 Sep 04
Major, detailed review of progress and risk management
Third Review
9-12 Nov 04

Suzhou Team Review



Weekly	Fortnightly	Monthly	Six Weekly	Quarterly
Project Team management meeting ▪ HSE ▪ Govt/Community ▪ Construction ▪ Schedule ▪ Costs ▪ Resources ▪ Risks/Issues Engineering Review Procurement Review Weekly project update	BlueScope Steel (Suzhou) team management meeting ▪ HSE ▪ Govt/Community ▪ Marketing/Sales ▪ Finance/Funding ▪ Manufacturing ▪ Raw Materials ▪ Utilities/Services ▪ Logistics ▪ Bus. Systems ▪ Resources ▪ Risks/Issues Major equipment supplier review (in Japan)	Monthly Project Report	Detailed review and coordination meeting with major equipment supplier (in Japan)	Detailed schedule review Detailed cost review Key Risks review



谢谢

Xiè Xie

Thank You


BLUESCOPE
STEEL


BlueScope Steel China
Australia's Largest Investor in China
Analyst Briefing - Shanghai – 10th November, 2004
Presented by:
Chris Fogarty President BlueScope Steel China

Presentation Outline

1. Business Environment
2. Overview & Strategy
3. Businesses
   - Building Solutions
   - Coating & Painting
4. Geographic Coverage
5. Summary

Business Environment

General Economic Trends


GDP – Actual and Forecast (%)
9.10%
8.00%
7.50%
7.80%
2001 2002 2003 2004 2005f 2006f 2007f 2008f


Inflation – Actual and Forecast (CPI, %)
1.90% 1.90% 2.00% 2.00%
1.20% 1.50%
0.40% 0.70%
-1.40%


Construction growth – Actual and Forecast (%)
Residential
Non-resdiential
Civil


Steel Consumption – Actual and Forecast (MT)

- Central government likely to secure "soft landing". However, foreign investors remain bullish on China's long term prospects
- GDP growth likely to ease to 7-8% p.a. but still approximately twice Australia's current GDP
- Residential and civil construction is likely to continue to grow strongly (>10% p.a.) with non-residential around 10% p.a.

Data Source: BlueScope Steel Planning Assumptions

Industry Analysis



Steel Consumption
Capita
1,000
100
10
100
1000
10000
100000
GDP/Capita ($)
Taiwan
Korea
Canada
Italy
Japan
USA
Germany
Malaysia
Saudia Arab
Thailand
China
S. Africa
Egypt
Philippines
Indonesia
Market
Dynamics
High
End
15%
Low
End
40%
High end will
expand
Mid end
will expand
Low end
will reduce

Data Source: Marketing Research and Estimation

Industry Analysis



China Building and Construction Sector Coated Steel
Market Size
Volume (000'T)
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2002
2003
2004
2005
2006
2007
2008
2009
2010
Year
Painted Steel Middle Segment
Hot-dip galvanized



9%
91%



20%
80%

Concrete ■ Steel Structure

■ Residential ■ Non-Residential

Data Source: The Boston Consulting Group Report, 2003

Government Policies Impacting BlueScope Steel

Government Policies	BlueScope Steel Strategies
Meet WTO obligations	Position for gradual improvements in regulatory environment while optimising existing activities
Support high quality, high technology investments in China	New facilities target galvanized replacement & introduce technically superior Zincalume technology Maintain strong relationships with Chinese Ministry of Commerce and Industry Standards departments Ongoing and strengthening brand focus to promote our quality solutions and capability
Rationalising local steel manufactures - resistance from local producers supplying local markets Significant reductions achieved but becoming difficult due to steel shortages	Promote differentiation of our capabilities
Credit squeeze on new investments. Not delaying international or government projects but is impacting small local investors	No direct impact on us or other internationally funded businesses Small impact on customers – working with banking partners to facilitate funding alternatives
Discouraging investment in the Steel, Cement and Aluminium industries, as there is a net capacity surplus in both sectors – low end focus	Differentiation Steel's surplus capacity is in the low & medium sectors, not in our target high/premium quality sector
Recent 27 bp interest rate increase to further slow growth	Too early to call – more about sentiment

Overview & Strategy

Our Bond

We and our customers proudly bring inspiration, strength and colour to communities with BlueScope Steel.

Our customers are our partners.
Our success depends on our customers and suppliers choosing us. Our strength lies in working closely with them to create value and trust, together with superior products, service and ideas.

Our people are our strength.
Our success comes from our people. We work in a safe and satisfying environment. We choose to treat each other with trust and respect and maintain a healthy balance between work and family life. Our experience, teamwork and ability to deliver steel inspired solutions are our most valued and rewarded strengths.

Our shareholders are our foundations.
Our success is made possible by the shareholders and lenders who choose to invest in us. In return, we commit to continuing profitability and growth in value, which together, make us all stronger.

Our communities are our homes.
Our success relies on communities supporting our business and products. In turn, we care for the environment, create wealth, respect local values and encourage involvement. Our strength is in choosing to do what is right.

"我们与我们的客户共同努力通过我们的产品将我们对成功的努力、激情以及我们的实力展现给世人，同时也使BlueScope Steel深入人心"

客户一我们的合作伙伴
我们的成功归功于客户与供应商对我们的选择，通过与他们的紧密合作，以及我们卓越的产品、服务和理念，我们的实力才得以创造出最高的价值与信任。

人才一我们的力量源泉
我们的成功归因于我们的人才队伍。在安全及令人满意的工作环境下，我们的员工互信互重，工作与家庭生活都健康有序。我们丰富的经验、高度的合作精神、以及所提出的出色的钢铁解决方案是我们最宝贵、最有价值的财富。

股东一我们的基石
我们的成功有赖于股东及贷款者给予我们的投资支持，作为回报我们将致力于保持盈利与增值，使我们大家都更具实力。

社会一我们的家园
我们的成功依赖于社会对我们业务和产品的支持，我们注重环境保护、创造财富、尊重当地的价值观、并鼓励积极参与。我们的优势在于我们正确的选择

Safety & Environmental Performance

Lost Time Injury Performance :

- *Lysaght Shanghai – 6 years LTI Free*
- *Lysaght Guangzhou – 9 years LTI Free*
- *Lysaght Taiwan – 3 years LTI Free*
- *Lysaght Langfang, Chengdu & CSC - No LTI's*
- *Coating Project – LTI free*

Environmental Management :

- *Facilities built and operated to the higher of Australian or Chinese standards*
- *Zero environmental excedences*


LTIFR - Combined
25
20
15
10
5
0
00-01
01-02
02-03
03-04
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
LTIFR 12 Month Rolling Average
LTIFR


MTIFR - Combined
25
20
15
10
5
0
00-01
01-02
02-03
03-04
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
MTIFR 12 Month Rolling Average
MTIFR

“Typical” BlueScope Steel Asia Business Development Pathway

Building Solutions Businesses →

- *Establish brand*
  Deploy sales offices
  Import products
- *Set up in-country Lysaght / Butler manufacturing*
- *Expand in-country manufacturing*
- *Grow scale and capability*
  Expand product and solutions capability

- *Establish in-country coated and painted steel manufacturing with feedstock from high quality local suppliers*

- *Import coil direct or through distributors*
- *Set up in-country coil sales offices and representation*
- *Expand offer with in-country stocking*
  Continue to import coil

Coated Steel Business →

BlueScope Steel Experience in China



Photograph from the Sales Ledger of The Broken Hill Proprietary Company
從布魯肯希爾有限公司
總帳簿內拍攝的照片.
Other sales of lead during 1891
Date
Vessel
Quantity

We have a proud history of successfully doing business in China:

- 1891 1st BHP sale to China
- 1915 1st BHP Steel sale to China
- 1979 Lysaght roofing imports
- 1990 Lysaght manufacturing in Hong Kong
- 1991 Guangzhou Lysaght Sales Office
- 1992 Shanghai Lysaght Sales Office
- 1994 Lysaght Shanghai & Guangzhou factories & Butler Shanghai factory
- 1999 Coated Steel China established
- 2002 Butler Tianjin & Vistawall Shanghai
- 2003 Lysaght Langfang & Chengdu factories and sales office expansions
- 2004 Commenced Suzhou Project, Butler acq'n & new Lysaght solutions

BlueScope Steel China - *Scope of Businesses*

Coated Steel China

In-Country Coating & Painting Project Underway

BlueScope Lysaght

BlueScope Butler

Domestic focus

Strong Brands


BLUESCOPE
STEEL


LYSAGHT


BUTLER


VISTAWALL
ARCHITECTURAL PRODUCTS


恒丽板
Colorbond

Zincalume®


OPAL

Customers & Competitors

	Customers	Competitors
Coated Steel :	• Rollformers (70%) • Distributors (25%) • Manufacturers (5%)	• Imports from Korea & Taiwan • Korean & Taiwanese new facilities in China • Developing local capability
Building Solutions :		
	• Contractors • Project Owners • Government	• International solutions providers • Local rollformers (est >50,000 rollformers in China - <100 quality producers)
	• Project Owners • Government	• Local PEB producers (some with international affiliations) • Importers • Contractors / rollformers

Market Drivers

- Economic Growth
  - Wealth creation – growing consumer spending
  - Infrastructure – Beijing Olympics, Asian Games 2005, Expo 2010, Urbanisation
  - Global demand – Foreign Direct Investment and local investment
  - Global competitiveness

- Government Policy
  - Promoting growth outside Eastern seaboard (eg xi bu kai fa)
  - Environmental policies
  - State Owned Enterprises – Significant influence on major steel industry players
  - Tariffs – Relatively open (World Trade Organisation commitments)

- Design Institutes – drive industry trends (standards, material choice)

Brochures & Advertising

BUTLER
The World Leader in Pre-Engineered Steel Buildings
We have Completed 972 Projects
12.1 Million M²

BUTLER
VISTAWALL
Butler–The World Leader in Pre–Engineered Steel Buildings
巴特勒-全球预制轻钢建筑与铝合金幕墙的领先者
Butler Tel: 86-21-57742931 86-22-25320016 VistaWall Tel: 86-21-57741717

Exhibitions & Seminars

Facilities - *Show Case Our Capabilities to Customers*



Warmly Greeting Customers



Displaying Capabilities



Explaining Product Differences



Project Focus Discussion

Show & Tell – *Team Selling*



Top Class Facilities









Sales Volumes – *Strong Growth Across All Businesses*


Financial Years
250
200
150
100
50
0
'000 Tonnes
1996
1997
1998
1999
2000
2001
2002
2003
2004
Butler * Lysaght Coated Steel China

** Butler = calendar years with 1 year lag*

MOVEX Business System – *Enabling Our Future*

- *A New Business System (not just an ERP system)*
- *Key Benefits :*
  - *Standardisation of business practices based on best practice*
  - *Full value chain management coating line through to solutions businesses (reduced inventory, transaction automation, etc)*
  - *Consistent approach to SEA (standardised process, reduced maintenance & support, transparency across spares and inventory etc)*
- *Significant investment (approx A$10 million) for all existing and approved new businesses*
- *On schedule for a phased roll-out from end 2005 (in-preparation for commissioning the Coating Line) followed by solutions businesses through 2006*
- Resources - *Top people into the project team*
  - *Appointed ex-business president as Project Leader*
  - *Project commenced September - team now assembled*
  - *Coordinated with Vietnam & Indonesia projects*

Profile of BlueScope Steel Asia Employees by Country

Pre Butler China and Expansions- 2,350


326
117
229
506
475
697

Post Butler China and Expansions - 3,713


325
347
230
506
780
1525 (41%)

Vietnam □ Others China Thailand □ Malaysia Indonesia

a) China includes Taiwan (69)
b) Malaysia includes Brunei (16), Singapore (63), Sabah (62) & Sarawak (48)
c) Others includes Sri Lanka (44), Fiji (48), New Caledonia & Vanuatu (56), other export sales offices (31), international secondees (50)
d) Butler China employees at 30 September 2003 (750)

People Make the Difference – *Highly skilled & dynamic workforce*



Gender Distribution
25%
75%
■ Male □ Female
Age Distribution
60
50
40
30
20
10
0
Percentage
48.1
42.9
7.4
1.2
0.4
20-30
31-40
41-50
51-60
60+
Age



Education Distribution
60
50
40
30
20
10
0
3.7
18.4
6.1
18.2
48.6
5.0
Primary
HS
Tech
Diploma
Bachelor
Master
Qualification

10 expatriate employees from Australia, NZ and USA – up from 4 two years ago (incl Butler) - Increase funding growth

People Make the Difference – *Highly skilled & dynamic workforce*

Training & Development :

Extensive internal training:

- ***Technical skills, Cross business, Business acumen***

External training:

- ***Graduate & technical, Managerial development, Language***

Strong Pay for Performance Culture :

- ***Market competitive – Wholly Owned Foreign Entity premium approx 10%***
- ***Tailored benefits – recruitment & retention***
- ***Consistent bonus scheme across all businesses & tied to performance – individual business & BlueScope Steel China***


Businesses
BlueScope Steel China
Coating & Painting
Coated Steel China
In-Country Coating & Painting Project Underway
BlueScope Lysaght
BlueScope Butler

Building Solutions

Delivering a Complete Building Solution


Value Engineering
Design
Manufacturing
Project Management
Transportation
On-Site Consultation
Construction Services
Local Support
Building Solutions

High value branded steel solutions for the building and construction industry

PEB – Butler

Industrial

Power Stations

Public Buildings

High Rise

Residential

Pre-Engineered Buildings – *Rapid Construction Giving Businesses a Flying Start*

A packaged building solution which includes:

- Design and Drawings,
- A frame made from either back-to-back sections manufactured from Zinc Hi-Ten® Cee sections, or welded hot rolled plate
- Galvanised Zinc Hi-Ten® Cee & Zed purlins
- Premium quality cladding solutions including Clean Colorbond®

Widespan™ System





Multi-Story System

Pre-Engineered Buildings - *BlueScope Butler China*





Customer base includes
- Major Multinationals
- Leading Chinese firms

High quality PEBs
- Also incorporating Vistawall systems



Other China customers:
- 3M
- Energizer
- Motorola
- Nike
- Orient Home
- Carrefour

Butler Acquisition – *A Natural Fit*


BLUESCOPE
BUTLER

- BlueScope Butler is the world's market leading designer and supplier of pre-engineered buildings with leading positions in North American and China
- Butler brought :
  - *Complimentary strong brand;*
  - *Excellent suite of products & solutions;*
  - *Well developed engineering design capability;*
  - *Technical sales capability;*
  - *Distribution strength;*
  - *800 great people; and*
  - *Capability to dramatically accelerate exiting strategies*

Butler Integration



"One face to the market offering a wider range of solutions to meet customer needs"

- Milestones achieved :
  - *Merger celebration day early May*
  - *Successfully transferred key staff*
  - *Integration of sales offices in progress*
  - *Cross business sales & product training completed for all sales staff in greater China*
  - *Successes now being achieved in joint sales efforts, i.e. selling combined Lysaght/Butler solutions*
  - *Established linkages with USA and Australia*
- Formal integration activities to be complete end CY'04

Industrial – *Constructing for Tomorrow's Industry, Today*




WAL-MART





Power Stations – *Generating Solutions for China*


上海吴泾电厂

Public Buildings - *Inspired Solutions for a Developing Community*


广东奥林匹克运动场

Public Buildings – *Inspired Solutions for a Developing Community*







VistaWall - *Architectural Products Systems*

Curtainwall



Skywall



Skylight



High Rise - *Structural Decking*

Jin Mao Building

Bank of China

PICC Building

Aurora Building

浦江明珠

Residential – *Building Capability*



China Construction Industry
20%
80%
Residential Non-Residential

Residential – *Building Capability*


TS61
Roof
batten
Metal
Tile
profile
Quad
Gutter
Smartruss
TS22
Ceiling
batten
Ceiling board
Soffit - Panelrib
(existing BlueScope Lysaght product)
Novaline
Fascia





- **Leveraging** :
  - *Expertise from Australia and SEA*
  - *Strong Suite of BlueScope Steel brands in China*
  - *Existing Facilities*

- ***Bundled, Engineered Solution***

Utilising existing Songjiang facility

Expansions and New Solutions Roll-Out – *Continuing to Grow*



Tianjin & Langfang Expansions

Rounding out capability



New Products & Systems - *Existing, Proven Solutions*





MultiClad®



PanelRib®


Fencing
Solutions
BONDEK II®
POWERDEK®
Custom Orb®



Businesses


BlueScope Steel China
Building Solutions
Coated Steel China
BlueScope Lysaght
BlueScope Butler
In-Country Coating & Painting Project Underway

Metallic Coating & Painting

State of the art A$280m facility

250ktpa Coating line, 150ktpa Paint line

100% owned by BlueScope Steel

BlueScope Steel's largest single investment in Asia and Australia's largest investment in China



China Coating Development Compared with SEA Developments



Same
Business development by seeding and backward integration
Building and construction core target market
Local feed sources
Different
Niche position in premium segment
Selected customer base
ZINCALUME® steel and TRUZINC® steel
"Show Case" facilities
100% BSL-owned

The Strategy: Produce in China and "do more of the same"

Branded Products Direct to Customer

Branded Products Via Distributors

Unbranded Products Via Distributors

Target Position

Domestic Producer

Importer

Current Position "Virtual Coating Line"

Low Segment

Middle Segment

Premium Segment

The Strategy builds on a well established and successful market position

Producing in China provides enhanced growth opportunities (improves service offer) and eliminates risks around long term imports not being sustainable):

- Retain current business
- Basis for growth
- Security for solutions businesses

Supply Sources

Majority locally Produced CRC

Some Imported CRC

Metal Coating

Painting

External Coil Customers

Building Solutions

Lysaght & Butler

Solutions Customers

Domestic Plate

Imported Coated & Painted steel (specifications not produced at Suzhou)



Geographic Coverage


Strong Existing Production and Sales Network
Langfang
• Lysaght
Tianjin
• Butler
Suzhou
• Coating and Painting Facility
Shanghai
• Lysaght
• Butler
Taiwan
• Lysaght
Guangzhou
• Lysaght
Chengdu
• Lysaght
Shanghai
Guangzhou
BlueScope Steel
1 Metal Coating & Painting facility
7 Solutions manufacturing facilities
Over 70 sales offices
Page 49

Doing Business in China

- **Positives :**
  - ***World's strongest growth market***
  - ***Appetite for leading edge, high quality technology & products***
  - ***Good foreign companies are well regarded***
  - ***Supportive investment conditions - incentives, support, speed***
  - ***Huge, highly skilled labour pool***
  - ***Many world class development zones***
  - ***Access to key decision makers***

Doing Business in China

- Issues :
  - *Strong, growing and developing competition*
  - *Competition for skilled labour – employment, retention, cost*
  - *Some infrastructure issues – eg power*
  - *Dealing with monopoly suppliers*
  - *Variable quality of service providers – pre-qualify & define needs*
  - *Bureaucracy*
  - *Compliance to established or own standards*
  - *Developing legal system – IP, debt recovery etc*

BSL Strategy – *Downstream, Value Added, Branded Products*

"Delivering High Value Steel Inspired Solutions and Creating Shareholder Value"



Past
PEB/Solutions
Roll-forming
Painted
Metallic Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab



Present & Future
Butler Acq'n
Residential
Decking Systems
Stadia,
New Profiles
Panel Rib
Mini-Orb
Roll-forming
Multi-Clad
Custom Orb
Zip Systems
Painted
Suzhou
Suzhou
Metallic Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab

Summary

- *We have established a strong base for future growth*
- *In doing so we are helping to further develop the use of steel in China and are bringing opportunities to employees, communities and the Chinese steel industry*
- *Leveraging our broad international capabilities while proudly emphasising our Australian heritage*
- *Extensive formal and informal networks and alliances*
- *Looking forward to further growth and development in China*


BLUESCOPE
STEEL

BlueScope Steel China

Australia's Largest Investor in China

Analyst Briefing - Shanghai – 10th November, 2004

Presented by:
Chris Fogarty President BlueScope Steel China

No. 82-34676


BLUESCOPE
LYSAGHT



BlueScope Lysaght in China

Analyst Briefing - Shanghai – 10th November, 2004

Presented by:
Jack Hsiang President BlueScope Lysaght Shanghai


BLUESCOPE
LYSAGHT

Safety Induction


BLUESCOPE
LYSAGHT

BlueScope Lysaght
147 Year History in Metal Building Systems




BLUESCOPE
LYSAGHT

First Trading Record between BHP and China


Photograph from the Sales Ledger of
The Broken Hill Proprietary Company
Other sales of lead during 1891
Date
Vessel
Quantity







Premier Zhu Rongji met the Managing director and CEO of BHP in 1995



Australian Prime Minister John Howard visited the Lysaght Shanghai Factory in 1997



- **1979** - **First Lysaght System provided to projects in China**
- **1990** - **BHP Lysaght (H.K.) founded**
- **1995** - **Lysaght (Guangzhou)&(Shanghai) came into production**
- **2003** - **Lysaght (Langfang) & (Chengdu) came into production**
  - **Entered PEB market**
- **2004** - **Extensive roll out of new products & solutions**
  - **Decision to build a coating line in Suzhou**
  - **Complimentary Butler acquisition**



BSL Strategy – Downstream, Value Added, Branded Products

Illustrative

Past

PEB/Solutions

Roll-forming

Painted

Metallic Coated

Cold Rolled

Hot Rolled Coil, Plate

Slab



FUTURE
Painted
Metallic
Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab



- *A nation-wide network of Sales Offices*
- *500 employees*
- *More than 1,700 Projects in China*
- *Complemented by BlueScope Butler*

北京
Beijing

上海
Shanghai

成都
Chengdu

广州
Guangzhou

⦿ BlueScope 来实工厂
BlueScope Lysaght Factories

● BlueScope 来实销售办事处
BlueScope Lysaght Sales Office


BLUESCOPE
LYSAGHT

Lysaght Operations in China




BLUESCOPE
LYSAGHT

Safety & Environment


AIFR - Combined
35
30
25
20
15
10
5
0
Maintaining very low accident frequency
00-01
01-02
02-03
03-04
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
AIFR 12 Month Rolling Average
AIFR

Zero environmental breaches


% of Employees conducting Audits - China
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Engagement of all personnel in safety activities
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04


BLUESCOPE
LYSAGHT

Solutions Focussed Targeting Key Market Segments

High value branded steel solutions for the building and construction industry


Segments
Industrial
Power Stations
Public Buildings
High Rise
Residential

Segment teams support our customers through a direct channel to market


BLUESCOPE
LYSAGHT

Business Environment & BlueScope Lysaght Developments

Business Environment

- Generally solid market conditions but significant variability between segments
- Industrial segment most impacted by recent market hesitancy but still delivering >30% yoy sales growth ytd
- Infrastructure development remains strong
- Cost & price pressure (increasing feed costs)

BlueScope Steel Investments

- Overall investments in BlueScope Lysaght China approx. A$50m
- Approx A$20m in the past 3 years
- Investments tied to segment strategy



Building Solutions from Top Quality Steel Building Products



	Shanghai	Guangzhou	Langfang	Chengdu	Kaohsiung	Residential	(B) Songjiang	(B) Tianjin
Klip-Lok	■	■	■	■	■			
Trimdek		■	■	■	■			
Crimp Curved Trimdek	■	■	■	■	■			
Prestige Panel	■				■			
Prestige Panel with PU					■			
C / Z Purlins	■	■					■	■
Custom Orb		■	■	■				
Mini Orb		■	■	■				
Multiclad		■	■	■				
Panelrib		■	■	■				
Seamlok			■		■			
Ziplok			■		■			
W Deck	■						■	
Bondek	■	■	■	■	■			
Fencing			■					
MR24							■	■
Butlerib							■	■
Stylwall							■	■
Butler liner panels							■	
Truss purlin							■	■
Accessories	■	■	■	■	■	■	■	■
Beam Welding line							■	■
Smartruss						■		
Topspan						■		
Novaline Fascia						■		
Pierce fixed tile						■		
Concealed fixed tile						■		
Roll formed ridge cap						■		
Gutters & Downpipes							■	■

= Long Term Product *= Recent Addition* *= Available Soon*

- ***Over 50 dedicated manufacturing lines***
- ***7 in-market locations***
- ***Unique capability to tailor solutions to meet specific customer needs***

Industrial

Solution Focus :

- Roofing & Walling
  - *Kliplok®, Trimdek®, MR24 ®, Seamlok®*


BLUESCOPE
LYSACHT

Automotive



Shanghai Auto Brake System



Shanghai Volkswagen


BLUESCOPE
LYSACHT

Automotive

Shenyang Jinbei Automobile





Shanghai General Motor


BLUESCOPE
LYSAGHT

Mechanical Manufacturing



Shanghai Krupp Stainless


Shanghai Wieland Metals




BLUESCOPE
LYSAGHT

Mechanical Manufacturing

Dayawan Baoxing Steel





Jiangxi Yadong Cement


BLUESCOPE
LYSAGHT

Electronics



Beijing Nokia

Guangzhou Elin Transformers


BLUESCOPE
LYSAGHT

Electronics


EPSON

Shanghai Intel

Shenzhen Epson


BLUESCOPE
LYSAGHT



Food & Beverage


Coca-Cola

Coca-cola Pudong Jinqiao Plant


Enjoy
Coca-Cola.


BLUESCOPE
LYSAGHT

Nestle Cold Storage





Lion Nathan Beer



Power Stations



Solution Focus :

- Roofing & Walling
    - *Kliplok®, Trimdek®*
- *Structural Decking*
    - *W-Dek, Bondek II ®, PowerDek ®*





Shanghai Wujing Power Station

Shenzhen Mawan Power Station




BLUESCOPE
LYSAGHT



Xiagang Power Station





Shanxi Hejin Power Station

BLUESCOPE
LYSAGHT



Huarun China Resources Power Station （Chang Shu）



Tai Cang Power Station


BLUESCOPE
LYSAGHT

Shanxi Gujiao Power Station



Nanshan Power Station




BLUESCOPE
LYSAGHT

Public Buildings & Exhibition Centers



Solution Focus :

- Architectural Panel
- Vistawall
- Roofing & Walling
  - *Kliplok®, Trimdek®, Seamlok® , MR24®*


BLUESCOPE
LYSAGHT

Domestic Airports





Shanghai Pudong International Airport Cargo Centre


BLUESCOPE
LYSAGHT



Guangzhou Aircraft Maintenance Hangar

Hong Kong International Airport Cargo Centre



Xuzhou Guanyin Airport Terminal



Xiamen Taigu Airport


BLUESCOPE
LYSAGHT

Exhibition Centers





Shenzhen Hi-Tech Trading Hall





Hongkong Conference & Exhibition Hall


BLUESCOPE
LYSAGHT

Sports Stadiums



Solution Focus :

- Roofing & Walling
  - *Kliplok®, Trimdek®, Seamlok® , MR24®*
- Architectural Panel
- Vistawall

BLUESCOPE LYSAGHT





Guangdong Olympic Stadium

(The 9th National Games, GZ)

BLUESCOPE LYSAGHT



Urumqi Stadium

Shenzhen Stadium




BLUESCOPE
LYSAGHT



Nanjing Olympic Stadium
(The 10th National Games, NJ)



Guangzhou Shooting Gallery

Railways & Subways



Solution Focus :

- Roofing & Walling
    - *Kliplok®, Trimdek®, Seamlok®, Custom Orb®*
- Decking Systems
- Architectural Panel
- Vistawall


BLUESCOPE
LYSAGHT



Guangzhou Subway Locomotive



Xuzhou Railway Station




BLUESCOPE
LYSAGHT

Guangzhou East Railway Station





Beijing Light Rall Station


BLUESCOPE
LYSAGHT

Beijing Railway Station Phase I & II




BLUESCOPE
LYSAGHT

Supermarkets

Solution Focus :

- Roofing & Walling
    - *Kliplok®, Trimdek®, Seamlok® , MR24®*
- Architectural Panel
- Vistawall




BLUESCOPE
LYSAGHT


HOME CLUB
Auchan 欧尚


BLUESCOPE
LYSAGHT
Orient Homestead
Xi'an Ziwei Shopping Mall


BLUESCOPE
LYSAGHT

High Rise Buildings



Solution Focus :

- *Structural Decking*
  - *W-Dek, Bondek II ®, PowerDek®*
  - *Vistawall*


BLUESCOPE
LYSAGHT


AURORA

Aurora ,SH




BLUESCOPE
LYSAGHT


Jin Mao Building
Bank of Shanghai
Bank of China
Ocean Shipping Building
PICC Building
Aurora Building


BLUESCOPE
LYSAGHT

Bank Of China Building, HK



Shipping Building, Guangzhou





Nanjing Subway Command Center



Beijing TV Center





Residential



Solution Focus :

- Roofing & Walling
  - *Smartruss®, Tiles, Kliplok®, Trimdek®, Custom Orb®*
- *Architectural Panels*
- *Structural Decking*

BLUESCOPE LYSAGHT



Beijing Longshan Garden



BLUESCOPE LYSAGHT



Beijing Tianci Liangyuan Garden

BLUESCOPE LYSAGHT



Dalian Residential Building



Shenzhen Rushimeidi Garden




BLUESCOPE
LYSAGHT

Classical Lysaght Systems In China

- ***Lysaght Klip-Lok® System***
- ***Lysaght Trimdek® System***
- ***Lysaght Purlin System***
- ***Lysaght Decking System***


BLUESCOPE
LYSAGHT

Lysaght KlipLok® Cladding System






Long
return leg
Short
return leg
KL 65 Clip




BLUESCOPE
LYSAGHT

Lysaght Trimdek® Cladding System



Shanghai Morgan Rolling Machinery

Lysaght Trimdek cladding system






BLUESCOPE
LYSAGHT


Lysaght Purlin Systems





Lysaght Decking System 2W/3W




AURORA


LYSAGHT
BONDEK
LYSAGHT BONDEK®
Design and Construction Guide for structural steel decking for composite concrete slabs

BONDEK II & PowerDek®
- New decking systems to China


BLUESCOPE
LYSAGHT

New Cladding System Launch

- Lysaght Custom Orb®
- Lysaght Custom Blue Orb®
- Lysaght Panelrib®
- Lysaght MultiClad®


BLUESCOPE
LYSAGHT

Lysaght Custom Orb®


Overlap
Underlap
16 mm
762 mm cover


BLUESCOPE
LYSAGHT
Lysaght Custom Blue Orb®
Overlap
Underlap
17 mm
762 mm cover or 608 mm cover


BLUESCOPE
LYSAGHT
Lysaght Panelrib®


850 mm
Cover Width (Overlapped Flute)
4mm


BLUESCOPE
LYSAGHT
Lysaght MultiClad®
12 mm
覆盖板宽840 mm
Cover Width

单位重量 Masses

基板厚度 BMT	kg/m	kg/m²	m²/t
0.35 ZINCALUME	2.74	3.26	306
0.35 COLORBOND	2.80	3.33	300
0.42 ZINCALUME	3.26	3.88	258
0.42 COLORBOND	3.32	3.95	254


BLUESCOPE
LYSAGHT

Factory Tour


BLUESCOPE
LYSAGHT



SEC File
No. 82-34676

BLUESCOPE STEEL

Asian Building & Manufacturing Markets

Mike Courtnall

Analyst Presentation - November 2004

Asian Building & Manufacturing Markets



Presentation Outline

1. Overview & Strategy
2. Facilities and Processes
3. Products and Markets
4. Financials
5. Strategy
6. Summary
7. Core Business Overview

Performance


EBIT History
100
80
60
40
20
0
-20
-40
-60
A$ Millions
1999
2000
2001
2002
2003
2004

Safety Performance

FY2004 Performance

- **LTI's:** None (Sep YTD)
- **MTI's:** Six (Sep YTD)
- **Statistics:**
  - 6,020,634 hours since the last LTI
  - YTD LTIFR = 0, YTD MTIFR = 1.7
  - Low but improving audit involvement at Butler China
  - Zero non-compliance to environmental licence

Date of last MTI – 27 September, 2004



LTIFR - Combined
25
20
15
10
5
0
00-01
01-02
02-03
03-04
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
LTIFR 12 Month Rolling Average
LTIFR



MTIFR - Combined
25
20
15
10
5
0
00-01
01-02
02-03
03-04
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
MTIFR 12 Month Rolling Average
MTIFR

Safety Performance

Safety Indicators

- 3 million hours LTI Free – China
- 1.15 million hours MTI Free – Malaysia
- 2 million hours LTI Free – BSI
- 1 million hours LTI Free – Phu My, Vietnam
- 0.5 million hours LTI Free – MCL2 Thailand
- Brainstorming session to identify major hazards at site



A clear focus on and discipline by management and employees that also extends to other activities including manufacturing excellence, prime yield and productivity

Achievements to Date

"Delivering High Value Steel Inspired Solutions and Creating Shareholder Value"

- ***Ongoing year on year Revenue and EBIT growth despite cyclical steel prices and foreign exchange movements***
- ***China metallic and painting facility on budget / on schedule***
- ***Thailand metallic coating expansion on budget / on schedule***
- ***Vietnam metallic and painting facility on budget / on schedule***
- ***Successful acquisition and integration of Butler Manufacturing businesses***
- ***New products successfully launched across Asia***
- ***Higher value solutions drive continuing***
- ***Ongoing review of growth opportunities***

All reviewed later in this presentation

Increasing our Value Add


Asia
Solutions
Painted
Metallic
Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab
Butler China
acquisition & leverage
Geographic & product
expansion
China, Indonesia,
Thailand & Vietnam
China, Indonesia,
Thailand & Vietnam

Asia Growth Strategy

- **Asia is the Core Growth Region for BlueScope Steel**
  - *Maintain a prioritised portfolio of growth opportunities*
- **Discipline**
  - *Optimise existing assets and in-fill capability gaps*
  - *Clear focus on brands:*
    - *Market opportunity*
    - *Targeting superior returns*
    - *Capital Management*
    - *Managing risk*
    - *Robust data gathering and evaluation methodology*

- Build on the successful track record of backward integration following establishment of strong market positions

- Solutions focus also drives us further downstream than traditional rollforming activities

Asia Building & Manufacturing Markets

- **Market leaders offering**
  - Metallic coated
  - Pre-painted steel
  - Solutions to the building & construction markets
- **Through**
  - A network of world class facilities
  - Wide geographic footprint
  - Over 3,000 great people
- **Leading brands & products**
  - Tailored to the local markets and their segments

- **Portfolio of markets**
  - Multi-domestic & export
- **Well developed channels to market tailored to specific market needs**
- **Focus on customer service and manufacturing excellence, safety and the environment**
- **Core growth region for BlueScope Steel**


Colorbond

Zincalume


BUTLER


PrimaDesa


LYSAGHT

Downstream Growth – Value added branded products






Colorbond Zincalume


LYSAGHT

BlueScope Butler China


STEEL MANUFACTURED BY
BLUESCOPE STEEL


BUTLER



Zinc Hi-ten Interior
Gemilang Abadi
PrimaDesa PrimaMaju



Asia Growth Strategy

Building and construction strategy overview

Demand Creation

- *Pre-engineered buildings*
- *Residential*
- *Decking & purlins*
- *Sandwich / architectural panel*
- *Non-steel material replacement*
- *New market segments (e.g. HiRib)*
- *Specific country/cluster initiatives*

SOLUTIONS

Asia Growth Strategy

Building and construction strategy overview

Solutions expansions

New coating/painting lines

New Countries

Greenfield Growth

M&A – opportunities limited

Asia Growth Strategy

Building and construction strategy overview

Pre-engineered buildings

Capacity increases

Speed up lines

Expand existing facilities

Construct additional facilities

New products into existing facilities

Brownfield Growth

Asia Growth Strategy

Capacity Increases

Country	Capacity (MT) Metal Coating Line (Nameplate/Current)	Capacity (MT) Paint Line (Nameplate/Current)
Indonesia (1995)	100,000 / 100,000	25,000 / 50,000
Malaysia (1997)	150,000 / 160,000	60,000 / 70,000
Thailand (1998)	150,000 / 175,000 +200,000	60,000 / 90,000

Our Strategic Objective :

"Profitably Grow our Asian Business Focussing on Branded Products to the Building and Construction Market"


Demand
Creation
Brownfield
Growth
Greenfield
Growth
Solution
Channel
alignmen
and
markets
costs

Competitive Advantages

Geographic Reach

Knowledge Transfer across BlueScope Steel

Premium Brands

(BlueScope Steel, Colorbond, Zincalume, Lysaght, etc.)

Experience in Asia

(Customers, Mkts, Issues)
(Unique multinational experience)

Innovative People

(courage to lead change, manage risk, leadership, cultural sensitivity)

Vertical Integration

Customer / Market Focus

(Customer Relationships)

Modern, World Class Facilities

(Technical Expertise)

Financial Capability

(Cash, EBIT and Capital Management Focus)



Business Overview

BlueScope Steel Business Segments

Corporate / Group


Hot Rolled
Products



- Lowest quartile producer
- Leading supplier of flat steel in Australia
- Global scale

o *Port Kembla Steelworks*
o *North Star BlueScope*
o *Castrip*

New Zealand Steel



- Only fully integrated flat steel maker in New Zealand
- Leading domestic market share of flat products

Coated & Building Products Asia

- Pre-eminent seller of branded steel in Asia
- Lower cost "backward integration" growth strategy

o *Indonesian, Malaysian and Thailand operations*
o *Vietnam*
o *Lysaght Asia*
o *China, including BlueScope Butler*

Coated & Building Products Australia



- Largest supplier of metallic coated and painted steel in Australia
- Leading market shares in most key markets

o *Western Port*
o *Springhill*
o *Packaging Products*
o *Lysaght Australia*
o *Service Centres*


Coated & Building
Products
North America



- Pre-eminent global designer / supplier Pre-engineered buildings
- No 1 position in North America and China

Current Business Model


Mike Courtnall
President
Asian Building &
Manufacturing Markets

Country President Indonesia | *Country President Malaysia* | *Country President Thailand* | *Country President Vietnam* | *Country President China* | *Staff Functions & Development*

Coating Line & Lysaght Indonesia | *Coating Line & Lysaght Malaysia Singapore Brunei Sabah* | *Coating Line & Lysaght Thailand* | *Coating Line & Lysaght Vietnam* | *Coating Line & Butler, Lysaght China*

The Country structure drives alignment of our businesses through the full value chain within each of our markets


Management Team


Mike Courtnall
President
Asian Building &
Manufacturing Markets

Mike Alossi
President
Butler China

Rob Crawford
President
Indonesia

Gary Hook
President
Malaysia

Ian Dickson
President
Thailand

Peter Wilson
President
Vietnam

Chris Fogarty
President
China

Rob Elliot
Vice President
Finance

Peter Wallace
Vice President
Human Resources

Somkiat Pintatham
Vice President
Transp. & Logistics

Mark Cain
Vice President
Mkg & Bus Devel

Hans Langendam
Vice President
Operations


Facilities and Processes

Geographic Unique Footprint



China
MC Line Development 250 kt
Paint Line Development 150 kt
Lysaght:
• Shanghai, Guangzhou, Langfang, Chengdu, Taiwan
• 2 Butler PEB Manufacturing facilities, 7 Butler district offices, 17 Butler sales offices
• 60 Lysaght & CSC Sales offices
Employees 1525
BSL Interests 100%
Vietnam
MC Line Development 125 kt
Paint Line Development 50 kt
Lysaght :
• HCM, Hanoi
Employees 347
BSL Interests 100%
Thailand
CR Mill 300 kt
MC Lines 175 + 200 kt
Paint Line 90 kt
Lysaght :
• Bangkok, Khon Kaen, Rayong
Employees: 780
BSL Interests 75%
Malaysia
MC Line 160 kt
Paint Line 70 kt
Lysaght :
• KL, Sabah, Sarawak, Brunei, Singapore, Singapore SC
Employees: 506
BSL Interests 49-100%
Indonesia
MC Line 100 kt
Paint Line 50 kt
Lysaght :
• Jakarta, Surabaya, Medan
Employees: 325
BSL Interests 100%
South Asia & Pacific
Lysaght :
• Sri Lanka, New Caledonia, Vanuatu, Fiji
Employees 230
BSL Interests 50-82%

Unparalleled regional coverage through coated products value chain

Profile of BlueScope Steel Employees by Country



Pre Butler China
(31 January 2004)
Others 229
Vietnam 117
Indonesia 326
China 475
Malaysia 506
Thailand 697
Total 2,350
Post Butler China and Announced Expansions
Others 230
Vietnam 347
Indonesia 325
China 1525
Malaysia 506
Thailand 780
Total 3,713

a) China includes Taiwan (69)
b) Malaysia includes Brunei (16), Singapore (63), Sabah (62) & Sarawak (48)
c) Others includes Sri Lanka (44), Fiji (48), New Caledonia & Vanuatu (56), other export sales offices (31), international secondees (50)
d) Butler China employees at 30 September 2003 (750)

Announced expansions – employees growth

The three upcoming metallic coating facilities will add:

- 300 employees in China
- 80 employees in Thailand
- 230 employees in Vietnam

Bringing the total of employees in our Asian operations to 3,713







What We Do – Starting With Our Customers





- Deliver innovative building and construction solutions
- Strong customer working partnership to realize forefront innovativeness
- Local expertise, full support, value-add emphasis



Downstream Solutions- Decking, PEBs, Residential








BlueScope Lysaght Solution Manufacturing







BlueScope Lysaght Solution Manufacturing



BlueScope Butler Solution Manufacturing








BlueScope Butler Solution Manufacturing








BlueScope Steel Coating Lines

Facilities and Processes – Supply Sources



Slabs from BlueScope Steel
Hot Rolled Coil to Thailand
Locally Produced HRC
80%
Imported HRC
20%
Cold Reduction
Metal Coating
Painting
BST Customers
China
Other
Cold Rolled Coil to Malaysia & Indonesia
BlueScope Steel Malaysia
Imported CRC
Locally Produced CRC
BlueScope Steel Indonesia
Metal Coating
Painting
BSM Customers
Metal Coating
Painting
BSI Customers
Vietnam
Slabs from BlueScope Steel



Markets

Market Focused



Roofing and Walling Market
PRIMARY FOCUS
NEW PRODUCTS
NEW BRANDS
Increasing Price
Foreign Investment
Steel, Aluminium, etc
Tiles
Painted GI
AC Sheet
Bare GI
Other Materials "Thin Tin"
Increasing Volume
Local Investment

Market Focused

- Aggressive segment marketing based on product and brand development to access new markets



Business Model
Clean Colorbond®
Pelangi™
Rainbow™
Gemilang™
Painted Appliance™
PrimaDesa™
Interior™
PrimaMaju™
Shutterex™
P-Zac®
Colorbond®
Very broad product range to access many market segments
Zincalume®
AZ150
Zincalume®
AZ200
AZ150
AZ100
AZ50
Differentiation between product groups
Shutter Ex™
Abadi™
Interior™
T-Bar™
Hanuman™
TruZinc®

Products targeting lower price segments are lower cost

Brand Families


BLUESCOPE
LYSAGHT
BLUESCOPE
BUTLER
LYSAGHT
KLIP-LOK®
SPANDEK®
TRIMDEK®
CUSTOM ORB®
PANELRIB®
MULTICLAD®
VISTAWALL
BUTLER
MODULINE
NATURALITE
SKYWALL

Channels to Market

Coating Line Sales :

- 80% direct sales to roofing and walling manufacturer (rollformers)
- 10% direct sales to general manufacturers e.g. consumer electrical
- 10% via distributors

Lysaght Sales :

- Different channels depending upon market characteristic such as:
  - *market business practice*
  - *sophistication of value chain*
  - *financing*
  - *debtor risk*
  - *complete building or components*
  - *assessment of key influencers in the buying decision*
- Channels include
  - *direct to building owner*
  - *building contractor or construction firm*
  - *distributors*
  - *supply and fix*

Financials

Overview

- BlueScope Steel has been active in manufacturing in Asia for 40 years
- Initial capital on coating in Indonesia, Malaysia & Thailand was A$376m
- Some A$57m was written down in respect of the Thailand operations between 1998 and 2002
- Under capacity utilisation for many years. Now at full capacity
- Largely self funded until recent growth initiatives
- Rigorous and disciplined approach to:
  - growth approval process
  - contract / equipment awards
  - managing development phase

Diligent Capital Approval Process


Capital Process Overview
Concept
Pre-Feas.
Feasibility
Approval
Execution
Operate
Key Process Documents
Investment Process Manual (for Projects >$5M)
Capital Submission Process for Projects <$5M
Long Term Capital Budget
Customer Requirement Specification
Managing Capital Projects
H/Over & close out review
Supporting Procedures
Post Investment Review
Investment Process Manual
Project Value Analysis
Value Improving Practices
Statutory Applications/Notifications
Mechanistic Procedures
Advice To Order
Tender Review Committee

Rev 3

Robust Project Review System

- Monthly Reporting
- Quarterly Review System
  - Key Management Team Members
  - Independent Consultant
  - Learnings shared across projects
  - Risk reviews completed
  - Construction reviews completed
- Major Review every 6 Months

EBIT



EBIT History
100
80
60
40
20
0
-20
-40
-60
A$ Millions
1999
2000
2001
2002
2003
2004

Financial Performance

(A$ Millions)	1999	2000	2001	2002	2003	2004
Revenue	420	450	556	530	569	689
EBITDA	19	37	81	96	109	122
EBIT	(9)	11	54	71	84	100
Capital Expenditure	6	-	6	22	36	113

Growth from a relatively low market share base, high capacity utilization and increasing investment in future earnings.

Financial Performance (cont.)

- Continued focus on manufacturing excellence
  - Improved delivery performance
  - Shortened lead times
- Increased inventory
- Focussed cost reduction plan

BlueScope Steel Thailand



BlueScope Steel Thailand



CHINA
BURMA
VIETNAM
LAOS
Chiang Mai
Udon Thani
Mekong
Phitsanulok
Khon Kaen
Nakhon Sawan
Khorat Plateau
Nakhon Ratchasima
Ubon Ratchathani
BANGKOK
Andaman Sea
Laem Chabang
Si Racha
Sattahip
CAMBODI
Gulf of Thailand
VIETNAM
Surat Thani
Phuket
Songkhla
Hat Yai
Pattani
INDONESIA

- Locations:
  - Coating Line — Map Ta Phut
  - Marketing Office — Bangkok
- Shareholders: — Ordinary
  - BlueScope Steel — 75%
  - Loxley Public Company — 25%
- Capability:
  - Pickle Line — 400,000 tpa
  - Cold Mill — 300,000 tpa
  - Metallic Coating Line — 175,000 tpa
  - Paint Line — 90,000 tpa
- First Commissioned: February 1998
- Second Coating Line at Rayong increase capacity to 375,000 tpa
- A$80m investment
- BlueScope Lysaght operates three roll forming facilities at Bangkok, Khon Kaen, and Rayong
- Employees: 697
- Competitors:
  - Bangkok Steel Industries, Korean & Japanese Imports, Local Galvanising Operators
- Net Operating Assets A$205m.

BlueScope Steel Thailand

Construction of new second metallic coating line





- Project status
  - On schedule
  - On budget
- Main contractors
  - Bilfinger Berger
  - Voest Alpine

-Monitoring progress

> Monthly with senior Asian management.

- Market demand – very strong

page left blank intentionally

BlueScope Steel Indonesia





BlueScope Steel Indonesia



Gulf of Thailand
THAILAND
VIETNAM
Philippine Sea
PHILIPPINES
South China Sea
Strait of Malacca
BRUNEI
MALAYSIA
Celebes Sea
Borneo
Celebes
Kalimantan
Pekanbaru
Sumatra
Palembang
Java Sea
Ujungpandang
Semarang
JAKARTA
Cirebon
Madura
Banda Sea
Ambon
Java
Surabaya
Cilacap
Denpasar
Kupang
Timor
Timor Sea
Indian Ocean
200 400 km
200 400 mi

- Locations:
  - Coating Line — Cilegon
  - Marketing Offices — Jakarta, Surabaya
- Shareholders:
  - BlueScope Steel (since Jan '03) 100%
- Capability:
  - Metallic Coating Line — 100,000 tpa
  - Paint Line — 50,000 tpa
- First Commissioned: 1995
- BlueScope Lysaght has three locations – Jakarta, Medan, Surabaya
- Employees: 325
- Competitors:
  - 55% Al/Zn from Korea & Taiwan
  - Local Galvanisers
- Net Operating Assets $74m

BlueScope Lysaght Indonesia – New Site





- Replace outgrown 31 year old facility
- Combined warehouse with coating line
- Showcase facility, utilising safety drive through concept, new solutions layout, SMARTRUSS light design system
- Located in MM2100 Industrial Estate, Cibitung, Jakarta
- Cost A$4.9m
- On schedule for completion February 2005

BlueScope Indonesia Paint Line Expansion

- Increased capacity by another 25ktpa
- Completed January 2004
- Fully loaded within two months of commissioning
- Market demand remains strong

BlueScope Steel Malaysia



BlueScope Steel Malaysia



VIETNAM
Gulf of Thailand
THAILAND
Kota Baharu
George Town
Kuala Terengganu
Ipoh
Lumut
Strait of Malacca
KUALA LUMPUR
Kuantan
Kelang
Port Dickson
Melaka
Johor Baharu
SINGAPORE

- Location: Kapar
- Shareholders:
  - BlueScope Steel 60%
  - PNB Equity Resource Corp. 40%
- Capability:
  - Metallic Coating Line 160,000tpa
  - Paint Line 70,000tpa
- First Commissioned:
  - Paint Line 10/96
  - Metal Coating Line 3/97
- BlueScope Lysaght roll forming facilities in Shah Alam, Sabah, & Sarawak
- Employees: 506
- Competitors:
  - 55% Al/Zn from Korea & Taiwan
  - Galvanised from Yung Kong, Ornasteel, Federal Iron Works & new plants
  - New painted capacity
- Net Operating Assets $126m.

BlueScope Steel Malaysia Plant Extension



- MEGASPAN building designed in BlueScope Steel Thailand
- Ensure plant is capable of full capacity
- *De-bottleneck despatch area*
- Wind out off-site storage
- Cost A$1.8m
- Completed on schedule and under budget

BlueScope Steel Vietnam


NAM
CHINA
Dong Dang
Long Son
Hanoi
Haiphong
Cat Ba National Park
LAOS
Cuc Phuong National Park
Gulf of Tonkin
Hainan
Vientiane
Mekong River
Vinh Moc
THAILAND
Danang
South China Sea
VIETNAM
CAMBODIA
Nha Trang
Phnom Penh
Moc Bai
Ha Tien
Mekong Delta
Ho Chi Minh City (Saigon)
Gulf of Thailand
0 200 km
0 120 mi
© Lonely Planet

- Locations:
  - Coating Line (approved Aug '03) Ho Chi Minh
  - Lysaght Ho Chi Minh, Hanoi
- Shareholders:
  - BlueScope Steel 100%
- Coating Capability:
  - Metallic Coating Line 125,000 tpa
  - Paint Line 50,000 tpa
  - Zinc-aluminium alloy coating technology utilised at site will be first for the Vietnam market
  - Investment A$160m
  - 230 additional employees
- First Commissioned:
  - Ho Chi Minh 1995
  - Hanoi 1997
  - Coating Line (planned) Early 2006
- Employees: 117 Current

BlueScope Steel Vietnam

Construction of metallic coating & painting facility



- Project status
  - On schedule
  - On budget
- Main contractors
  - Leighton's
  - Kawasaki Heavy Industries

-Monitoring progress
  > Ongoing
  > Monthly with senior Asian management.
- Market demand – very strong

BlueScope Steel Vietnam

Bien Hoa extra bay expansion


SMARTRUSS machines at the Second Bay
Roll Former at the First Bay
Finished Goods at the First Bay



page left blank intentionally

Lysaght Pacific

- BlueScope Steel's ownership in Lysaght Asia & Pacific businesses – 30% to 100%
- Footprint covers Fiji, New Caledonia, and Vanuatu
- Strategic channel to market and market influencing role
- Reputation as market leaders with outstanding products and brands
- Traditional markets: Industrial and commercial buildings
  - Roofing and walling
  - Structurals
- Significantly expanded activities to offer complete building solutions


AUSTRALIA

BlueScope Steel Building Solutions


BLUESCOPE
LYSAGHT


BUTLER

- We have been on the PEB solutions journey for 6 years
- We have developed some very creative solutions
- Large, column free buildings (MEGASPACE)
- New design centre in Thailand
- Moving more sales into solutions
- Our purchase of Butler rapidly enhances our capability and velocity
- Largest PEB manufacturer in Asia









MEGASPACE™ Building Erection


08.20 am

MEGASPACE™ Building Erection


08.23 am

MEGASPACE™ Building Erection


08.26 am

MEGASPACE™ Building Erection


08.30 am

MEGASPACE™ Building Erection


08.34 am

MEGASPACE™ Building Erection


08.59 am

MEGASPACE™ Building Erection


09.02 am

MEGASPACE™ Building Erection


09.31 am

MEGASPACE™ Building Erection



MEGASPACE™ Building Erection



MEGASPACE™ Building Erection



BlueScope Butler Solutions



Xiamen International Convention Center: 18,500 sqm

Marketing

- Improved Clean COLORBOND launched Nov 2004
- Residential marketing project with increased momentum
- Decking project now focusing on concrete frame opportunity


Colorbond
CLEAN COLORBOND® STEEL
2004 COMMUNICATION PROGRAM
IMPROVED


LONGER LASTING EFFECTS
COOLING EFFECTS

School in New Clean COLORBOND®



Residential Market

- Residential focus on total solution package – steel framing, roof cladding, flooring, accessories
- Housing reform, improving income levels, urbanisation and changing preference of accommodation type opening up market opportunities
- Economic outlook, growing population, need for quality housing and efficient building methods shape residential market growth





Residential Market


TS61
Roof
batten
Metal
Tile
profile
Quad
Gutter
Smartruss
TS22
Ceiling
batten
Ceiling board
(not by BlueScope
Steel)
Soffit - Panelrib
(existing BlueScope Lysaght
product)
Novaline
Fascia





Product Development – Decking Asia

- *PowerDek is a new decking product targeting new markets requiring longer spanning lengths (up to 6 meters)*
- *Rounds out our decking product offer*
- *Successful launch in Singapore, Malaysia & Hong Kong*
- *Strong initial sales and interest*
- *Launch in China scheduled for the coming year*



Raffles Junior College – PowerDek 100



Changi Self Storage



Decking Asia

- Decking projects won include the Xinghe Tower, Pratunam Complex, Beijing TV Tower, KL Performance Arts & Theatre Academy, Nanjing Subway Building amongst others
- Featuring application across Bondek, W-Dek, Powerdek
- Marketing campaigns targeting engineers and architects








Ridge ventilator
Portal frames
Eave tie
Purlins
Safety wire mesh
Reflective foil laminate
Insulation blanket
Roof sheeting
Translucent roof sheeting
Fascia
Wall sheeting
Apex bracing
Knee bracing
Sliding doors
Personnel doors
Wall girts
Windows
Louvres

Pre-Engineered Buildings

- One stop shop
- Speed PEBs are completely pre-fabricated
- Light weight frames reduce foundation size
- Ease of installation



Asia Growth Strategy – Steel Inspired Solutions



Other Options & Accessories

Mekong Delta Aid Project – Vietnam



BlueScope Steel collaborated with International Red Cross to provide rebuilding assistance to annual monsoon flood

- **This unique design incorporates a "floating floor"**
- **House structure withstands floods and its floor can be raised and re-secured to original position after flood levels subsided**
- **Quick assembly with a single unit in two days with minimum tools**
- **Structure is designed to withstand monsoon winds up to 160 km per hour, are five meters by 10 meters and each steel frame weighs 450kg**

Summary

Achievements to date :

- *Ongoing year on year EBIT growth*
- *Profitable utilisation of existing coating capacity*
- *Expanded capacities*
- *Geographic Expansion*
- *New products launched across Asia*
- *The Drive for Higher value solutions continues*
- *New investment in Indonesia, Vietnam, Thailand, and China*
- *Acquisition and integration of Butler*

Near term focus :

- *Ongoing aggressive segment marketing based on:*
  - brand & product innovation, customer service excellence, solutions focus, margin management tools
- *Complete Thailand, China and Vietnam coating projects*
- *Identify and exploit new growth opportunities*
- *Capture opportunities from regional economic improvement or foreign investment*
- *Integration and leverage of Butler*
- *Drive continuous improvement in safety management and outcomes*
- *Preserve and foster flexible, aggressive and innovative culture*

Performance


EBIT History
A$ Millions
100
80
60
40
20
0
-20
-40
-60
1999
2000
2001
2002
2003
2004


BLUESCOPE STEEL
Asian Building & Manufacturing Markets



BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

Statement

Date: 10 November 2004

BLUESCOPE STEEL CONSIDERING WITHDRAWAL FROM EXPORT TINPLATE MARKET

BlueScope Steel Limited is considering options for withdrawing from the export tinplate market from mid 2005.

The international tinplate market continues to experience low growth and margin compression and despite significant improvements in throughput, quality and efficiency, export tinplate remains unprofitable for BlueScope Steel.

President Australian Building and Manufacturing Markets, Noel Cornish said: "the prime benefit of moving out of the Packaging Products export market would be to restore profitability to the balance of this business."

He added: "this proposal would also free up availability of around 250,000 tonnes of hot rolled coil to support other markets BlueScope Steel intends to supply".

A redirection of steel from export tinplate would enable the company to seed hot rolled coil markets ahead of the upgrade of the Port Kembla Steelworks' Hot Strip Mill, due to come on line in the second half of 2006. The Hot Strip Mill upgrade will increase hot rolled coil annual production by 400,000 tonnes. The company is also evaluating its options for using this product to support BlueScope Steel's growing global metal coated and painted markets.

"The company proposes to maintain a significant presence in the Australian tinplate market", Mr Cornish said.

If the proposal under consideration is implemented, it would lead to closure of a number of operating units and a reduction of up to 200 positions in the Packaging Products business. The associated asset write-down and redundancy costs are estimated at $50 million after tax, which includes a cash outlay of $15 million.

A project team has been formed to take into account the implications for existing tinplate customers and affected Packaging Products employees. The Company will be consulting with stakeholders regarding the implications of these options. The outcomes of this project are expected to be announced in mid 2005.

BlueScope Steel's Packaging Products business operates at Port Kembla, NSW, converting hot rolled coil to tinplate.

About BlueScope Steel Limited (ASX: BSL)
BlueScope Steel is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries.
The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. Additional metal coating and painting lines are under construction in China, Vietnam and Thailand.

BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA and on 27 April 2004 completed the acquisition of Butler Manufacturing, with operations in North America and China, creating a global steel building components and pre-engineered buildings business.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Mike Archer
Manager External Affairs
Port Kembla
Tel: 02 4275 3968
Mobile: 0419 466 990
E-mail: Mike.Archer@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com



BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 5 November 2004

MAJOR CONTRACT FOR NORTH STAR BLUESCOPE STEEL

BlueScope Steel today announced that its 50% owned subsidiary in the United States, North Star BlueScope Steel, has entered into a new long term sales contract with its largest existing customer Worthington Steel, a Worthington Industries company. The new contract runs to December 2008.

North Star BlueScope Steel has contracted to supply to Worthington around one third of the hot rolled coil it produces each year. In 2003/04 North Star BlueScope Steel produced a record 1.7 million tonnes of hot rolled coil.

North Star BlueScope Steel and Worthington operate on neighbouring sites at Delta, Ohio.

About North Star BlueScope Steel LLC
North Star BlueScope Steel operates a steel mini-mill in Delta, Ohio, USA. A joint venture business, it is 50% owned by Cargill Inc., one of the world's largest private companies, and 50% owned by BlueScope Steel Limited, which is the leading steel company in Australia and New Zealand and also operates an extensive network of downstream businesses across Asia and North America.

About Worthington Industries
Worthington Industries is a leading diversified metal processing company with annual sales of more than $2 billion. The Columbus, Ohio, based company is North America's premier value-added steel processor and a leader in manufactured metal products such as metal framing, pressure cylinders, automotive past model service stampings, metal ceiling grid systems and laser welded blanks. Worthington employs more than 8,000 people and operates 63 facilities in 10 countries.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	8,652,772	341,790
4	Total consideration paid or payable for the shares	$67,848,104	$2,702,449

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 27-Oct-04 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.97 lowest price paid: $7.81 highest price allowed under rule 7.33: $8.1543

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	9,405,438

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 4/11/04
~~(Director~~/ Company Secretary)

Print name: Lisa M Nicholson

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,736,954	915,818
4	Total consideration paid or payable for the shares	$60,758,919	$7,089,185

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 27-Oct-04 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.77 lowest price paid: $7.72 highest price allowed under rule 7.33: $8.1837

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	9,747,228

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 3/11/04
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,213,912	523,042
4	Total consideration paid or payable for the shares	$56,718,898	$4,040,021

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 27-Oct-04 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.75 lowest price paid: $7.71 highest price allowed under rule 7.33: $8.2215

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	10,663,046

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 2/11/04
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,469,882	744,030
4	Total consideration paid or payable for the shares	$50,972,455	$5,746,443

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 27-Oct-04 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.81 lowest price paid: $7.67 highest price allowed under rule 7.33: $8.2320

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	11,186,088

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 1/11/04
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	5,369,882	1,100,000
4	Total consideration paid or payable for the shares	$42,438,258	$8,534,198

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 27-Oct-04 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.79 lowest price paid: $7.74 highest price allowed under rule 7.33: $8.2740

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	11,930,118

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29/10/04
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,699,882	670,000
4	Total consideration paid or payable for the shares	$37,110,284	$5,327,974

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 27-Oct-04 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.97 lowest price paid: $7.92 highest price allowed under rule 7.33: $8.2740

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	13,030,118

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28/10/04
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,704,882	995,000
4	Total consideration paid or payable for the shares	$29,201,623	$7,908,661

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 27-Oct-04 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $8.00 lowest price paid: $7.86 highest price allowed under rule 7.33: $8.2698

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	13,700,118

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 27/10/04
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,104,882	1,600,000
4	Total consideration paid or payable for the shares	$16,471,566	$12,730,057

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 22-Oct-04 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $7.98 lowest price paid: $7.92 highest price allowed under rule 7.33: $8.3727

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	14,695,118

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26/10/04
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,216,002	888,880
4	Total consideration paid or payable for the shares	$9,575,399	$6,896,167

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$8.00	highest price paid:	$7.85
	date:	22-Oct-04		
	lowest price paid:	$7.61	lowest price paid:	$7.67
	date:	21-Oct-04		
			highest price allowed under rule 7.33:	$8.3727

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	16,295,118

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 25/10/04
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	406,002	810,000
4	Total consideration paid or payable for the shares	$3,126,514	$6,448,885

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $7.78 date: 21-Oct-04 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $8.00 lowest price paid: $7.92 highest price allowed under rule 7.33: $8.6961

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back: 17,183,998

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22/10/04
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	0	406,002
4	Total consideration paid or payable for the shares	$0	$3,126,514

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $0.00 date: n/a lowest price paid: $0.00 date: n/a	highest price paid: $7.78 lowest price paid: $7.61 highest price allowed under rule 7.33: $8.6961

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	17,993,998

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21/10/04
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

+ See chapter 19 for defined terms.


RECEIVED
2004 DEC 14 A 10: 13

BLUESCOPE STEEL LIMITED
ANNUAL GENERAL MEETING

19 OCTOBER 2004
WESTIN HOTEL, SYDNEY
CHAIRMAN'S COMMENTS ON AWU RESOLUTIONS (4-8)

YOU WILL HAVE SEEN FROM YOUR NOTICE OF MEETING THAT ITEMS 4 TO 8 ARE RESOLUTIONS PROPOSED BY APPROXIMATELY 120 SHAREHOLDERS AFFILIATED WITH THE AUSTRALIAN WORKERS UNION.

THEY DEAL WITH CHANGES TO THE COMPANY'S CONSTITUTION.

IN ORDER TO BE ADOPTED, AT LEAST 75 PER CENT OF THE VOTES CAST BY SHAREHOLDERS MUST BE IN FAVOUR.

BEFORE WE MOVE TO CONSIDER EACH RESOLUTION, I WOULD LIKE TO MAKE SOME GENERAL COMMENTS, ON BEHALF OF YOUR BOARD.

THE COMPANY HAS RECEIVED LEGAL ADVICE THAT SOME OF THE RESOLUTIONS ARE UNCLEAR.

WE DID SERIOUSLY CONSIDER, THEREFORE, WHETHER WE SHOULD OMIT SEVERAL OF THE RESOLUTIONS FROM THE NOTICE OF MEETING.

HOWEVER, GIVEN THE IMPORTANCE YOUR BOARD PLACES ON CORPORATE GOVERNANCE, WE DECIDED THAT SHAREHOLDERS SHOULD HAVE THE OPPORTUNITY TO DISCUSS ALL OF THESE RESOLUTIONS.

I WANT TO MAKE CLEAR, HOWEVER, THAT YOUR BOARD UNANIMOUSLY OPPOSES RESOLUTIONS 4-8.

THE BOARD IS SURPRISED THAT BLUESCOPE STEEL HAS BEEN TARGETED BY A UNION-LED CAMPAIGN, OSTENSIBLY ABOUT CORPORATE GOVERNANCE, WHEN OUR GOVERNANCE REPUTATION IS EXCELLENT.

FUNDAMENTALLY, THESE AWU RESOLUTIONS WOULD HAVE THE EFFECT THAT THREE OUT OF YOUR SEVEN DIRECTORS - MYSELF,

MR McCANN AND POSSIBLY MR McNEILLY - WOULD AUTOMATICALLY CEASE TO HOLD OFFICE AT THE END OF THIS MEETING.

MR ADAMS IS A HIGHLY REGARDED INTERNATIONAL EXECUTIVE WHOSE MARKET PLACE VALUE IS ABOVE WHAT THIS COMPANY WOULD BE ABLE TO OFFER IF THE RESTRICTIONS ON REMUNERATION PROPOSED IN RESOLUTIONS SEVEN AND EIGHT WERE PASSED.

MR ADAMS WOULD NEED TO CONSIDER HIS POSITION, GIVEN THAT THE COMPANY WOULD NO LONGER BE ABLE TO HONOUR HIS EMPLOYMENT CONTRACT.

IT IS EXTRAORDINARY THAT ANYONE WOULD SUGGEST THAT FOUR OUT OF SEVEN OF THIS COMPANY'S DIRECTORS MIGHT LOSE THEIR POSITIONS, GIVEN THE OUTSTANDING PERFORMANCE OF YOUR COMPANY, INCLUDING ITS MARKET LEADING SHAREHOLDER RETURN.

INDEPENDENT AGENCIES - SUCH AS CORPORATE GOVERNANCE INTERNATIONAL (CGI), THE AUSTRALIAN COUNCIL OF SUPERANNUATION INVESTORS (ACSI) AND INTERNATIONAL SHAREHOLDER SERVICES (ISS) - HAVE ASSESSED THE COMPANY AND GIVEN STRONG SUPPORT TO THE CORPORATE GOVERNANCE ARRANGEMENTS PUT IN PLACE BY YOUR BOARD.

THESE INDEPENDENT GOVERNANCE BODIES HAVE ALL RECOMMENDED VOTING AGAINST THE UNION RESOLUTIONS.

I THINK IT IS ALSO IMPORTANT FOR SHAREHOLDERS TO BE AWARE THAT THE AWU REPRESENTS ABOUT 4,000 OF BLUESCOPE STEEL'S 16,000 EMPLOYEES, OR ABOUT ONE QUARTER OF OUR WORKFORCE.

THEY HOLD PROXIES FROM ABOUT 600 OF OUR 16,000 EMPLOYEES WHILE OVER 2,500 OF OUR EMPLOYEES HAVE DIRECTED THEIR PROXIES IN LINE WITH THE DIRECTORS' RECOMMENDATION.

IN TOTAL, MORE THAN 70% OF VOTING EMPLOYEE SHAREHOLDERS SUPPORT YOUR DIRECTORS, RATHER THAN THE AWU.

THE AWU HAS ALREADY CONTRIBUTED TO THE NATIONAL CORPORATE GOVERNANCE DEBATE AS PART OF THE CLERP 9 REFORMS.

THEIR VOICE HAS BEEN HEARD IN THE PROPER GOVERNANCE FORUMS AND THEIR VIEWS TAKEN INTO ACCOUNT IN FRAMING THE RECENT CLERP 9 CHANGES.

YOUR BOARD BELIEVES IT IS QUITE INAPPROPRIATE FOR THEM NOW TO SEEK TO ADD FURTHER GOVERNANCE REQUIREMENTS ON ONE COMPANY ONLY.

THE AGM IS NOT A PROPER FORUM FOR CAMPAIGNS LIKE THIS - WHICH ARE NOT IN THE INTERESTS OF ALL SHAREHOLDERS.

IN ORCHESTRATING A CAMPAIGN AROUND THESE RESOLUTIONS, THE LEADERS OF THE AWU ARE ADVANCING UNION INTERESTS, NOT THOSE OF SHAREHOLDERS.

YOUR BOARD BELIEVES THE STRONG FINANCIAL PERFORMANCE OF THE COMPANY IN THE TWO YEARS SINCE PUBLIC LISTING, INCLUDING ITS MARKET-LEADING RETURN TO SHAREHOLDERS, SUPPORTED BY HIGH RATINGS FROM EXTERNAL AGENCIES, IS POWERFUL EVIDENCE THAT YOUR DIRECTORS HAVE IMPLEMENTED THE RIGHT MIX OF GOVERNANCE AND REMUNERATION POLICIES.

IN SUMMARY, YOUR BOARD BELIEVES THAT:

* IN TARGETING BLUESCOPE STEEL, THE AWU HAS CHOSEN THE WRONG TARGET ON CORPORATE GOVERNANCE;

* BEST PRACTICE CORPORATE GOVERNANCE ARRANGEMENTS ARE ALREADY IN PLACE AT BLUESCOPE STEEL;

* THE RESOLUTIONS PROPOSED ARE UNTESTED, UNNECESSARY, UNCLEAR AND WOULD UNDULY LIMIT THE FLEXIBILITY OF THE BOARD;

* WE HAVE EARNED A REPUTATION AS A HIGH PERFORMANCE COMPANY AND THIS PERFORMANCE IS A DIRECT RESULT OF THE EFFORTS OF OUR MANAGEMENT TEAM AND EMPLOYEES; AND

* ALL STAKEHOLDERS - INCLUDING SHAREHOLDERS, EMPLOYEES AND OTHERS - ARE BENEFITING FROM THE COMPANY'S SUCCESS.

IN THIS LIGHT, YOUR BOARD STRONGLY RECOMMENDS THAT YOU VOTE AGAINST RESOLUTIONS 4-8.

END


BLUESCOPE
STEEL


SEC File
No. 82-34676

Safety Announcement

David Goodwin

19 October 2004


BLUESCOPE
STEEL

2004 Annual General Meeting


BLUESCOPE
STEEL

Annual General Meeting

Graham Kraehe

Chairman

19 October 2004

Board of Directors



GRAHAM KRAEHE
Chairman



RON MCNEILLY
Deputy Chairman



KIRBY ADAMS
MD & CEO










BLUESCOPE
STEEL

Annual General Meeting

Graham Kraehe

Chairman

19 October 2004


BLUESCOPE
STEEL

Chairman's Address


BlueScope Steel has outperformed its peers
Relative Share Price Performance:
Jan 04 – Sep 04
BSL Share Pr
Asia-Pacific Iron &
Steel Index
US Iron and Ste
Index
BlueScope Steel has outperformed its peers
Relative Share Price Performance:
July 02 – Sep 04
BSL Share Pr
US Iron & Ste
Index
Asia-Pacific I
& Steel Inde

Group Headlines FY2004

Continued to seize market opportunities and drive business improvements

Revenue	$5.77 billion	*Record*
Despatches	6.94 million tonnes	*Record*
NPAT	$584 million	*Up 29% Record*
EBITDA	$1,105 million	*First time over $1.0 billion*
EBIT	$818 million	*Up 34%*
EPS	77.8¢	*Up 36%*
Return on Invested Capital	18.5%	*Growth continues*
Net Cash Flow	$315 million	*Even after Butler & growth expenditure*
Debt Increased	Up $425 million	*Reflects Butler acquisition and share buyback*
Gearing (net debt)	12.9%	*But for buyback and acquisition – would be zero*

The benefits of BlueScope Steel's progress are far-reaching

Shareholders

- Total dividend increased from 29¢ to 40¢ per share
- Total Shareholder Return of 185% since listing and 92% in FY2004

Customers

- Best ever delivery performance
- New product offers
- Successful Company name change

Employees

- More than $1 billion paid in wages and salaries
- $30 million-Bonus employee shares
- Cleaner and safer workplaces

Communities

- $200 million paid in income tax
- $2 million directly invested in community programs
- Improving environmental management

Safety — Our goal remains zero harm

Lost Time Injury Frequency Rate

Medically Treated Injury Frequency Rate

But, we experienced a fatality on 29 June 2004

Best total shareholder return in ASX 100

BlueScope Steel


BLUESCOPE
STEEL

Strong and improved financial performance across all segments

Group EBIT $818m

71

69

- New business segment as at 1 May 2004
- 2 months results, including integration costs

AN INTERNATIONAL STEEL SOLUTIONS COMPANY.

75 MANUFACTURING PLANTS IN 16 COUNTRIES ACROSS THREE CONTINENTS.

WE WELCOME BUTLER MANUFACTURING
– 4,400 PEOPLE AND GREAT POTENTIAL
FOR OUR VALUE ADDED PORTFOLIO.

A FORCE IN THE WORLD'S MOST DYNAMIC REGION.


BLUESCOPE
STEEL

Corporate Governance


BLUESCOPE
STEEL

Current Trading and Outlook


BLUESCOPE
STEEL

Annual General Meeting

Graham Kraehe

Chairman

19 October 2004


BLUESCOPE
STEEL

Annual General Meeting

Kirby Adams

Managing Director & CEO

19 October 2004


BLUESCOPE
STEEL

Building an Australian champion

Top 20 World - Class Steelmakers

1. POSCO (South Korea)
2. Severstal (Russia)
3. Baosteel (China)
4. Tata Steel (India)
5. **BlueScope Steel**
6. CST (Brazil)
7. Gerdau (Brazil)
8. China Steel (Taiwan)
9. Nucor (USA)
10. CSN (Brazil)
11. Anshan Steel (China)
12. Nippon Steel (Japan)
13. Sha-gang (China)
14. SDI (USA)
15. JFE (Japan)
16. Dofasco (Canada)
17. ISG (USA)
18. LNM Group
19. Arcelor (E.U.)
20. U.S. Steel (USA)

Source: *World Steel Dynamics*, 2004

Return on net assets contour



EBIT/
SALES
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
RONA
20%
15%
10%
POSCO
BlueScope Steel
JFE
Dofasco
Ruukki
Nucor
Nippon
OneSteel
Smorgon
Arcelor
Corus
TKS
1.00
1.20
1.40
1.60
1.80
2.00
2.20
2.40
2.60
2.80
3.00
SALES/
NET ASSETS

Performance measures are based on companies' most recently available, publicly released, financial information for the 12 months ended June 2004.

The changing expectations of our customers

Order Lead Times Summary

(Percentage of Orders per Days Notice)

There has been a major shift in Lead Times

% of Orders

70
60
50
40
30
20
10
0

>70 70 - 42 35 - 14 7 <7

Days Notice

1997
2004

Delivery Performance

(Percentage "On Time Delivery")

2001	2002	2003	2004
89	85	92	96

Average Customer Order Size

(Tonnes/ Order)

Order sizes have reduced dramatically

1997	1998	1999	2000	2001	2002	2003	2004
13	11	9	8	6.6	5.9	5.9	4.9

Inventory Velocity

(Days of Inventory)

Inventory velocity at optimum level

1997	1998	1999	2000	2001	2002	2003	2004
40	35	33	29	25	19	19	19

*Data from Queensland Service Centre


BLUESCOPE
STEEL

Increasing intensity of international competition

Steel prices high but volatility remains


Spot Price Hot Rolled Coil (US Midwest)
Jan 00 – July 04
US$/tonne
900
800
700
600
500
400
300
200
100
0

WINNING IN OUR HOME MARKETS


BLUESCOPE
STEEL

How we are changing

USA early 20th century steel mill

BLUESCOPE STEEL

BlueScope Steel

- Product and market driven
- Solutions-oriented
- Multinational
- Technically oriented

Our strategy – A downstream steel solutions company



Roll-forming
Vietnam
China
Painted
Australia & NZ
Brownfields
Vietnam
China
Thailand
Metallic Coated
Australia & NZ
Brownfields
Water
Cold Rolled
HSM
Expansion
Hot Rolled Coil, Plate
Slab

- Asia and Regional Growth
- Value-added branded products
- Asset productivity
- Disciplined capital management
- World-class low-cost operations
- Manufacturing excellence
- Supply chain velocity
- Cost reductions

BUTLER® PRE-ENGINEERED BUILDING


BLUESCOPE
STEEL

Our people and culture

Employee Profile by country

New Zealand 10.4%
SE Asia 9.3%
China 2.2%
North America 0.1%
Other 3%
Australia 75%

30 June 2001

Total 12,801

SE Asia 11%
Other 1%
China 7%
North America 23%
New Zealand 3%
Austral 50%

30 June 2004

Total 16,806

High performance organisation culture

BLUESCOPE LYSAGHT

8 YEARS LTI FREE


BLUESCOPE
STEEL

Innovations

ILLAWARRA WASTE WATER TREATMENT SCHEME

BlueScope Water

HydroRib

Strong Durable Economical

HydroRib

waterforsure

The longer standard length and light weight design of HydroRib™ removed the need for heavy machinery on-site and provided a quicker, less labour intensive installation.

Why harvest rainwater?

Water supply

Rainwater Harvesting Solutions

Aquaplate

waterpoint MicroDam

waterpoint Classic

SINTER MACHINE EMISSION REDUCTION PROJECT


BLUESCOPE
STEEL

Butler acquisition – a key growth event

Acquisition of Butler Manufacturing


BLUESCOPE
STEEL


BUTLER

- Pre-eminent global designer/supplier of pre-engineered buildings (PEBs)
- Number one positions in North America and China
- Worldwide brand recognition
- Great people with excellent skills
- An attractive opportunity at the right time

North American Buildings Group


Manufacturing
Warehouse
Retail

Recreation



Showroom


HONDA

Community



BlueScope Butler China Operation

lueScope Butler Shanghai Plant



BlueScope Vistawall Fabrication Pla



BlueScope Butler Tianjin Plant


BUTLER

BlueScope Steel Lysaght and Butler China Footprint


lueScope Steel in China
1 Metal Coating/Paint Line facility (under construction)
● 5 Lysaght manufacturing facilities (incl. Taiwan)
▲ 60 Lysaght / CSC sales offices

Asian Growth – Vietnam Coating & Painting Plant

Asian Growth – Thailand 2nd Metal Coating Line

Asian Growth – China Coating & Painting Plant


BLUESCOPE
STEEL

Conclusion


BLUESCOPE
STEEL

Annual General Meeting

Kirby Adams
Managing Director & CEO
19 October 2004


BLUESCOPE
STEEL

Annual General Meeting
Formal Business


BLUESCOPE
STEEL

Annual General Meeting

Diane Grady
Chairman, Remuneration Committee
19 October 2004

Resolution 1

Receiving and Considering Accounts and Reports


BLUESCOPE
STEEL

Annual General Meeting

Paul Rizzo
Chairman, Audit & Risk Committee
19 October 2004

Resolution 1

Receiving and Considering Accounts and Reports

Resolution 2

Election of Directors

Election of Directors

Mr Ron McNeilly retires in accordance with the Company's Constitution, and being eligible, offers himself for re-election.

RON

McNEILLY



Resolution 2 (a)

To re-elect Mr R McNeilly as a Director

	Number of Shares	%
FOR	296,777,757	89.08
AGAINST	8,421,270	2.53
DISCRETIONARY*	27,951,986	8.39
		100%

• The number of the Chairman's discretionary proxy votes are 26,885,150 (96%).

Election of Directors

Ms Diane Grady retires in accordance with the Company's Constitution, and being eligible, offers herself for re-election.

DIANE GRADY



Resolution 2 (b)

To re-elect Ms D Grady as a Director

	Number of Shares	%
FOR	305,233,945	90.92
AGAINST	2,336,884	0.70
DISCRETIONARY*	28,143,948	8.38
		100%

- The number of the Chairman's discretionary proxy votes are 27,073,313 (96%).

Resolution 3

Approval of grant of share rights to the Managing Director & CEO

"That the grant of share rights to the Managing Director and Chief Executive Officer, Mr Kirby Adams, under the Long Term Incentive Plan as described in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purposes of ASX Listing Rule 10.14."

Resolution 3

Approval of grant of share rights to the Managing Director and CEO

	Number of Shares	%
FOR	289,523,240	88.96
AGAINST	16,771,102	5.15
DISCRETIONARY*	19,164,476	5.89
		100%

- The number of the Chairman's discretionary proxy votes are 18,097,481 (94%).


BLUESCOPE
STEEL

Resolutions 4-8

Amendments to the Company's Constitution – Special resolutions proposed by shareholders affiliated with the Australian Workers' Union

Corporate Governance

- BlueScope Steel is the wrong target
- Our corporate governance is best practice
- Resolutions untested, unclear and would reduce flexibility
- High performance company
- All stakeholders are benefiting from our success

Directors recommend you vote against resolutions 4-8

Resolution 4

To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company's Constitution be amended by:

(a) inserting the words '*if that Director has been a Director of the Company for less than 10 years*' after the word 're-election' in the second line of rule 11.4; and

(b) inserting the sentence:

'Further, a person who has been a Director of the Company for 10 years or more is not eligible for election as a Director in any circumstances and is not eligible to be appointed as a Director under rule 11.8'

Resolution 4

NB: In order to be adopted, at least 75% of the votes cast by shareholders must be in favour of resolution 4.

	Number of Shares	%
FOR	31,008,663	9.26
AGAINST	285,319,502	85.19
DISCRETIONARY*	18,610,986	5.56
		100%

• The number of the Chairman's discretionary proxy votes are 17,534,297 (94%).

Resolution 5

To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company's Constitution be amended by inserting the sentence:

'Such retirement benefit or compensation shall not exceed twice the total remuneration paid to that Director in the 12 months prior to retirement, loss of office or death, unless approved by an ordinary resolution of the members of the Company.'

Immediately prior to the sentence commencing *'A retirement benefit'* in the ninth line of rule 11.11."

Resolution 5

NB: In order to be adopted, at least 75% of the votes cast by shareholders must be in favour of resolution 5.

	Number of Shares	%
FOR	44,431,098	13.35
AGAINST	270,153,328	81.19
DISCRETIONARY*	18,167,228	5.46
		100%

- The number of the Chairman's discretionary proxy votes are 17,099,711 (94%).

Resolution 6

To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company's Constitution be amended by:

(a) deleting the word 'or' at the end of rule 11.14(b);

(b) deleting the period at the end of rule 11.14(c) and inserting in its place ';or';

(c) inserting a new paragraph (d) in rule 11.14 as follows:

> *'(d) is director of more than three other publicly listed companies or, if chairperson of another publicly listed company, if director of more than two, or chairperson of any, additional publicly listed companies. With respect to the Company's chairman, the office of Director becomes vacant if the chairman is chairperson of any other publicly listed company, or director of more than two other publicly listed companies.'*

(d) inserting the sentence:

> *'A Director who is a director of more than two other publicly listed companies, or the*

Resolution 6

NB: In order to be adopted, at least 75% of the votes cast by shareholders must be in favour of resolution 6.

	Number of Shares	%
FOR	34,570,497	10.32
AGAINST	282,109,625	84.24
DISCRETIONARY*	18,192,221	5.43
		100%

- The number of the Chairman's discretionary proxy votes are 17,121,753 (94%).

Resolution 7

To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company's Constitution be amended by adding the sentence *'The total remuneration of a Managing Director or an Executive Director, including any non-statutory termination or retirement payments, must not exceed 20 times the average remuneration of all other employees of the Company, unless approved by an ordinary resolution of the members of the Company.'* as a new paragraph after the final sentence of rule 12.11."

Resolution 7

NB: In order to be adopted, at least 75% of the votes cast by shareholders must be in favour of resolution 7.

	Number of Shares	%
FOR	40,682,012	12.39
AGAINST	296,566,207	82.07
DISCRETIONARY*	18,197,632	5.54
		100%

• The number of the Chairman's discretionary proxy votes are 17,127,863 (94%).

Resolution 8

To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company's Constitution be amended by inserting a new rule 12.14 as follows:

'12.14 Executive Remuneration

The total remuneration, including any non-statutory termination or retirement payments, of any officer or employee of the Company, other than a Director or Managing or Executive Director, must not exceed 20 times the average remuneration of all other employees of the Company unless approved by an ordinary resolution of the members of the Company.

The Company must disclose in its Annual Report to members the total

Resolution 8

NB: In order to be adopted, at least 75% of the votes cast by shareholders must be in favour of resolution 8.

	Number of Shares	%
FOR	40,668,076	12.35
AGAINST	270,314,919	82.12
DISCRETIONARY*	18,193,014	5.53
		100%

- The number of the Chairman's discretionary proxy votes are 17,123,245 (94%).


BLUESCOPE
STEEL

Annual General Meeting


BLUESCOPE
STEEL

TEXT

China coating plant

Asian Growth

April 2004

Sept 2004

Vietnam

Thailand

China Coating Project: Current Status



- *LTI = 0, MTI = 0, 2 SSOs*
- *No environmental incidents; environmental baseline study underway*
- *Broadly on schedule*
- *Cost performance to date better than budget*
- *Project and business teams now established in Suzhou*
- *Preliminary site earthworks complete and piling o schedule*
- *Detailed design of equipment and buildings in final stages. BlueScope Lysaght to manage stee*

BlueScope Butler China

Caterpillar



Xuzhou

Yan Feng Automotive Trim Co



Shanghai

Customer base includes
- Major Multinationals
- Leading Chinese firms

High quality PEBs
- Also incorporating Vistawall systems

Allied Signal Automotive



Shanghai

Other China customers:
- 3M
- Energizer
- Motorola
- Nike
- Orient Home
- Carrefour



BLUESCOPE STEEL LIMITED
ANNUAL GENERAL MEETING

19 OCTOBER 2004
WESTIN HOTEL, SYDNEY

CHAIRMAN - GRAHAM KRAEHE

IT IS A GREAT PLEASURE TO BE ABLE TO STAND BEFORE YOU TODAY, AS CHAIRMAN, AND TO REPORT ON THE OUTSTANDING PERFORMANCE OF THE COMPANY IN ITS SECOND YEAR SINCE OUR PUBLIC LISTING.

IT IS DIFFICULT TO CONCEIVE OF A MORE SUCCESSFUL START FOR A PUBLIC COMPANY THAN THE ONE BLUESCOPE STEEL HAS ENJOYED IN ITS FIRST TWO YEARS.

OF COURSE, WE HAVE BEEN FORTUNATE THAT GLOBAL STEEL PRICING HAS MOVED VERY POSITIVELY IN OUR FAVOUR OVER THE PAST TWO YEARS.

BUT THE COMPANY HAS DONE MUCH MORE THAN SIMPLY "RIDE THE CYCLE".

OUR VERY CAPABLE MANAGEMENT TEAM, LED BY CEO KIRBY ADAMS, HAS POSITIONED THE COMPANY TO CAPITALISE ON THE STRONG DEMAND FOR OUR PRODUCTS.

A COMPARISON OF BLUESCOPE STEEL'S SHARE PRICE WITH THOSE OF STEEL COMPANIES IN ASIA AND THE UNITED STATES BEARS OUT THIS FACT.

SINCE THE START OF CALENDAR 2004, BLUESCOPE STEEL'S SHARE PRICE HAS OUTPERFORMED BOTH ASIAN AND US STEEL INDICES BY FORTY-THREE PER CENT.

THIS IS FURTHER EVIDENCE THAT BLUESCOPE STEEL IS A VERY DIFFERENT KIND OF STEEL COMPANY AND ONE THAT IS OUTPERFORMING MANY OF ITS PEERS IN THE STEEL INDUSTRY - PEERS WHO HAVE ALSO BENEFITED FROM STRONG STEEL PRICES.

IN FACT, AS THIS SLIDE DEMONSTRATES, BLUESCOPE STEEL HAS CONSISTENTLY OUTPERFORMED ITS PEERS SINCE SHORTLY AFTER OUR PUBLIC LISTING IN JULY 2002.

MANY OF THESE ASIAN AND U.S. STEEL COMPANIES ALSO HAD THE BENEFIT OF HIGHER STEEL PRICES, YET BLUESCOPE STEEL HAS SIGNIFICANTLY OUTPERFORMED THEM FOR OVER TWO YEARS NOW.

WHY?

THE MARKET RECOGNISES BLUESCOPE STEEL IS A DIFFERENT KIND OF STEEL COMPANY.

IT HAS CONFIDENCE IN THE COMPANY AND ITS ABILITY TO CONTINUE TO DELIVER VALUE TO SHAREHOLDERS.

THE COMPANY'S MANAGEMENT TEAM HAS PLAYED A KEY ROLE IN GENERATING THIS EXTRA VALUE, WHICH HAS BEEN DELIVERED THROUGH THE COMBINED EFFORTS OF ALL OUR EMPLOYEES AND CUSTOMERS.

IN OUR FIRST YEAR, WE WERE FOCUSED ON THE OBJECTIVES OF BEATING OUR PROSPECTUS FORECAST AND ESTABLISHING OUR CREDIBILITY AS A LISTED COMPANY.

THESE OBJECTIVES WERE ACHIEVED - OUR INAUGURAL NET PROFIT AFTER TAX OF $452 MILLION, ON TOTAL REVENUE OF $5.3 BILLION, REPRESENTED A STRONG PERFORMANCE.
[NEARLY DOUBLE THE PROSPECTUS FORECAST]

IN OUR SECOND YEAR, THE COMPANY'S PERFORMANCE ATTAINED NEW HEIGHTS:

* NET PROFIT AFTER TAX INCREASED BY 29% TO $584 MILLION,

* OUR TOTAL REVENUE WAS $5.8 BILLION, UP 9%,

* WE ACHIEVED RECORD PRODUCTION OF 6.6 MILLION TONNES OF RAW STEEL, UP 2%,

* EARNINGS PER SHARE INCREASED BY 36% TO 78 CENTS PER SHARE

* OUR RETURN ON INVESTED CAPITAL WAS 18.5%.

* AND WE MADE EXCELLENT PROGRESS IN ADVANCING OUR DOWNSTREAM GROWTH STRATEGY, WHICH I WILL SAY MORE ABOUT LATER.

IN ADDITION, WE CONTINUED TO DELIVER STRONG OUTCOMES ON NON-FINANCIAL MEASURES, AS WE FOCUSED ON ENSURING THAT ALL OUR STAKEHOLDERS ARE BENEFITING FROM THE COMPANY'S SUCCESS.

FOR EXAMPLE:

* NEW BEST-EVER DELIVERY PERFORMANCE FOR OUR CUSTOMERS,

* OUR COMMUNITIES BENEFITED THROUGH THE ECONOMIC FLOW-ONS OF OUR ACTIVITIES, FROM OUR IMPROVING ENVIRONMENTAL MANAGEMENT AND AS WE DIRECTLY INVESTED MORE THAN $2 MILLION IN A DIVERSE RANGE OF COMMUNITY PROGRAMS.

* WE PAID OVER $200 MILLION TO GOVERNMENTS IN INCOME TAX,

* MORE THAN $1.1 BILLION WAS PAID TO EMPLOYEES IN WAGES AND SALARIES, AND

* WE MANAGED A VERY SUCCESSFUL PROGRAM TO CHANGE YOUR COMPANY'S NAME, WITH BLUESCOPE STEEL NOW ESTABLISHED AS A STRONG AUSTRALIAN AND GLOBAL BRAND, AND

ALL KEY STATISTICAL MEASURE OF OUR SAFETY PERFORMANCE IMPROVED, WITH A FURTHER 28% REDUCTION IN OUR LOST TIME INJURY FREQUENCY RATE TO JUST 1.3 INJURIES RESULTING IN LOST TIME PER MILLION HOURS WORKED - A WORLD CLASS LEVEL.

ON THIS KEY TOPIC OF SAFETY, THE BOARD, MANAGEMENT AND INDEED ALL OUR EMPLOYEES ARE COMMITTED TO THE GOAL OF ZERO HARM IN BLUESCOPE STEEL.

TRAGICALLY, OUR OTHERWISE EXCELLENT PROGRESS IN SAFETY WAS MARRED BY A FATALITY WHICH OCCURRED ON 29 JUNE 2004 WHEN A CONTRACTOR WAS STRUCK BY A FORKLIFT AND KILLED AT OUR BRISBANE LOGISTICS TERMINAL.

THE ORGANISATION HAS RESPONDED IN A VERY FOCUSED WAY TO THIS TRAGIC INCIDENT, WITH A STOP FOR SAFETY IMPLEMENTED AT EVERY OPERATING SITE AROUND THE WORLD, AND A PROGRAM AIMED AT REDUCING OR ELIMINATING INTERACTIONS BETWEEN PEOPLE AND FORKLIFTS.

TURNING TO TOTAL SHAREHOLDER RETURN OR TSR - THAT IS, THE GROWTH IN SHARE PRICE PLUS DIVIDENDS - DELIVERED BY BLUESCOPE STEEL DURING THE PERIOD FROM OUR LISTING ON 15 JULY 2002 TO 30 SEPTEMBER 2004 WAS 213%.

THAT RANKS BLUESCOPE STEEL AS THE NO.1 COMPANY FOR TOTAL SHAREHOLDER RETURNS AMONGST ASX 100 COMPANIES OVER THAT PERIOD OF TIME.

OUR SHARE PRICE HAS GROWN FROM $2.90 AT LISTING TO $8.65 AT THE CLOSE OF BUSINESS LAST NIGHT.

THIS MEANS THAT THE TOTAL MARKET CAPITALISATION OF THE COMPANY HAS GROWN FROM $2.4 BILLION AT LISTING TO MORE THAN $6.3 BILLION LAST NIGHT.

THAT'S AROUND $4 BILLION OF SHAREHOLDER VALUE CREATION.

IF YOU HAVE BEEN A SHAREHOLDER SINCE LISTING, YOU PROBABLY DON'T NEED ME TO REMIND YOU OF THE DIVIDENDS YOU HAVE RECEIVED - 9 CENTS IN APRIL 2003 , 18 CENTS IN OCTOBER 2003, 12 CENTS IN MARCH 2004 AND 28 CENTS THIS MONTH - ALL FULLY FRANKED.

LET ME ATTEMPT TO PUT THAT TOTAL SHAREHOLDER RETURN STORY INTO SOME CONTEXT.

ABOUT TWO-THIRDS OF OUR 180,000 INDIVIDUAL SHAREHOLDERS HOLD LESS THAN 1000 SHARES, AND MANY OF THEM ACQUIRED THEIR SHAREHOLDING ON THE DAY THE COMPANY WAS LISTED.

LET'S CONSIDER THE VALUE CREATION THAT HAS BEEN

EXPERIENCED BY A SHAREHOLDER WHO HAS HELD 1000 SHARES RIGHT FROM THE TIME OF OUR PUBLIC LISTING.

ON 15 JULY 2002 THOSE 1000 SHARES WERE WORTH $2,900.

LAST NIGHT THEY WERE WORTH AROUND $8,500.

THAT SHAREHOLDER HAS ALSO RECEIVED DIVIDEND CHEQUES TOTALING $670, ALL FULLY FRANKED.

THE DIVIDENDS OF 40 CENTS PER SHARE WE HAVE DECLARED FOR FY 2004 REPRESENT, ON A SHARE PRICE AT THE END OF SEPTEMBER OF $8.70, A 4.6% YIELD.

ON THE STARTING PRICE OF $2.90, THEY REPRESENT A YIELD OF JUST UNDER 14% (FULLY FRANKED).

WHEN THIS COMPANY WAS FORMED, YOUR BOARD AND MANAGEMENT STATED THAT OUR FOCUS WOULD BE ON CREATING SHAREHOLDER VALUE, AND THAT WE BELIEVED THE FIRST CALL ON THE FUNDS WE GENERATED WAS WITH OUR SHAREHOLDERS.

WE HAVE RE-STATED THAT CONSISTENTLY EVER SINCE.

WE SAID IT AND WE MEANT IT.

FURTHER EVIDENCE OF THAT FOCUS IS IN THE SHARE BUYBACK PROGRAMS WE HAVE IMPLEMENTED.

IN MARCH 2004 WE COMPLETED A SHARE BUYBACK PROGRAM WHICH RESULTED IN SOME 60 MILLION SHARES BEING RE-PURCHASED AT AN AVERAGE PRICE OF $4.70 PER SHARE.

THIS HAS HAD THE EFFECT OF FURTHER INCREASING EARNINGS PER SHARE.

THE FURTHER LIMITED BUYBACK OF MORE THAN 16 MILLION SHARES WHICH WE ANNOUNCED ON 19 AUGUST 2004 IS INTENDED TO AVOID ANY DILUTION OF EARNINGS PER SHARE AS A RESULT OF THE ISSUE OF SHARES UNDER THE COMPANY'S EXECUTIVE SHARE RIGHTS PLANS, AS PREVIOUSLY DISCLOSED.

A FEATURE OF THIS COMPANY IS THAT NEARLY ALL OF OUR 16,000 EMPLOYEES AROUND THE WORLD ARE SHAREHOLDERS.

IN 2003, AND AGAIN IN 2004, THE BOARD, AT THE RECOMMENDATION OF MANAGEMENT, OFFERED PARCELS OF SHARES TO EMPLOYEES AS A BONUS, IN RECOGNITION OF THEIR ONGOING CONTRIBUTION TO THE COMPANY'S SUCCESS.

AS A RESULT, OVER 98% OF OUR EMPLOYEES ARE NOW SHAREHOLDERS.

EMPLOYEES WHO ACCEPTED THE BOARD'S OFFER IN BOTH YEARS NOW HOLD 350 SHARES EACH - A PARCEL THAT IS WORTH AROUND $3,000.

THE TOTAL VALUE OF THE SHARES ISSUED UNDER THESE TWO BONUSES IS TODAY MORE THAN $30 MILLION.

OUR OBJECTIVE WAS TO FURTHER REWARD OUR EMPLOYEES FOR THEIR CONTRIBUTION TO THE COMPANY'S PERFORMANCE AND TO ALIGN THEIR INTERESTS WITH THOSE OF ALL OTHER SHAREHOLDERS.

THIS ALSO MEANS THAT OUR EMPLOYEES ARE SHARING IN THE BENEFITS OF BEING BLUESCOPE STEEL SHAREHOLDERS.

WE HAVE AN EXCELLENT REPUTATION FOR MANAGING CAPITAL IN THE INTERESTS OF SHAREHOLDERS AND WE INTEND TO MAINTAIN THAT FOCUS.

SEGMENT PERFORMANCE

A PARTICULARLY PLEASING FEATURE OF THE YEAR'S PERFORMANCE WAS THAT EVERY PART OF THE BUSINESS CONTRIBUTED TO OUR RESULTS.

EACH OF OUR ESTABLISHED BUSINESS SEGMENTS DELIVERED STRONGER, AND RECORD, FINANCIAL OUTCOMES.

THE HOT ROLLED PRODUCTS SEGMENT, WHICH COMPRISES PORT KEMBLA STEELWORKS, OUR 50% SHARE IN NORTH STAR BLUESCOPE STEEL IN THE UNITED STATES AND OUR 47.5% INTEREST IN CASTRIP LLC, PRODUCED AN ABSOLUTELY

OUTSTANDING RESULT.

THIS SEGMENT DELIVERED EBIT OF $565M, AN INCREASE OF 20%.

IT TOOK ADVANTAGE OF HIGHER EXPORT SLAB AND HOT ROLLED COIL PRICES IN INTERNATIONAL MARKETS AND THE RELATED FLOW-ON TO DOMESTIC HOT ROLLED COIL AND PLATE PRICES, AND ACHIEVED A NUMBER OF NEW PRODUCTION RECORDS.

THE RETURN ON NET ASSETS OF OUR HOT ROLLED PRODUCTS BUSINESS WAS JUST OVER 30% (PRE-TAX).

NEW ZEALAND STEEL ACHIEVED RECORD EBIT OF $59M, AND A RETURN ON NET ASSETS OF 14%.

THE NEW ZEALAND MARKET HAS REMAINED STRONG, AND THE BUSINESS SURPASSED NEARLY EVERY SAFETY AND OPERATIONAL RECORD.

THIS IS A PERFORMANCE OF WHICH WE ARE VERY PROUD.

WE ALSO ACHIEVED RECORD EBIT IN OUR ASIAN BUSINESS SEGMENT.

FOR THE FIRST TIME, IT ATTAINED THE BENCHMARK OF $100M EBIT, RECORDING A FIFTH CONSECUTIVE YEAR OF INCREASED PROFITABILITY.

ASIA ACHIEVED A RETURN ON NET ASSETS OF 21%.

THE ASIAN ECONOMIC CRISIS OF THE LATE 1990S NOW SEEMS A DISTANT MEMORY, THOUGH IT DRIVES US TO STAY CONSTANTLY FOCUSED ON MANAGING THE BUSINESS WELL AND CONCENTRATING ON COSTS.

OUR DOWNSTREAM AUSTRALIAN COATED AND BUILDING PRODUCTS SEGMENT ACHIEVED EBIT OF $197M AND A RETURN ON NET ASSETS OF 16%.

THE BUSINESS FACES PARTICULAR CHALLENGES IN THE CURRENT YEAR TO ABSORB AND RECOVER INCREASING BUSINESS COSTS, ESPECIALLY FOR ITS RAW MATERIALS.

IT HAS ALSO BEEN BESET BY SIGNIFICANT INDUSTRIAL RELATIONS DISPUTATION OVER THE PAST FOUR MONTHS, WHICH HAS MADE THE TASK OF LOOKING AFTER CUSTOMERS EXTREMELY DIFFICULT.

BUSINESS CONDITIONS REMAINED DIFFICULT FOR THE PACKAGING OPERATION DURING THE YEAR.

SIGNIFICANT EFFORTS CONTINUE TO BE MADE TO IMPROVE THROUGHPUT, QUALITY AND EFFICIENCY AT OUR PACKAGING PRODUCTS OPERATION AT PORT KEMBLA.

OUR FIFTH AND NEWEST BUSINESS SEGMENT, COATED AND BUILDING PRODUCTS NORTH AMERICA, WAS CREATED FOLLOWING THE ACQUISITION OF BUTLER MANUFACTURING.

FOR THE TWO MONTHS IT WAS PART OF OUR BUSINESS, THE SEGMENT REPORTED AN EBIT LOSS, OF $9M, IN LINE WITH EXPECTATIONS.

THIS INCLUDED COSTS ASSOCIATED WITH THE INTEGRATION OF BUTLER'S NORTH AMERICAN BUSINESSES INTO BLUESCOPE STEEL.

STRATEGY AND GROWTH

BLUESCOPE STEEL HAS A VERY CLEAR BUSINESS STRATEGY.

WE ARE AIMING TO GROW OUR POSITION AS AN INTERNATIONAL STEEL SOLUTIONS COMPANY.

THIS STRATEGY IS SEEING US FOCUS ON THE DEVELOPMENT OF OUR DOWNSTREAM, VALUE-ADDED BUSINESSES WHERE MUCH OF OUR NEW INVESTMENT HAS BEEN FOCUSED, PARTICULARLY IN THE BUILDING AND CONSTRUCTION SECTOR.

THIS FOCUS ON GROWTH IS APPROPRIATE FOR BLUESCOPE STEEL, BECAUSE OUR EXTENSIVE BUSINESS FOOTPRINT AND WIDE CUSTOMER BASE CREATE TRULY EXCITING GROWTH POSSIBILITIES.

ALREADY, WE OPERATE 75 MANUFACTURING PLANTS IN 16 COUNTRIES ACROSS THREE CONTINENTS.

WE ARE FORTUNATE TO BE IN THE POSITION OF HAVING AN EXCELLENT BUSINESS BASE IN ASIA, THE HIGHEST GROWTH REGION OF THE WORLD.

MANY OF OUR GROWTH INITIATIVES ARE TARGETING OPPORTUNITIES IN ASIA.

BLUESCOPE STEEL HAS ENTERED AN EXCITING NEW GROWTH PHASE.

OUR ABILITY TO DEPLOY OUR OWN CASHFLOWS INTO ENSURING THE GROWTH OF OUR BUSINESS IS ONE OF THE GREAT BENEFITS OF OUR SEPARATION FROM BHP BILLITON.

OVER THE COURSE OF THE PAST YEAR, THE BOARD HAS MADE COMMITMENTS TO NEW CAPITAL PROJECTS (INCLUDING THE ACQUISITION OF BUTLER MANUFACTURING) WITH PLANNED INVESTMENTS OF OVER A $1 BILLION.

A MAJOR LANDMARK IN OUR YEAR WAS THE ACQUISITION, IN APRIL, OF BUTLER MANUFACTURING COMPANY, WHICH WAS PREVIOUSLY LISTED ON THE NEW YORK STOCK EXCHANGE.

THE PURCHASE PRICE WAS A$277 MILLION (NET OF CASH ACQUIRED).

ON A FULL YEAR BASIS, THE BUTLER ACQUISITION IS EXPECTED TO INCREASE OUR REVENUE BY OVER A$1 BILLION.

WE ARE DELIGHTED AT HOW WELL THE INTEGRATION OF THE BUTLER BUILDINGS BUSINESS, AND THE RELATED VISTAWALL GLASS AND ALUMINIUM BUILDING PRODUCTS BUSINESS, INTO BLUESCOPE STEEL HAS BEEN PROCEEDING.

DURING THE COURSE OF THE YEAR, WE ANNOUNCED A SERIES OF MAJOR NEW GROWTH INITIATIVES, INCLUDING:

- A $160M METALLIC COATING AND PAINTING FACILITY IN VIETNAM.
- A $280M METALLIC COATING AND PAINTING FACILITY IN CHINA.

- A SECOND METALLIC COATING LINE AT OUR RAYONG SITE IN THAILAND, WHICH WILL MORE THAN DOUBLE OUR METALLIC COATING CAPACITY IN THAILAND AT A COST OF $80M.

PROPOSED EXPANSION OF OUR PORT KEMBLA STEELWORKS HOT STRIP MILL BY SPENDING $100M ON A SECOND WALKING BEAM FURNACE, WHICH WILL ALLOW US TO CONVERT A GREATER PROPORTION OF SLAB TO HIGHER VALUE HOT ROLLED COIL.

IN SUMMARY, WE ARE GROWING OUR BUSINESS IN A VERY FOCUSED WAY, CONSISTENT WITH OUR STRATEGY.

YOUR COMPANY IS BEING RE-SHAPED - SOMETHING YOUR MANAGING DIRECTOR AND CEO, KIRBY ADAMS, WILL SPEAK ABOUT IN MORE DETAIL SHORTLY.

CORPORATE GOVERNANCE

LADIES AND GENTLEMEN, YOUR BOARD REGARDS IT AS VERY IMPORTANT THAT YOUR COMPANY OPERATES UNDER THE HIGHEST STANDARDS OF CORPORATE GOVERNANCE.

LAST YEAR I SAID THAT YOUR BOARD IS COMMITTED TO IMPLEMENTING CORPORATE GOVERNANCE POLICIES IN LINE WITH BEST PRACTICE.

THIS COMMITMENT CONTINUES, AND THE COMPANY HAS TAKEN STEPS DURING THE YEAR TO ENSURE IT CONTINUES TO COMPLY WITH ASX CORPORATE GOVERNANCE COUNCIL RECOMMENDATIONS.

THIS YEAR'S ANNUAL REPORT CONTAINS A DETAILED, EIGHT-PAGE CORPORATE GOVERNANCE REPORT, WHICH I WOULD ENCOURAGE SHAREHOLDERS TO READ.

DETAILED INFORMATION IS ALSO AVAILABLE ON THE COMPANY'S WEBSITE AT: WWW.BLUESCOPESTEEL.COM

DURING THE YEAR WE HAVE ALSO TAKEN STEPS TO FURTHER STRENGTHEN YOUR COMPANY'S CORPORATE GOVERNANCE ARRANGEMENTS IN LINE WITH LEGISLATIVE CHANGES.

WE REVIEWED THE CLERP 9 CHANGES AND PUT STEPS IN PLACE TO ENSURE COMPLIANCE IN ACCORDANCE WITH THE GOVERNMENT'S REGULATORY TIMETABLE.

DURING 2003/04, YOUR BOARD HAD ANOTHER BUSY YEAR, MEETING TWELVE TIMES (ONE MORE THAN THE PREVIOUS YEAR).

THE BOARD'S PROGRAM INCLUDED SUCH MATTERS AS REVIEWING THE FINANCIAL PERFORMANCE OF THE GROUP, KEY BUSINESS INITIATIVES, IMPLEMENTATION OF STRATEGY - INCLUDING THE BUTLER ACQUISITION - AND THE GROUP'S BUDGET AND BUSINESS PLANS.

THE BOARD APPROVED A RISK MANAGEMENT FRAMEWORK, WHICH IS BEING PROGRESSIVELY ROLLED OUT TO ALL BUSINESSES IN THE GROUP.

MR PAUL RIZZO, CHAIRMAN OF THE AUDIT AND RISK COMMITTEE, WILL OUTLINE THIS IN MORE DETAIL IN HIS REMARKS LATER.

A SEPARATE MEETING WAS HELD SPECIFICALLY TO CONSIDER THE COMPANY'S STRATEGY.

IN ORDER TO ENSURE A CONTINUED UNDERSTANDING AND AWARENESS OF LOCAL BUSINESS CONDITIONS, AND MEET LOCAL MANAGEMENT AND EMPLOYEES, THE BOARD MET AT VARIOUS COMPANY SITES IN AUSTRALASIA AND ASIA DURING THE YEAR.

MEETINGS WERE HELD IN MELBOURNE, SYDNEY, VARIOUS OPERATIONS IN ASIA, NEW ZEALAND AND PORT KEMBLA.

THE BOARD HAS A PROGRAMME TO CONTINUE TO MEET AT SITES IN AUSTRALASIA, ASIA AND THE UNITED STATES DURING THE REMAINDER OF 2004 AND IN 2005.

SINCE ITS APPOINTMENT, THE BOARD HAS REVIEWED ITS EFFECTIVENESS AND THE PERFORMANCE OF INDIVIDUAL DIRECTORS.

DURING THE YEAR, THE BOARD COMPLETED ITS FIRST EXTERNAL REVIEW, UTILISING AN EXPERT CONSULTANT.

INTERVIEWS WERE CONDUCTED WITH EACH BOARD MEMBER AND

WITH SENIOR MANAGEMENT.

ADDITIONAL INFORMATION WAS GATHERED BY COMPLETION OF A DETAILED CONFIDENTIAL QUESTIONNAIRE.

THE REVIEW CONCLUDED THAT THE BOARD IS FUNCTIONING WELL, WITH AN APPROPRIATE MIX OF SKILLS AND EXPERIENCE, EFFECTIVE RELATIONSHIPS AMONGST BOARD MEMBERS, AND BETWEEN THE BOARD AND MANAGEMENT.

THE OVERALL RATING FROM THE INDEPENDENT REVIEW WAS VERY POSITIVE.

THE NOMINATION COMMITTEE ALSO REVIEWED THE PERFORMANCE OF INDIVIDUAL DIRECTORS SEEKING RE-ELECTION AND SUPPORTS THE RE-ELECTION TODAY OF MS DIANE GRADY AND MR RON MCCNEILLY.

EACH OF THE BOARD'S COMMITTEES OPERATES UNDER TERMS OF REFERENCE (OR 'CHARTERS') WHICH ARE DESCRIBED IN THE ANNUAL REPORT.

BOARD COMMITTEES MET A TOTAL OF 20 TIMES DURING THE YEAR AND THE ATTENDANCE AT THOSE MEETINGS BY MEMBERS IS SET OUT IN THE DIRECTORS REPORT.

MS DIANE GRADY, THE CHAIRMAN OF THE REMUNERATION AND ORGANISATION COMMITTEE AND MR PAUL RIZZO, CHAIRMAN OF THE AUDIT & RISK COMMITTEE, WILL PROVIDE AN OVERVIEW OF THESE COMMITTEES' WORK LATER IN THE MEETING.

CURRENT TRADING AND OUTLOOK

I WOULD NOW LIKE TO MAKE SOME BRIEF COMMENTS ABOUT CURRENT TRADING CONDITIONS AND THE OUTLOOK FOR THE 2004/05 FINANCIAL YEAR.

THE PERFORMANCE OF YOUR COMPANY FOR THE THREE MONTHS TO THE END OF SEPTEMBER HAS BEEN VERY STRONG, CONTINUING THE FAVOURABLE TRADING CONDITIONS WE EXPERIENCED IN THE LAST HALF OF THE 2004 FINANCIAL YEAR.

THE INTEGRATION OF THE BUTLER BUILDINGS AND VISTAWALL

BUSINESSES INTO THE GROUP IS PROCEEDING ACCORDING TO PLAN.

MARKET CONDITIONS AND DESPATCHES FOR BOTH THESE BUSINESSES HAVE IMPROVED COMPARED TO THE SAME PERIOD IN 2003, AND WE LOOK FORWARD TO AN IMPROVED PERFORMANCE FROM OUR COATED AND BUILDING PRODUCTS NORTH AMERICA SEGMENT.

OUR UPSTREAM STEEL MANUFACTURING BUSINESSES - PORT KEMBLA STEELWORKS, NEW ZEALAND STEEL AND NORTH STAR BLUESCOPE STEEL - CONTINUE TO PERFORM STRONGLY, SUPPORTED BY HIGHER PRICES FOR THE SLAB AND HOT ROLLED COIL THEY PRODUCE.

ON THE OTHER HAND, OUR DOWNSTREAM AUSTRALIAN COATED AND BUILDING PRODUCTS BUSINESS IS HAVING TO WORK HARD TO MAINTAIN PROFITABILITY, IN THE FACE OF MUCH HIGHER FEEDSTOCK COSTS.

SO, IN SUMMARY, AS WE SAID IN AUGUST THIS YEAR, WE ARE EXPECTING ANOTHER VERY GOOD YEAR FOR BLUESCOPE STEEL. WE ARE OFF TO A STRONG START.

WITH A FULL ORDER BOOK IN THE CURRENT QUARTER, WE NOW EXPECT A FIRST HALF RESULT SIGNIFICANTLY HIGHER THAN THE JUNE 2004 HALF YEAR. THIS IS LIKELY TO RESULT IN A THIRD RECORD YEAR FOR BLUESCOPE STEEL IN 2005, IF CURRENT MARKET TRENDS CONTINUE AND WE DO NOT SUFFER FROM ANY UNEXPECTED OPERATIONAL DIFFICULTIES.

FINALLY, I WOULD LIKE TO THANK MY BOARD COLLEAGUES FOR THEIR EXCELLENT SERVICE DURING THE YEAR, AND FOR THEIR CONTRIBUTION TO YOUR COMPANY'S STRONG FINANCIAL PERFORMANCE.

IN DOING SO, I WOULD PARTICULARLY LIKE TO THANK MR JOHN CRABB, WHO RESIGNED AS A DIRECTOR IN JULY THIS YEAR.

JOHN'S KNOWLEDGE OF WORLD SCRAP MARKETS, GAINED DURING HIS MANY YEARS WITH SIMSMETAL, CONTRIBUTED TO OUR FIRST TWO YEAR'S SUCCESS.

WE WISH JOHN WELL IN HIS NEW ENDEAVOURS.

I ALSO THANK CEO KIRBY ADAMS FOR HIS LEADERSHIP, AND THE MANAGEMENT TEAM AND EMPLOYEES FOR THEIR CONTRIBUTION TO A GREAT YEAR.

I NOW INVITE MR ADAMS TO SPEAK TO YOU ABOUT THE TRANSFORMATION THAT IS TAKING PLACE IN YOUR COMPANY - A TRANSFORMATION THAT HAS UNDERPINNED THE STRONG PERFORMANCE WE HAVE SEEN SINCE OUR PUBLIC LISTING.

MR ADAMS HAS JUST RETURNED FROM THE ANNUAL MEETING OF THE INTERNATIONAL IRON AND STEEL INSTITUTE, WHICH HE HAS CHAIRED FOR THE PAST YEAR.

KIRBY, WE LOOK FORWARD TO YOUR INSIGHTS.

END

BLUESCOPE STEEL LIMITED
ANNUAL GENERAL MEETING

19 OCTOBER 2004
WESTIN HOTEL, SYDNEY

MANAGING DIRECTOR & CEO – KIRBY ADAMS

GOOD AFTERNOON LADIES AND GENTLEMEN. I AM DELIGHTED TO HAVE THIS OPPORTUNITY TO TALK DIRECTLY WITH OUR INVESTORS.

THE CHAIRMAN HAS PROVIDED A CONCISE ACCOUNT OF YOUR COMPANY'S PROGRESS - OUR FINANCIAL PERFORMANCE, AND ASPECTS OF OUR GROWTH STRATEGY.

IN THE PAST TWO YEARS WE EXCEEDED EXPECTATIONS. WE DID WHAT WE SAID WE WOULD DO, AND MORE.

THE TWO YEARS SINCE OUR LISTING HAVE BEEN CHALLENGING AND INVIGORATING.

BLUESCOPE STEEL NOW IS A COMPANY IN A DYNAMIC PHASE.

WE ARE GROWING IN GEOGRAPHICAL PRESENCE, CAPABILITY, AND INNOVATION.

OUR SENSE OF IDENTITY, AND SELF-BELIEF, ARE RENEWED.

THIS BOARD AND MANAGEMENT TEAM ARE RUNNING THE COMPANY MORE PROFITABLY, MORE PROFESSIONALLY AND MORE SAFELY THAN EVER BEFORE IN ITS 89 YEAR HISTORY.

SO TODAY, I WOULD LIKE TO TALK ABOUT THE ASPECTS OF GROWTH AND CHANGE IN YOUR COMPANY.

AND PROVIDE YOU WITH NEW PERSPECTIVE ON THE TRANSFORMATION OF BLUESCOPE STEEL.

THIS IS NOT SIMPLY A COMPANY IN A GROWTH PHASE.

WE ARE A BUSINESS WHICH IS ACTIVELY BECOMING SHARPER AND MORE AGILE.

NEARLY FIVE YEARS AGO, THE CURRENT MANAGEMENT TEAM STARTED WORK ON THIS TRANSFORMATION.

OUR SUCCESSFUL PUBLIC LISTING AND CHANGE OF NAME TO BLUESCOPE STEEL SYMBOLISE THESE ACHIEVEMENTS.

THERE HAS BEEN A DRAMATIC RECOVERY IN INTERNATIONAL STEEL PRICING, AND BLUESCOPE STEEL HAS DONE MUCH MORE THAN SIMPLY 'RIDE THE WAVE."

OUR PROGRESS IN TRANSFORMING YOUR COMPANY HAS BEEN VIEWED VERY POSITIVELY BY INDUSTRY ANALYSTS AND OUR CUSTOMERS, AND THIS IS REFLECTED IN THE SHARE PRICE AND MARKET SHARES WE CURRENTLY ENJOY.

SO, IN THE LONG TERM, WHAT ARE WE AIMING TO ACHIEVE WITH THIS TRANSFORMATION?

WE ARE BUILDING A PERFORMANCE-ORIENTED COMPANY THAT DELIVERS ONGOING SHAREHOLDER VALUE AND EMPLOYEE OPPORTUNITY.

ONE THAT HAS A FOCUS ON DOWNSTREAM, IN-MARKET, BRANDED PRODUCTS AND AN UNRIVALLED PRESENCE IN ONE OF THE WORLD'S MOST VIBRANT ECONOMIC REGIONS – ASIA.

IN SHORT, WE ARE WORKING TO TRANSFORM A ONCE-DISCARDED AUSTRALIAN STEEL DIVISION INTO A CHAMPION.

SIMPLY, WE INTEND BUILDING ONE OF AUSTRALIA'S FINEST COMPANIES. A UNIQUE, STEEL SOLUTIONS BUSINESS. A COMPANY YOU CAN BE PROUD TO OWN.

SO, FIRST, I WOULD LIKE TO TALK ABOUT *WHY* WE ARE CHANGING.

THEN I WILL GIVE AN OVERVIEW OF *HOW* WE ARE CHANGING.

PART ONE – WHY WE ARE CHANGING

WE ARE A BECOMING A BUSINESS THAT CAN STAND TOE-TO-TOE WITH THE BEST STEEL COMPANIES IN THE WORLD.

WE ARE A STRONGER GLOBAL COMPETITOR.

THE INDUSTRY ANALYSTS WORLD STEEL DYNAMICS RECENTLY PLACED BLUESCOPE STEEL FIFTH AMONGST ITS LIST OF TOP 20 WORLD-CLASS STEELMAKERS.

THIS SLIDE SHOWS YOUR COMPANY'S RETURN ON NET ASSETS COMPARED TO SOME OF THE WORLD'S LEADING STEELMAKERS. FOUR YEARS AGO WE WERE BELOW THE GREEN CURVE.

OUR TRANSFORMATION IS ABOUT ENSURING THIS SUCCESS WILL CONTINUE.

HERE ARE TWO FACTORS THAT ARE DRIVING OUR TRANSFORMATION.

THESE ARE:

1. **THE CHANGING EXPECTATIONS OF OUR CUSTOMERS**

2. **THE INCREASING INTENSITY OF INTERNATIONAL COMPETITION**

BLUESCOPE STEEL IS CHANGING BECAUSE OUR CUSTOMERS' EXPECTATIONS HAVE CHANGED.

THIS HAS DRIVEN FUNDAMENTAL SHIFTS IN THE WAY WE OPERATE.

HERE ARE A FEW GOOD EXAMPLES, TAKEN FROM OUR QUEENSLAND SERVICE CENTRE. THE FIRST ONE IS LEAD TIMES.

THIS CHART SHOWS HOW, BETWEEN 1997 AND 2002, THERE WAS A SHARP DECREASE IN LEAD TIMES.

IN 1997, 60 PER CENT OF OUR ORDERS HAD OVER 70 DAYS NOTICE. BY 2004, 60 PER CENT OF ORDERS WERE ON LESS THAN SEVEN DAYS NOTICE. - A DECREASE BY A FACTOR OF TEN.

HERE IS ANOTHER INDICATOR – ORDER SIZE.

THIS CHART SHOWS THAT THE AVERAGE CUSTOMER ORDER SIZE HAS DECREASED FROM 13 TONNES TO 3 TONNES. THE AVERAGE ORDER SIZE IS NOW, EFFECTIVELY, ONE COIL.

HOW ARE WE MEETING SUCH A SHIFT IN CUSTOMER DEMAND?

WELL, WHEN LEAD TIMES ARE SO SHORT, DELIVERY PERFORMANCE BECOMES CRUCIAL.

OUR QUEENSLAND BUSINESS NOW OPERATES WITH AN ON-TIME DELIVERY PERFORMANCE OF 96 PER CENT, AND WE ARE AIMING FOR 98 PER CENT.

AND SMALL ORDER SIZE MEANS WE MUST MANAGE OUR INVENTORY MORE WISELY.

YOU CAN SEE FROM THIS CHART [BOTTOM RIGHT] THAT BETWEEN 1997 AND 2004, WE HALVED THE NUMBER OF DAYS OF INVENTORY WE CARRY.

A COUPLE OF POINTS.

FIRSLTY, AS YOU MAY HAVE GATHERED, THE OLD, SLOW WAY OF OPERATING – LONG, LEAD TIMES, POOR DELIVERY PERFORMANCE, HIGH INVENTORY LEVELS, WOULD VIRTUALLY GUARANTEE DEFEAT IN THE PRESENT BUSINESS CLIMATE.

BLUESCOPE STEEL HAS BECOME FASTER, MORE FLEXIBLE, AS AN ORGANISATION BECAUSE OUR CUSTOMERS NEED US TO WORK THIS WAY.

IF WE CANNOT, THEY WILL NOT DO BUSINESS WITH US.

TO GROW OUR MARKET SHARE, TO CREATE VALUE FOR SHAREHOLDERS AND TO PROTECT JOBS WE SIMPLY MUST GIVE OUR CUSTOMERS EVERY REASON TO SHOP WITH US.

SECONDLY, OUR CUSTOMERS EXERT THIS PERFORMANCE PRESSURE BECAUSE THEY ARE EXPERIENCING IT THEMSELVES.

IN BUILDING, CONSTRUCTION, AUTOMOTIVE AND MANUFACTURING SECTORS, COMPANIES LIKE TOYOTA, HILLS, RHEEM, ELECTROLUX ARE ALL DRIVEN TO BECOME MORE AGILE. THEY TOO MUST COMPETE WITH FAST MOVING, VERY COMPETITIVE MANUFACTURERS IN ASIA. IF THEY CAN'T, AUSTRALIAN MANUFACTURING IS DOOMED.

SO WE HAVE BEEN SHARPENING OUR REFLEXES.

AND ACCORDING TO RECENT CUSTOMER SATISFACTION SURVEYS, WE HAVE BEEN MEETING CUSTOMER EXPECTATIONS AND ARE WORKING TO CONTINUALLY IMPROVE.

THE SECOND FACTOR THAT IS DRIVING OUR TRANSFORMATION IS THE INTENSITY OF INTERNATIONAL COMPETITION.

AS A SUCCESSFUL PLAYER IN THE INTERNATIONAL STEEL BUSINESS, WE ARE CONSTANTLY MADE AWARE OF THIS PRESSURE.

THE GLOBAL STEEL INDUSTRY WILL CONTINUE TO CONSOLIDATE IN THIS CHANGING INDUSTRY ENVIRONMENT, SO WE MUST USE OUR RELATIVE SIZE TO MOVE <u>MORE ASTUTELY</u>.

WITH STEEL PRICES STRONG, IT IS EASY TO FORGET HOW ONLY 3 YEARS AGO INTERNATIONAL STEEL PRICES REACHED THEIR LOWEST LEVELS IN 20 YEARS – A RESULT OF INHERENT STRUCTURAL PROBLEMS IN THE INTERNATIONAL STEEL INDUSTRY.

THREE YEARS AGO WE WERE BARELY BREAK-EVEN [AND CRIPPLED WITH INDUSTRIAL ACTION AT PORT KEMBLA STEELWORKS.

THOSE PRESSURES HELPED TRIGGER THE CHANGES AT BLUESCOPE STEEL.

WE WILL NOT EASILY FORGET THAT TIME, AND THE THREAT IT REPRESENTED TO OUR BUSINESS AND OUR EMPLOYEES' LIVELIHOODS.

EVEN AS WE ENJOY THE CURRENT GOOD TIMES, THOSE THREATS REMAIN.

OUR PRESENT FINANCIAL PERFORMANCE IS NOT A LICENCE TO RELAX, BUT AN OPPORTUNITY TO <u>FURTHER IMPROVE IN EVERYTHING WE DO</u>. TO MAKE MORE TOUGH DECISIONS AND FINANCE THEM.

IN PARTICULAR WE MUST AND WILL REMAIN AT THE LOW END OF THE INTERNATIONAL COST CURVE IN OUR MANUFACTURING OPERATIONS.

WE WILL STAY FOCUSED ON FIXING INEFFICIENT WORK ARRANGEMENTS WHERE THEY STILL EXIST, AT ALL LEVELS OF OUR BUSINESS.

AND WE WILL IMPROVE COST STRUCTURES, AND MAKE THE RIGHT INVESTMENTS TO BUILD THE BUSINESS [WHETHER HERE IN AUSTRALIA OR OVERSEAS].

HAVING SPENT THE LAST YEAR AS CHAIRMAN OF INTERNATIONAL IRON AND STEEL INSTITUTE, I HAVE TAKEN A CLOSE LOOK AT THE WORLD'S BEST STEEL COMPANIES.

THEY ARE LEAN, SMART AND FOCUSED, BUT WE CAN BE EVERY INCH THEIR EQUAL.

OUR AIM IS TO EXCEED THAT INTERNATIONAL COMPETITION, DEFEND OUR EXISTING MARKETS AND EXPAND AND GROW INTO NEW MARKETS.

IN AN AUSTRALIAN CONTEXT 'COMPETING WITH THE WORLD'S BEST' MEANS COMPETING AND WINNING AGAINST IMPORT COMPETITION.

OTHERWISE, 8,000 BLUESCOPE STEEL JOBS WOULD BE AT RISK AND 30,000 IN THE AUSTRALIAN STEEL INDUSTRY AS A WHOLE.

AT AN INTERNATIONAL LEVEL, IT MEANS STEPPING INTO THE RING IN OTHER MARKETPLACES, IN OTHER COUNTRIES. WE ARE ALREADY DOING THIS VERY EFFECTIVELY.

SO, WE HAVE LOOKED AT SOME '*WHYS*' - TWO KEY FACTORS THAT HAVE DRIVEN BLUESCOPE STEEL'S TRANSFORMATION.

- THE CHANGING EXPECTATIONS OF OUR CUSTOMERS, AND

- THE INCREASING INTENSITY OF INTERNATIONAL COMPETITION

THERE ARE OTHERS, OF COURSE.

NOW, I WOULD LIKE TO TALK TO YOU ABOUT *HOW* WE ARE BUILDING A STEEL SOLUTIONS BUSINESS THAT CAN TAKE ON THE WORLD'S BEST - AND WIN.

PART TWO – HOW WE ARE CHANGING

WE BELIEVE WE HAVE IN PLACE THE RIGHT STRATEGY.

AND WE ARE DEVELOPING A GREAT TEAM OF PEOPLE, AND A COMPANY CULTURE THAT REWARDS EXCELLENCE.

AND WE ARE SEEING THE BENEFITS - IN INNOVATION, GROWTH AND FINANCIAL SUCCESS.

SO FIRST, LET ME GIVE YOU AN OVERVIEW OF OUR STRATEGY.

PAUSE

THINK OF THE IMAGES THAT HAVE BEEN TYPICALLY ASSOCIATED WITH THE STEEL INDUSTRY.

THEY ARE LIKELY TO INCLUDE BROODING INDUSTRIAL LANDSCAPES, SMOKE STACKS - THE TRADITIONAL IMAGERY OF HEAVY MANUFACTURING,

UNFORTUNATELY FOR SHAREHOLDERS, THESE IMAGES HAVE OVER RECENT DECADES BEEN ASSOCIATED WITH AN EQUALLY GLOOMY INVESTMENT SECTOR VIEW OF THE STEEL INDUSTRY.

OUR INDUSTRY WAS SEEN AS VOLATILE, POOR IN TERMS OF SHAREHOLDER RETURNS, AND INHIBITED BY OVER-CAPACITY.

THESE AND OTHER FACTORS HAD CONFINED STEEL TO THE DIM RECESSES OF THE INVESTMENT SECTOR.

AND THEY HAVE PROVIDED US WITH A COMPELLING REASON TO CHANGE OUR BUSINESS.

NOW, IN MY FOUR AND A HALF YEARS AS CEO OF BLUESCOPE STEEL I'VE SEEN OUR DEFINING IMAGES BECOME MORE LIKE THIS.

IMAGES OF THE INSPIRED USE OF STEEL IN ARCHITECTURE.

IMAGES THAT SPEAK OF INNOVATIVE SOLUTIONS, OF MEETING CUSTOMERS' NEEDS.

IMAGES OF BRANDS, DESIGN AND COLOUR AS WELL AS FUNCTION.

THESE DEFINING IMAGES WERE IMPORTANT CONSIDERATIONS IN CHOOSING OUR NEW COMPANY NAME (BLUESCOPE STEEL).

IN A NUTSHELL, BLUESCOPE STEEL IS BECOMING RECOGNISED AS:

- PRODUCT AND MARKET DRIVEN,
- SOLUTIONS-ORIENTED,
- MULTINATIONAL
- AND TECHNICALLY ORIENTED

THIS IS IN ACCORDANCE WITH OUR STRATEGY, WHICH IS ABOUT DEVELOPING DOWNSTREAM CAPABILITY, ESPECIALLY IN CONSTRUCTION AND BUILDING APPLICATIONS.

IN EXPLAINING OUR STRATEGY, WHICH IS WELL UNDER WAY, THIS DIAGRAM HAS BEEN HELPFUL.

IT MAY BE FAMILIAR TO SOME OF YOU - I USED IT AT LAST YEAR'S ANNUAL GENERAL MEETING IN MELBOURNE.

THE TRIANGLE ON THE LEFT REFLECTS THE HISTORICAL PRODUCT PYRAMID FOR OUR COMPANY.

AT THE BASE IS STEEL SLAB, WHICH IS OUR COMPANY'S FIRST SALEABLE STEEL PRODUCT.

WE PRODUCED A RECORD 6.6 MILLION TONNES OF STEEL AT PORT KEMBLA STEELWORKS, NORTH STAR BLUESCOPE STEEL AND NEW ZEALAND STEEL LAST YEAR.

AT EVERY SUBSEQUENT STAGE OF PRODUCTION, A PROPORTION OF PRODUCT WE PRODUCE IS SOLD TO THIRD PARTIES.

THE APEX OF THE TRIANGLE REPRESENTS THE ADVANCED STEEL SOLUTIONS WE PROVIDE TO CUSTOMERS - FOR EXAMPLE, PRE-ENGINEERED STEEL BUILDINGS.

THE PRODUCTS AT THE TOP OF THE PYRAMID SELL FOR THOUSANDS OF DOLLARS PER TONNE, WHILST THOSE AT THE BOTTOM SELL FOR HUNDREDS OF DOLLARS PER TONNE.

OUR OBJECTIVE, AS WE EXPLAINED A YEAR AGO, IS TO TRANSFORM THE SHAPE OF THE PRODUCT PYRAMID FOR OUR BUSINESS TO MORE CLOSELY RESEMBLE THE TRAPEZOID NOW ON THE SCREEN - BY GROWING THE PROPORTION OF HIGHER VALUE ADDED PRODUCT WE SELL.

SO WHY ARE WE PURSUING THIS STRATEGY?

WELL, AS WE MOVE UP THE PYRAMID, THERE IS TYPICALLY MORE VALUE ADDED. THIS MEANS HIGHER CUMULATIVE MARGINS, AND IMPORTANTLY FOR OUR INDUSTRY, LESS VOLATILE SELLING PRICES, THAN PRODUCTS AT THE BASE OF THE TRIANGLE.

AND WITH OUR EXPANSION INTO PRE ENGINEERED BUILDINGS, OUR CHAIN OF VALUE ADDING HAS BECOME EVEN LONGER, SUCH THAT WE NOW SELL A COMPLETE STEEL BUILDING.

SO, IN FUTURE, A BLUESCOPE BUTLER BUILDING LIKE THIS WILL BE MADE FROM BLUESCOPE STEEL BUILDING COMPONENTS.

THESE COMPONENTS ARE FORMED FROM OUR ZINCALUME® COATED AND COLORBOND® PAINTED STEELS, WHICH MAY BE DERIVED FROM HOT ROLLED COIL MADE AT OUR STEEL WORKS IN AUSTRALIA, NEW ZEALAND AND THE USA.

AS WE PRODUCE AND SELL MORE VALUE-ADDED PRODUCTS, WE WILL GROW THE REVENUE OF OUR COMPANY, CAPTURE MORE MARGIN AND REDUCE VOLATILITY.

AND LESS VOLATILITY MEANS GREATER POTENTIAL – FOR EMPLOYEES, SUPPLIERS, COMMUNITIES AND INVESTORS.

NOW, I WOULD LIKE TO TALK ABOUT CHANGES TO OUR PEOPLE AND CULTURE.

BLUESCOPE STEEL COMPRISES OVER 16,000 PEOPLE OF HIGH QUALITY AND CALIBRE. WE HAVE A TRULY WORLD CLASS TEAM IN PLACE.

AND I HAVE MADE IT MY PERSONAL MISSION TO ENSURE THEIR SAFETY.

YET DESPITE OUR BEST EFFORTS, WE HAD A FATALITY IN JUNE.

A CONTRACTOR AT OUR BRISBANE LOGISTICS TERMINAL WAS KILLED IN A FORKLIFT ACCIDENT.

AS A RESULT OF THIS TRAGIC ACCIDENT, WE IMPLEMENTED A "STOP FOR SAFETY" – A FOUR HOUR STOP AT EVERY OPERATION WORLDWIDE - 32 MAN YEARS OF EFFORT IN ONE WEEK.

WE ARE WORKING HARD TO ENSURE THIS FATALITY IS OUR LAST.

IT WAS NOT A GREAT WAY TO END A GREAT YEAR. BUT, NEVERTHELESS, A HUMBLING REMINDER THAT PEOPLE MATTER MORE THAN PROFIT.

AND VALUES ARE THE MOST ENDURING MARKS OF A COMPANY'S WORTH.

ZERO HARM IS NOT SIMPLY A GOAL. IT IS AN IMPERATIVE.

OVER THE PAST FOUR YEARS, AS WE HAVE RE-SHAPED OUR COMPANY, OUR EMPLOYEE PROFILE HAS CHANGED AS WELL.

WE ARE BECOMING MORE TECHNICALLY ORIENTED, WITH A GREATER EMPHASIS ON SALES, MARKETING, ENGINEERING, RESEARCH AND DEVELOPMENT.

TODAY, BLUESCOPE STEEL EMPLOYS EVEN MORE GRADUATES AND PHDS, AND WE AIM TO CONTINUE BUILDING A HIGHLY SKILLED TEAM - STRONG IN SCIENTIFIC AND TECHNICAL COMPETENCIES, WITH A SOUND KNOWLEDGE OF MARKET NEEDS AND OPPORTUNITIES.

WHY THIS SHIFT?

AS WE MOVE FURTHER TOWARD CUSTOMISED, DOWNSTREAM PRODUCTS, WE WILL REQUIRE MORE MARKETING, ENGINEERING AND DESIGN EXPERTISE.

OUR PRODUCTION FACILITIES ARE BECOMING FAR MORE ADVANCED.

AUTOMATION AND COMPUTER CONTROL MEAN FEWER, MORE HIGHLY TRAINED PEOPLE ON THE PLANT FLOOR.

TO BECOME THE WORLD'S MOST INNOVATIVE STEEL COMPANY, WE NEED THINKING POWER AND IMAGINATION, FLEXIBILITY AND COMMITMENT TO CUSTOMERS.

ANOTHER MAJOR CHANGE IS THE NATIONALITY OF OUR EMPLOYEES.

AS YOU CAN SEE FROM THESE PIE CHARTS, THE NATIONALITY OF OUR VARIOUS EMPLOYEES HAS CHANGED DRAMATICALLY OVER THE LAST THREE YEARS WITH ASIA AND NORTH AMERICA NOW REPRESENTING 47% OF OUR EMPLOYEES – UP FROM 15% ONLY THREE YEARS AGO.

THE ACQUISITION OF BUTLER MANUFACTURING BROUGHT INTO OUR PORTFOLIO SOME OUTSTANDING MARKETING, DESIGN AND MANUFACTURING SKILLS, IN BOTH NORTH AMERICA AND CHINA.

WE EXPECT SIGNIFICANT GROWTH IN THE NUMBER OF PEOPLE WORKING IN OUR ASIAN OPERATIONS, WHERE WE NOW HAVE NEARLY 3,000.

THE ENTHUSIASM AND NEW IDEAS WE ARE SEEING COMING FROM OUR PEOPLE IN THE ASIA REGION ARE TRULY EXCITING AND ENERGISING.

SO, AS OUR EMPLOYEE PROFILE SHOWS, BLUESCOPE STEEL HAS BECOME A TRULY MULTINATIONAL AND MULTICULTURAL COMPANY WITH OPERATIONS IN 16 COUNTRIES.

WE MUST ALSO ENSURE THAT WE ARE AN ORGANISATION THAT MOTIVATES, REWARDS AND EMPOWERS OUR PEOPLE.

A SIGNIFICANT PIECE OF WORK UNDERWAY WITHIN THE COMPANY IS TO BUILD (WHAT WE CALL) A "HIGH PERFORMANCE" CULTURE THROUGHOUT THE ORGANISATION.

CREATING A HIGH PERFORMANCE CULTURE IS ABOUT EVERYONE GENERATING AN ENVIRONMENT THAT ENCOURAGES QUALITIES LIKE TEAMWORK, AGILITY, CREATIVITY, AND OPPORTUNITY.

A HIGH PERFORMANCE WORKPLACE ENCOURAGES INITIATIVE, IMAGINATION, ACCOUNTABILITY AND CONFIDENCE. IT REWARDS THOSE WHO TAKE CARE OF OUR CUSTOMERS AND MARKETS.

IMPORTANTLY, A HIGH PERFORMANCE CULTURE ACTIVELY DISCOURAGES THE BEHAVIOUR THAT IS ASSOCIATED WITH OLD-STYLE 'BIG' COMPANIES - YOU ARE PROBABLY AWARE OF TRAITS THAT TYPIFIED SUCH ORGANISATIONS.

SO, WHY ARE WE MOVING IN THIS DIRECTION?

BECAUSE AGILITY, CREATIVITY, COURAGE AND THE CONFIDENCE TO BE IMAGINATIVE - THE VERY ELEMENTS OF INNOVATION – CANNOT BE DELIVERED TO THE MARKETPLACE UNLESS THEY ARE NURTURED AND PRACTICED WITHIN THE ORGANISATION.

WE HAVE A SMART, MULTINATIONAL WORKFORCE. AND WE ARE IMPLEMENTING A CULTURE THAT WILL ALLOW THEM TO THRIVE.

ONE RESULT IS THAT WE ARE BECOMING A FAR MORE INNOVATIVE COMPANY.

SO LET ME DESCRIBE SOME EXAMPLES OF BLUESCOPE STEEL INNOVATION.

IMAGINE PAINTED STEEL PANELS WITH AN IN-BUILT ANTI-BACTERIAL CAPABILITY. PURPOSE BUILT FOR HYGIENE-CRITICAL AREAS LIKE STERILE COOL-ROOMS.

IMAGINE COLORBOND STEEL FENCING PRODUCTS THAT CANNOT BE PERMANENTLY DE-FACED WITH GRAFFITI.

OR COLORBOND STEEL ROOFING AND WALLING WITH A PHOTO-VOLTAIC COATING, MEANING THE ENTIRE EXTERIOR OF A BUILDING CAN CAPTURE SOLAR ENERGY.

THIS IS THE FUTURE OF COATED STEELS, AND THESE ARE SOME AREAS OF INNOVATION IN WHICH BLUESCOPE STEEL IS ADVANCING . . .

OUR CORE BRANDS, SUCH AS COLORBOND® AND ZINCALUME® STEELS ARE ALSO CONSTANTLY BEING EXTENDED AND IMPROVED.

IN ASIA, CLEAN COLORBOND® STEEL, FOR INSTANCE, WAS DESIGNED TO RESIST THE DISCOLOURATION KNOWN AS 'TROPICAL STAINING'.

ON THE SCREEN YOU CAN SEE "BLUE ZINCALUME" - A BLUE RESIN-COATED HOUSE FRAMING PRODUCT WE ARE CURRENTLY TRIALING.

THIS IS A GREAT EXAMPLE OF BRAND EXTENSION AND DEVELOPMENT (PRODUCED AT OUR WESTERN PORT PLANT, VICTORIA).

IN PRE-ENGINEERED BUILDINGS, COMPUTER MODELLING WILL MAKE OUR PEBS EVEN MORE PRECISELY TAILORED TO THE CUSTOMER'S NEEDS. AND THE LIST GOES ON.

HOWEVER, INNOVATION IS NOT RESTRICTED TO PRODUCT DEVELOPMENT.

THERE IS ALSO ENVIRONMENTAL INNOVATION - HERE ARE TWO EXAMPLES THAT MAKE US VERY PROUD.

THE ILLAWARRA WASTE WATER TREATMENT SCHEME WILL REDUCE BY 50 PER CENT THE REQUIREMENT OF FRESHWATER AT PORT KEMBLA STEELWORKS AND SPRINGHILL, BY TAKING RECYCLED WATER FROM A NEW HIGH-END WATER TREATMENT PLANT BUILT BY SYDNEY WATER.

THIS IS A LANDMARK ENVIRONMENTAL INITIATIVE.

THE TREATMENT PLANT IS THE LARGEST OF ITS KIND IN AUSTRALIA, AND THE PROJECT WILL SAVE AROUND 20 MILLION LITRES OF WATER A DAY - EQUIVALENT TO 40,0000 HOUSEHOLDS.

AND WE ARE DEVELOPING PRODUCTS TO HELP OUR CUSTOMERS CONSERVE WATER AS WELL.

DURING THE YEAR WE LAUNCHED A NEW BUSINESS CALLED BLUESCOPE WATER.

THE FOUNDATION FOR THIS BUSINESS IS THE COMPANY'S MANY YEARS OF EXPERIENCE SUPPLYING STEEL-BASED PRODUCTS TO OUR CUSTOMERS FOR THE MANUFACTURE OF RAINWATER TANKS. [NB: YOU MAY NOW SEE AN EXAMPLE TANK ON DISPLAY IN THE FOYER]

ANOTHER TECHNICAL INNOVATION IS OUR SINTER MACHINE EMISSION REDUCTION PROJECT.

IT CAPTURES WASTE GAS AND DUST FROM THE IRON-ORE SINTER PLANT AT PORT KEMBLA STEELWORKS [AND REPRESENTS AN INVESTMENT BY YOUR COMPANY OF $95 MILLION].

WITH SIX YEARS OF HARD WORK, RESEARCH AND TECHNICAL INNOVATIONS, OUR TEAM HAS EFFECTIVELY REMOVED THE SINGLE BIGGEST POINT SOURCE OF EMISSIONS AT PORT KEMBLA STEELWORKS, AND MADE A HIGHLY VISIBLE CONTRIBUTION TO LOCAL AIR QUALITY.

SO, OVERALL, WE ARE DRIVING FOR MORE INNOVATION, WHICH IS WHY WE WILL INCREASE OUR R&D SPEND BY A FURTHER 10 MILLION DOLLARS THIS FINANCIAL YEAR.

FINALLY, I WOULD LIKE TO LOOK AT A KEY GROWTH EVENT THAT IS A DEMONSTRATION OF OUR STRATEGY IN ACTION – THE ACQUISITION OF THE BUTLER MANUFACTURING COMPANY.

THE ACQUISITION OF BUTLER MANUFACTURING ON 27 APRIL THIS YEAR WAS SIGNIFICANT.

THE BUTLER BRAND IS NUMBER ONE IN PRE ENGINEERED BUILDINGS IN NORTH AMERICA AND CHINA, AND HAS STRONG BRAND RECOGNITION WORLD-WIDE.

THROUGH THE OWNERSHIP OF THIS BUSINESS, BLUESCOPE STEEL IS NOW THE NUMBER ONE GLOBAL DESIGNER AND SUPPLIER OF PRE-ENGINEERED STEEL BUILDINGS.

IN TERMS OF STRATEGIC FIT, THE BUTLER BUSINESS MANUFACTURES AND SELLS ENTIRE BUILDINGS, WHILE BLUESCOPE LYSAGHT SELL THE ROLL FORMED COMPONENTS THAT GO INTO THE BUILDINGS.

SO WHAT IMPACT IS THIS ACQUISITION HAVING ON BLUESCOPE STEEL?

HERE'S AN OVERVIEW.

REVENUE THIS YEAR IS EXPECTED TO INCREASE BY OVER $1 BILLION.

OUR OVERALL PROPORTION OF REVENUE GENERATED DOWNSTREAM OF HOT ROLLED COIL WILL INCREASE BY 7%.

OUR EMPLOYEE NUMBERS HAVE INCREASED BY NEARLY 4,000.

AND WHILST OUR GEARING INCREASED BY ABOUT 8% WHEN WE COMPLETED THE DEAL, WE MAINTAINED AN INVESTMENT-GRADE BALANCE SHEET, AND SUCCESSFULLY PLACED US$300 MILLION IN THE US PRIVATE PLACEMENT MARKET ONLY TWO MONTHS LATER.

THE PEOPLE OF THE BUTLER BUILDINGS AND VISTAWALL BUSINESSES IN NORTH AMERICA, AND THE BUSINESS WE NOW CALL BLUESCOPE BUTLER IN CHINA, HAVE RAPIDLY BECOME AN INTEGRAL PART OF OUR COMPANY AND WE WELCOME THEM.

IN LINE WITH OUR CHANGING CULTURE, THEY ARE DEMONSTRATING PERSONAL ACCOUNTABILITY IN IMPROVING THOSE BUSINESSES.

THE BUTLER ACQUISITION MAKES BLUESCOPE BUTLER THE LEADING PREMIUM PEB AND COMPONENTS COMPANY IN CHINA.

AND WHEN YOU FACTOR IN OUR LYSAGHT ASIA ROLLFORMING NETWORK, WHICH IS THE MOST EXTENSIVE IN THAT REGION, YOU REALISE THAT OUR PRESENCE IN ASIA IS NOW CONSIDERABLE.

SINCE WE MET LAST YEAR, NOT ONLY HAVE WE ACQUIRED BUTLER, BUT WE HAVE COMMENCED CONSTRUCTION OF A NEW COATING AND PAINTING PLANT IN VIETNAM, SEEN HERE ON THE SCREEN.

COMMENCED CONSTRUCTION OF A NEW, SECOND METALLIC COATING LINE IN THAILAND.

AND COMMENCED CONSTRUCTION OF A NEW PAINTING AND COATING PLANT IN CHINA.

WITH BLUESCOPE BUTLER ASIA, OUR DOWNSTREAM CAPABILITIES EXTEND ALL THE WAY TO THE FINISHED BUILDING, AND WE HAVE A <u>FIRM FOOTHOLD IN THE WORLD'S MOST ECONOMICALLY DYNAMIC REGION</u>.

MOST ENCOURAGING IS THE FACT THAT WE ARE ABLE TO REWARD SHAREHOLDERS <u>AND</u> GROW YOUR COMPANY – AS THE CHAIRMAN OUTLINED EARLIER.

TO CONCLUDE.

1) WE HAVE LOOKED AT *WHY* WE ARE CHANGING - SHIFTS IN CUSTOMER EXPECTATIONS, AND THE INTENSITY OF INTERNATIONAL COMPETITION ARE KEY FACTORS.

2) AND WE HAVE EXAMINED *HOW* WE ARE CHANGING – THROUGH OUR STRATEGY, AND TRANSFORMING OUR ORGANISATION AND CULTURE.

3) I HAVE TALKED ABOUT THE GREAT INNOVATIONS THAT ARE FLOWING.

4) AND LOOKED AT THE BUTLER ACQUISITION AND NEW ASIAN PROJECTS – EXCELLENT EXAMPLES OF OUR GLOBAL VALUE-ADDED GROWTH STRATEGY IN ACTION.

SO, TO CLOSE.

WE ARE NOW AMONG THE 30 LARGEST AUSTRALIAN-OWNED COMPANIES, AND OUR BUSINESS MODEL IS PROVING SUCCESSFUL OFFSHORE.

WE ARE AN EXPORTER OF AUSTRALIAN EXPERTISE – AND LEARNING FROM THE WORLD.

NOW, I *DO* KNOW THAT AUSTRALIANS FEEL A GREAT DEAL OF PRIDE WHEN THE HOME TEAM DOES WELL ABROAD.

BUT I DON'T THINK THE EXTENT OF OUR OFFSHORE SUCCESS IS FULLY UNDERSTOOD.

WE HAVE A REAL OPPORTUNITY TO TAKE YOUR COMPANY, BLUESCOPE STEEL, SOMEWHERE VERY EXCITING.

TO BECOME THE SORT OF STEEL SOLUTIONS BUSINESS THE WORLD HAS NOT SEEN BEFORE – WITH AN UNRIVALLED PRESENCE IN THE WORLD'S MAJOR GROWTH REGION OF ASIA.

OURS IS A VERY FINE COMPANY.

I HOPE YOU FEEL PROUD TO BE SHAREHOLDERS.

BECAUSE I CERTAINLY FEEL PROUD AND PRIVILEGED TO LEAD IT.

LADIES AND GENTLEMEN, I THANK YOU FOR LISTENING.

AND I VERY MUCH APPRECIATE YOUR SUPPORT.

END



BlueScope Steel Limited
Level 11, 120 Collins Street
Melbourne VIC 3000
AUSTRALIA
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 19 October 2004

BLUESCOPE STEEL EXPECTS ANOTHER VERY GOOD YEAR

BlueScope Steel Chairman, Mr Graham Kraehe, advised shareholders at the Company's Annual General Meeting in Sydney today that the Company is expecting another very good year in FY 2005.

Mr Kraehe said: "The performance of the Company for the three months to the end of September has been very strong, continuing the favourable trading conditions we experienced in the last half of the 2004 financial year.

"The integration of the Butler Buildings and Vistawall businesses into the group is proceeding according to plan. Market conditions and despatches for both these businesses have improved compared to the same period in 2003, and we look forward to an improved performance from our Coated and Building Products North America segment.

"Our upstream steel manufacturing businesses – Port Kembla Steelworks, New Zealand Steel and North Star BlueScope Steel – continue to perform strongly, supported by higher prices for the slab and hot rolled coil they produce.

"On the other hand, our downstream Australian Coated and Building Products business is having to work hard to maintain profitability, in the face of much higher feedstock costs."

Mr Kraehe continued: "As we said in August this year, we are expecting another very good year for BlueScope Steel. We are off to a strong start.

"With a full order book in the current quarter, we now expect a first half result significantly higher than the June 2004 half year. This is likely to result in a third record year for BlueScope Steel in 2005, if current market trends continue and we do not suffer from any unexpected operational difficulties."

The full text of speeches made at the BlueScope Steel Annual General Meeting by Chairman Graham Kraehe and Managing Director and CEO Kirby Adams can be viewed at the Company's website.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS
Investors
John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Telephone: +61 3 9666 4150
Mobile: +61 419 893 491
E-mail: John.Knowles@bluescopesteel.com

Media
Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Telephone: +61 3 9666 4039
Mobile: +61 411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com





SEC File
No. 82-34676

Facsimile

To	Company Announcements Office	Facsimile Number	~~1900 999 279~~ 1800 999 279
Company	Australian Stock Exchange Limited		
From	Lisa Nicholson	Date	19 October 2004
Subject	**Disclosure of Proxy Votes**	Total pages including header	3

FOR IMMEDIATE RELEASE TO THE MARKET

Please find to follow the results of voting at today's Annual General Meeting of BlueScope Steel Limited.

Yours faithfully,

LISA NICHOLSON
Assistant Company Secretary

BlueScope Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street, Melbourne Vic 3000 Australia
PO Box 18207, Collins Street, East Melbourne Vic 8003 Australia

Telephone +61 3 9666 4073 Facsimile +61 3 9666 4113 Lisa.Nicholson@bluescopesteel.com

RESULTS OF MEETING

BLUESCOPE STEEL LIMITED

ANNUAL GENERAL MEETING

Tuesday, October 19 2004


ASX PERPETUAL
REGISTRARS

As required by section 251AA(2) of the Corporations Act 2001 (Cwlth) the following statistics are provided in respect of the/each resolution on the agenda.

Resolution	Manner in Which the securityholder directed the proxy vote:					Manner in which votes were cast in person as by proxy on a Poll (Where Applicable)		
	TOTAL	votes "for"	votes "against"	votes "abstain"**	votes "discretionary"	"for"	"against"	"abstain"**
5 - 'AMENDMENT TO COMPANY'S CONSTITUTION (RESTRICTION ON RETIREMENT BENEFITS FOR DIRECTORS)'	332,751,654	44,431,098	270,153,328	3,413,410	18,167,228	40,366,555	293,802,748	3,413,410
6 - 'AMENDMENT TO COMPANY'S CONSTITUTION (RESTRICTION ON THE NUMBER OF DIRECTORSHIPS OF OTHER LISTED COMPANIES HELD BY DIRECTORS)'	334,872,343	34,570,497	282,109,625	1,292,721	18,192,221	30,251,017	306,035,185	1,212,721
7 - 'AMENDMENT TO COMPANY'S CONSTITUTION (CAP ON REMUNERATION OF MANAGING DIRECTOR OR AN EXECUTIVE DIRECTOR)'	328,445,851	40,682,012	269,566,207	7,719,213	18,197,632	36,612,265	293,250,844	7,719,213
8 - 'AMENDMENT TO COMPANY'S CONSTITUTION (CAP ON EXECUTIVE AND EMPLOYEE REMUNERATION)'	329,175,009	40,668,076	270,314,919	6,989,055	18,193,014	36,599,084	293,994,183	6,989,055

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

RESULTS OF MEETING

BLUESCOPE STEEL LIMITED

ANNUAL GENERAL MEETING

Tuesday, October 19 2004


ASX PERPETUAL
REGISTRARS

As required by section 251AA(2) of the Corporations Act 2001 (Cwlth) the following statistics are provided in respect of the/each resolution on the agenda.

Resolution	Manner in Which the securityholder directed the proxy vote:					Manner in which votes were cast in person as by proxy on a Poll (Where Applicable)		
	TOTAL	votes "for"	votes "against"	votes "abstain"**	votes "discretionary"	"for"	"against"	"abstain"**
1 - 'TO RE-ELECT RON MCNEILLY AS A DIRECTOR'	333,151,013	296,777,757	8,421,270	3,014,041	27,951,986	N/A	N/A	N/A
2 - 'TO RE-ELECT DIANE GRADY AS A DIRECTOR'	335,714,777	305,233,945	2,336,884	450,287	28,143,948	N/A	N/A	N/A
3 - 'APPROVE THE GRANT OF SHARE RIGHTS TO THE MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER'	325,456,818	289,523,240	16,771,102	1,787,712	19,164,476	N/A	N/A	N/A
4 - 'AMENDMENT TO COMPANY'S CONSTITUTION (MAXIMUM TERM OF 10 YEARS) FOR NON-EXECUTIVE DIRECTORS'	334,939,151	31,008,683	285,319,502	1,225,813	18,810,986	26,688,499	309,861,250	1,226,263

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item